

2024 Annual Report



April 28, 2025

Dear Cytek Stockholders:

I'm pleased to report that Cytek Biosciences achieved another year of growth and positive adjusted EBITDA in 2024, despite persistent industry headwinds. Compared to 2023, Cytek's total revenue increased by 4%, to $200.5 million, propelled by robust service performance and double-digit unit volume growth across markets outside of the U.S. Our unit volume growth outperformed both the broader flow cytometry market and our direct competitors—a testament to our technological leadership and the exceptional support delivered by our customer-facing teams.

A Pivotal Year

2024 marked a crucial inflection point for Cytek: modest percentage increases in revenue can generate disproportionately larger percentage gains in adjusted EBITDA. This powerful leverage effect translated our 4% revenue increase into a 77% gain in adjusted EBITDA, which reached $22.4 million compared to $12.6 million in 2023.

Our commitment to creating shareholder value remained steadfast as we executed on our share repurchase program, buying back nearly 4 million shares in 2024. This commitment continues with our 2025 repurchase program, authorized for up to $50 million, under which we have been actively acquiring shares in 2025.

Expanding Our Global Presence

Cytek's success in 2024 reflects the value proposition of our portfolio and our growing brand recognition. Particularly encouraging was the continued demand from pharmaceutical and contract research organization (CRO) customers who value our technology's ability to harmonize instruments across regions for discovery, translational, and clinical applications. Even in China's challenging competitive landscape, we believe that Cytek continued to capture market share in 2024 while maintaining favorable pricing.

Anticipating continued global demand growth for our products and to diversify our manufacturing capabilities, we opened a new manufacturing facility in Singapore in early 2025. This expansion complements our existing U.S. and China manufacturing operations and provides a new avenue for cost-effective production. It may also help mitigate potential impacts from recently implemented worldwide tariffs, export controls, and related limitations.

Execution Across Four Pillars of Growth

Throughout 2024, we executed decisively across our four strategic growth pillars—instruments, applications, bioinformatics, and clinical—further cementing Cytek's position as a leader in next-generation cell analysis solutions.

Instruments: Setting the Industry Standard

Cytek's core FSP® technology has fundamentally redefined flow cytometry, becoming the benchmark against which other technologies are measured. Since introducing our first FSP instrument in 2017, we've built an impressive global footprint with nearly 2,000 customers across more than 70 countries. The validation of our approach is evidenced by more than 2,300 peer-reviewed publications citing Cytek products in addressing critical research challenges.

Our 2024 instrument performance was robust across the portfolio:

- FSP instrument placements grew 8.5% over 2023

- Cytek Aurora™ cell sorter placements increased 13% over 2023

- Northern Lights™ system deployments rose 12% over 2023

This solid growth trajectory, particularly in a challenging macroeconomic environment, underscores Cytek's continued leadership in full spectrum flow cytometry.

Our instrument offerings were further differentiated in 2024 by the launch of Cytek's Enhanced Small Particle™ (ESP™) detection module, a versatile technology that can be integrated into new instruments or retrofitted to existing Cytek Aurora, Cytek Aurora CS, and Cytek Northern Lights systems. This advancement enables our platforms to identify and analyze various small particles, including extracellular vesicles, bacteria, viruses, viral particles, and nanoparticles—further distinguishing our offerings among researchers and clinicians.

The strategic benefits of acquiring the Amnis® and Guava® product lines in early 2023 continued to materialize in 2024. We believe our broadened reach within the Guava user base and entry-level market helped deliver a 12% growth in placements of Northern Lights systems. Equally important, our service business gross margin improved dramatically from 15% in 2022 (the year before the acquisition) to 57% in 2024.

Applications and Bioinformatics: Accelerating Research Workflows

The Cytek Cloud, introduced two years ago as a digital ecosystem supporting full spectrum flow cytometry research, has evolved into a popular resource for the scientific community. In 2024, we enhanced its capabilities with the SpectroPanel™ tool—a proprietary intelligent algorithm that designs optimized reagent panels in minutes rather than the days or weeks required by manual processes. In addition to making our users' workflows more efficient, our SpectroPanel tool creates opportunities to drive demand for Cytek's reagent portfolio across a wide range of applications.

The adoption of Cytek Cloud has been exceptional, with over 16,000 users at the end of 2024—representing growth of more than 160% from the beginning of 2024. This translates to an average of more than 6 users per installed Cytek FSP instrument, demonstrating powerful user engagement and the platform's value in building brand loyalty.

Clinical Applications: Expanding Market Opportunities

The clinical market continues to present substantial growth opportunities for Cytek, with several of our products already approved for clinical use in both China and the EU. In May 2024, we secured China National Medical Administration approval for clinical use of our one-laser and two-laser 6-color TBNK reagent cocktails on our Northern Lights CLC clinical instrument across Chinese hospitals, laboratories, and clinics. This represents the first and only one-laser based 6-color assay supported by FSP capability, which provides our reliable one-laser systems and 6-color reagent kit with a distinct competitive advantage over more expensive two-laser systems. We believe this regulatory achievement helped drive Northern Lights CLC unit placement growth of 15% in 2024.

Our Stock Performance

Despite substantial operational and financial achievements in 2024, our stock price has declined, in part due to a broad industry trend affecting life science tools stocks. The sector experienced consistent downward pressure throughout 2024, driven primarily by a cyclical decline in demand for life science capital equipment in certain markets.

Our management team is focused intensively on the factors within our control: disciplined cost management, profitability enhancement, and strategic deployment of our robust balance sheet. Our current share buyback program—our third in three years—tangibly demonstrates our confidence in Cytek's long-term business fundamentals and growth prospects, both organic and inorganic.

We believe our financial strength, technological leadership, global diversification, and first-mover advantage with FSP technology position us well for continued growth.

The Path Forward: Substantial Growth Opportunities

Through 2025 and beyond, we believe our industry-leading portfolio, global diversification, and first-mover advantage with FSP technology will position us to continue expanding our share of the large and growing cell analysis market. Combined with our talented team, strong balance sheet, and focused execution, we are confident in our ability to make meaningful progress on our strategic initiatives and growth opportunities.

Cytek's growth opportunities are significant. These opportunities include:

- **Flow Cytometry Market Growth**: The multi-billion-dollar market for flow cytometry products is projected to grow over the next five years.[1] As the leader in the high-parameter

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[1] MARKETS and MARKETS Flow Cytometry Market Global Forecast to 2032

full spectrum market segment, Cytek has strong growth opportunities as full spectrum instruments become the technology of choice, as well as from the growth in the overall flow cytometry market.

- **Technology Replacement Cycle**: The existing installed base of flow cytometry instruments worldwide presents a significant upgrade opportunity for Cytek as laboratories transition to superior spectral technologies like our FSP platform.

- **Product Innovation**: Cytek is committed to the development of important new products in cell analysis and has a robust R&D program to ensure our success. In addition, our acquisition of the Amnis and Guava product lines creates opportunities for groundbreaking new products that integrate with our FSP technologies.

- **Global Clinical Expansion**: While we already have a growing presence in the EU and China clinical markets, substantial untapped opportunities exist in other regions for clinical applications of our flow cytometry products.

- **Strategic Acquisitions**: Our strong balance sheet positions us to pursue accretive acquisitions, particularly during periods of compressed valuations. Cytek has developed disciplined operational and financial criteria for evaluating acquisition opportunities.

These opportunities, combined with our talented team, strong balance sheet, and execution focus, reinforce our confidence in our long-term objective of delivering sustainable and profitable growth. We remain deeply committed to providing a comprehensive cell analysis portfolio to our customers and, in doing so, creating enduring value for our stockholders.

All of us at Cytek remain grateful for your partnership and trust in our products, our company, and our management team as we work to build long-term value for all Cytek stakeholders.

Sincerely,

Wenbin Jiang
Chairman of the Board and Chief Executive Officer
Cytek Biosciences, Inc.

Reconciliation of GAAP to Non-GAAP Measures
(Unaudited)

(In thousands)	Twelve months ended			
	December 31, 2024		December 31, 2023	
GAAP Net loss	$	(6,020)	$	(12,148)
Depreciation and amortization		10,595		9,230
Provision for (benefit from) income taxes		320		(3,561)
Interest income		(5,121)		(6,413)
Interest (income) expense, net		(5,240)		2,071
Foreign currency exchange loss (gain)		3,597		(108)
License and royalty settlement adjustment		(2,561)		—
Stock based compensation		26,848		22,048
Acquisition related expenses		—		1,512
Non-GAAP Adjusted EBITDA	$	**22,418**	$	**12,631**

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2024

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM   TO**

Commission File Number 001-40632

CYTEK BIOSCIENCES, INC.

(Exact name of Registrant as specified in its Charter)

Delaware	**47-2547526**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
47215 Lakeview Blvd. Fremont, California	**94538**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(877) 922-9835**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.001 per share	**CTKB**	**The Nasdaq Global Select Market**

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES ☒ NO ☐

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. YES ☐ NO ☒

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES ☒ NO ☐

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files). YES ☒ NO ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
Emerging growth company	☐		

If an emerging growth company, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the Registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). YES ☐ NO ☒

The aggregate market value of registrant's voting and non-voting common stock held by non-affiliates of registrant on June 30, 2024, the last business day of the registrant's most recently completed second fiscal quarter, was approximately $670 million, based upon the closing sale price of the common stock as reported on The Nasdaq Global Select Market. Shares of common stock held by each officer and director have been excluded in that such persons may be deemed to be affiliates. This determination of affiliate status is not a conclusive determination for other purposes.

The number of shares of Registrant's Common Stock outstanding as of February 17, 2025 was 128,097,379.

<center>DOCUMENTS INCORPORATED BY REFERENCE</center>

Portions of the Registrant's Definitive Proxy Statement relating to the Registrant's 2025 Annual Meeting of Stockholders are incorporated by reference into Part III of this Annual Report on Form 10-K where indicated. Such Definitive Proxy Statement will be filed with the Securities and Exchange Commission within 120 days after the end of the Registrant's fiscal year ended December 31, 2024.

Table of Contents

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains forward-looking statements about us and our industry that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this Annual Report on Form 10-K, including statements regarding our future results of operations, financial condition, business strategy and plans and objectives of management for future operations, are forward-looking statements. In some cases, you can identify forward-looking statements because they contain words such as "anticipate," "believe," "contemplate," "continue," "could," "estimate," "expect," "intend," "may," "plan," "potential," "predict," "project," "should," "target," "will," "would," "become," "forecast," or the negative of these words or other similar terms or expressions.

We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements are subject to a number of risks, uncertainties, factors and assumptions described in the section titled "Risk Factors" and elsewhere in this Annual Report on Form 10-K, regarding, among other things:

- our expected future growth;

- the size and growth potential of the markets for our products, and our ability to serve those markets;

- our ability to accurately forecast demand for our products;

- general economic and market conditions, including as a result of infectious disease outbreaks, seasonal demands, regulatory matters, economic recessions or slowdowns, the ongoing war in Ukraine, conflict in the Middle East and the general inflationary environment;

- the rate and degree of market acceptance of our products;

- the expected future growth of our sales and marketing organization;

- the performance of, and our reliance on, third parties in connection with the commercialization of our products, including single-source suppliers and, in some cases, sole source suppliers;

- our ability to accurately forecast and manufacture appropriate quantities of our products to meet commercial demand;

- our ability to integrate the businesses we acquire and to achieve and recognize the anticipated benefits of the transaction;

- regulatory developments in the United States and foreign countries;

- our ability to retain regulatory approval for our products or obtain regulatory approval for new products in the United States and in any foreign countries in which we make seek to do business;

- our research and development for existing products and any future products;

- the development, regulatory approval and commercialization of competing products;

- our ability to retain and hire senior management and key personnel;

- our ability to develop and maintain our corporate infrastructure, including our ability to remediate our existing material weaknesses and to design and maintain an effective system of internal controls;

- our financial performance and capital requirements; and

- our expectations regarding our ability to obtain and maintain intellectual property protection for our products, as well as our ability to operate our business without infringing the intellectual property rights of others.

These risks are not exhaustive. Other sections of this Annual Report on Form 10-K may include additional factors that could harm our business and financial performance. We operate in a very competitive and rapidly changing environment where new risk factors may emerge from time to time, and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in, or implied by, any forward-looking statements.

You should not rely on forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this Annual Report on Form 10-K primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition and operating results. These forward-looking statements speak only as of the date of this annual report. We undertake no obligation to update any forward-looking statements made in this Annual Report on Form 10-K to reflect events or circumstances after the date of this Annual Report on Form 10-K or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments.

In addition, statements that "we believe" and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based on information available to us as of the date of this Annual Report on Form 10-K. While we believe that information provides a reasonable basis for these statements, that information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely on these statements.

Unless the context indicates otherwise, as used in this Annual Report on Form 10-K, the terms "Company," "Cytek," "Registrant," "we," "us" and "our" refer to Cytek Biosciences, Inc., a Delaware corporation, and its direct and indirect subsidiaries, taken as a whole.

"Cytek," "Cytek Aurora," "Northern Lights," "NL-CLC," "Cytek Orion," "Amnis," "Guava," "ImageStream," "Muse," "easyCyte," "Tonbo," "cFluor," "SpectroFlo," "SpectroPanel," "SpectroPrep," "InCyte," "GuavaLink," "IDEAS," "Similarity," "Complexity," "FSP," "Full Spectrum Profiling," "ESP," "Enhanced Small Particle" and "DxP Athena" are trademarks of the Company. All other service marks, trademarks and trade names appearing in this Annual Report on Form 10-K are the property of their respective owners. We do not intend our use or display of other companies' trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, these other companies. Solely for convenience, the trademarks and trade names referred to in this Annual Report on Form 10-K may appear without the ® and ™ symbols, but those references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights, or the right of the applicable licensor to these trademarks and trade names.

PART I.

Item 1. Business

Overview

We are a leading cell analysis solutions company advancing the next generation of research and clinical tools with our novel technical approach of leveraging the full spectrum of fluorescence signatures from multiple lasers to distinguish fluorescent tags on single cells ("Full Spectrum Profiling" or "FSP" technology). Our goal is to become the premier cell analysis company through continued innovation that facilitates scientific advances in biomedical research and clinical applications.

Biological systems are highly complex, and scientists are challenged by the multitude of questions that remain unanswered. Analysis at the single-cell level is essential to understand these complex systems. Identifying the correct cell in the context of a given biological question can have profound implications for drug development and health care decisions. It is essential to correlate information derived from multiple cell analysis approaches and to translate what is known at the gene level to the actual cell function. As a result, there is growing demand for deep content through high dimensional cell analysis and for solutions that can provide a complete picture of cellular biological processes and interactions. To achieve this, scientists need to phenotype and isolate rare events or unique populations down to the single-cell level through highly resolvable multi-dimensional cell analysis. While flow cytometry is a widely used tool for single cell analysis, conventional flow cytometry, mass cytometry and early approaches to spectral flow cytometry technologies have historically been challenged due to limited dimensionality, sub-optimal resolution, low throughput, high cost for performance and/or significant technical expertise required to operate systems.

Full Spectrum Profiling™ (FSP®) Technology

Our patented FSP technology optimizes sensitivity and accuracy through its unique optical and electronic designs that utilize an innovative method of light detection and distribution to a specifically selected number and type of detectors. This patented optics design enables researchers to effectively collect the full range of light emissions in an extremely compact space, resulting in higher resolution and enabling the development of highly complex assays with 50 different colors (individual fluorochromes), supporting 50 biomarkers within just a single tube.

Our FSP cell analyzers, the Cytek Aurora™ and Northern Lights™ systems, deliver high-resolution, high-content and high-sensitivity cell analysis and address the inherent limitations of other technologies by providing a higher level of multiplexing with exquisite sensitivity, more flexibility and increased efficiency, all at a lower cost for performance. Additionally, our Cytek Aurora cell sorter ("Aurora CS system") leverages our FSP technology to further broaden our potential applications across cell analysis by enabling the same number of parameters with the same sensitivity as the Cytek Aurora cell analyzer system. Each system is supported by our highly intuitive, proprietary embedded SpectroFlo® software, our reagents, and our service offerings to provide a comprehensive, end-to-end platform of solutions for our customers.

Since our first U.S. commercial launch in mid-2017 through December 31, 2024, we have sold and deployed our instruments to customers around the world, including pharmaceutical companies, biopharma companies, academic research centers, and clinical research organizations ("CROs"). Our solutions have enabled researchers to make significant scientific advances in key areas of medical discovery (such as oncology, immunology and infectious diseases) in addition to empowering improved downstream cell analysis with complementary cell analysis technologies (such as next-generation sequencing ("NGS")). We believe that our innovative FSP and targeted cell isolation technology has the potential to accelerate scientific discovery and have a profound impact on the understanding of cell biology, immunotherapy, and targeted therapeutic approaches (personalized medicine). Further, there has been a meaningful increase in the number of publications generated to showcase our technology, with more than 2,300 peer-reviewed articles published since our first commercial launch in 2017, including many prominent journals, across a wide range of applications including oncology, infectious diseases, immunology, immunotherapy and immuno-oncology.

Our FSP platform was purpose-built to advance the next generation of cell analysis by delivering deep insights, high-throughputs and ease-of-use. Our FSP platform is designed to offer the following key benefits:

- *Ultra-sensitive:* resolve the most challenging cell populations (such as cells with high autofluorescence or low levels of expression of key biomarkers) by providing high-resolution data at the single-cell level with an optimized signal-to-noise ratio.

- *Deep, high integrity content:* allow development of highly complex assays through access to 50 different colors and, thus, supporting 50 biomarkers in a single tube without sacrificing precision and throughput to gain a deeper understanding of biological systems and arrive at faster and more accurate diagnoses in clinical settings.

- **Flexible and compatible:** enable a single configuration across a wide range of reagents and applications, full backwards compatibility across panels, and greater leverage for downstream analysis with complementary technologies, including NGS.

- **Efficient and compact:** improve costs and save time while maintaining industry-leading performance and efficient workflows that limit consumables usage and reduce labor costs—all within a highly compact footprint minimizing space requirements for laboratories.

- **Integrated and intuitive:** provide fully integrated workflows through a suite of solutions that include instruments, accessories, reagents and kits, software and services. Our proprietary tools and the intuitive functionality of our proprietary SpectroFlo software coupled with a user-friendly interface allow for enhanced ease-of-use and minimal operator training.

Flow Cytometry and Imaging (FCI) Business

On February 28, 2023, we completed the acquisition of certain assets (the "FCI Acquisition") relating to the flow cytometry and imaging business of Luminex Corporation ("Luminex"), including relating to the business of manufacturing, marketing, selling, servicing and maintaining Amnis®- and Guava®-branded instruments, and flow cytometry reagent products and services (the "FCI Business"). The acquired FCI Business includes conventional flow and image-based flow cytometry instrumentation and related products and services (the "FCI Products"), which provide insights into all facets of cellular phenotypes and morphology.

Amnis instruments and applications are important tools in the investigation of cell morphology, intracellular translocation and cell-cell interaction in a variety of research areas, including immunology, neurobiology, stem cell research and cell biology. The addition of Guava flow cytometers expands our core instrument offerings, adding cost-effective, entry-level and personal instrument options with microcapillary-based fluidics for cell analysis. The Guava microcapillary-based flow cytometers are mainly adopted by entry to mid-range flow cytometry users who are looking for easy-to-use and cost-effective solutions for applications, such as cell counting, cell biology and lower-plex immunophenotyping. The FCI Acquisition supports our plan to develop new products and capabilities with flow cytometry and imaging technology, expand our reach and offerings into customer segments previously underserved, and increase the efficiency of our operations.

Our Competitive Strengths

We aim to transform the cell analysis market by continuing to build upon our success as a leading platform of innovative solutions by leveraging our key competitive strengths, which include:

- Our novel, patented FSP platform delivers high-resolution, high-content and high-sensitivity cell analysis by utilizing the full spectrum of fluorescent signatures.

- Our solutions address many of our customers' unmet needs.

- Our complete offering is available across a range of price points while consistently delivering high performance.

- Our diversified customer base and breadth of relationships and scientific validation.

- Our global scale and reach.

We believe the combination of our people and our global reach will enable us to continue to execute our growth strategies, stay ahead of competition and remain at the forefront of innovation in cell analysis. Our leadership team has extensive track records in the life sciences and technology sectors. As of December 31, 2024, our multidisciplinary group of over 648 employees includes employees with expertise across optics, electronics, fluidics, computer sciences, chemistry, biology, and medical sciences. Our worldwide commercial team of 244 employees and our research and development team of 164 employees have significant expertise, industry experience and collaborative relationships with key opinion leaders ("KOLs"), industry leaders, innovators and potential customers.

We have a long history of providing high-quality and efficient customer service and our product development efforts reflect our deep understanding of our customers' needs. One of our key differentiators is our customer-facing technical team, which collaborates closely with our customers to identify and find solutions for unmet needs across the market. We also collaborate closely with KOLs, generating relevant data and publications to demonstrate not only the feasibility, but also the quality of our approach. We plan to continue executing on our growth strategy by driving adoption of our solutions, inspiring innovation, investing in integrated workflow solutions, and driving application development and adoption in clinical markets.

We believe our financial results reflect the continued market demand for our product offerings and adoption of our FSP technology: our strong financial profile is differentiated by the combination of our scaled revenue base, revenue growth and cash balance. Our revenue for fiscal years 2024, 2023 and 2022 was $200.5 million, $193.0 million, and $164.0 million, respectively. We generated net losses of $6.0 million and $12.1 for fiscal years 2024 and 2023, respectively, and net income of $2.5 million for fiscal year 2022. Our cash and cash equivalents, restricted cash and short term investments were $277.9 million, $262.7 million and $344.05 million on December 31, 2024, 2023 and 2022, respectively.

Our Strategy

Our strategy includes the following core elements:

- *Accelerate adoption of our solutions.* To continue driving adoption of our solutions and to support our leading global brand, we intend to maximize the effectiveness of our sales infrastructure, including our sales representatives, technical applications specialists and customer support staff, in addition to increasing marketing efforts. This investment will also support our entry into new markets as we roll out new solutions and applications and appropriately manage inbound interest from new customers.

- *Continue to innovate and offer our customers best-in-class solutions.* Our development efforts focus on value-additive features and enhancements to meet the growing needs of the cell analysis market. These efforts drive continued innovation across our proprietary reagents, software and services offerings, in addition to new instrumentation releases, such as the Aurora CS system, the Cytek Orion™ reagent cocktail preparation system and the Enhanced Small Particle™ (ESP™) detection option for our Cytek Aurora, Northern Lights and Aurora CS systems.

- *Invest in integrated workflow solutions to drive pull-through from our consumables and services.* Our overarching goal is to become a comprehensive solutions provider to our customers by delivering a fully integrated offering of instruments, accessories, consumables, software and services. We are also focused on expanding our bioinformatics offerings to support our customers, such as Cytek Cloud, a digital ecosystem that supports full spectrum flow cytometry research from panel design to data acquisition. As we continue to penetrate our addressable markets, we can leverage our growing installed base to drive consumable pull-through and recurring revenue.

- *Drive clinical research application development.* We are deeply committed to developing our platform's clinical research applications, and in particular, within disease detection, diagnosis, and treatment monitoring. We also focus on areas where we can leverage the combination of our platform with complementary cell analysis technologies (such as NGS) to produce differentiated outcomes with greater sensitivity, such as with minimal residual disease ("MRD") testing. We can provide insights to clinicians to facilitate personalized medicine for patients, as well as facilitate biopharma's research and development efforts to develop the next-generation of targeted therapies. Our Northern Lights-CLC (NL-CLC™) system has been registered or approved for clinical use in the European Union and China, and we plan to continue generating supporting publications and data, as well as pursue any required regulatory approvals for clinical use in the United States.

Our Market Opportunity and Industry Background

Our market opportunity. Within the life sciences technology market, flow cytometry technologies currently provide solutions, including cell proliferation, cell counting, cell identification, cell quality control and single-cell applications, largely within the global cell analysis market. However, we believe that, driven by enhanced capabilities, our products have the potential to capture an increasingly greater share of the total addressable market by accessing the entire cell analysis market. Further, we believe our differentiated platform will enable us to expand the use of cell analysis into new markets, well beyond current applications addressed by prior flow cytometry technologies and other cell analysis technologies. Thus, we believe our potential total addressable market is larger than the current cell analysis market, which excludes new and existing markets addressable by our platform, such as clinical research applications within immunotherapy, immuno-oncology, bioprocessing, infectious diseases and immuno-deficiencies. In addition, the combination of our platform with complementary, downstream cell analysis technologies is expected to provide additional areas for new applications, such as MRD testing. As our products are further validated through continued peer-reviewed publications in new applications, we expect our total addressable market to expand.

Complementary technologies to FSP and multi-omics applications. Since our FSP platform provides highly complex data down to single-cell resolution at a rapid speed, it is inherently well-suited to drive more targeted and efficient downstream analyses for other single-cell technologies, such as NGS, single-cell capture and sample preparation, high-resolution microscopy (such as mass imaging cytometry, super resolution microscopy, confocal microscopy and high-throughput screening platforms), and micro and optofluidic systems. FSP technology is highly complementary to single-cell genomics applications utilizing NGS as it can be used earlier in workflows to rapidly phenotype and isolate living cell populations to the single-cell level with highly multiplexed proteomic data. These cells can then be transferred from our instrument into NGS systems to correlate proteomic and genomic expression, which in turn enables researchers to develop novel drug targets for therapeutics and clinicians to drive outcomes for patients through more informed treatment decision-making.

Importance of cell analysis at the single-cell level. Due to the heterogeneity within tissues, understanding cellular biology, particularly at the single-cell level, is necessary to unravel mechanisms that might otherwise not be detectable in bulk assays. Deep cellular analysis is a key application that we expect to enable a new age of healthcare delivery, and in particular, personalized medicine. The global healthcare market requires advanced cell analysis technologies to research therapeutic and diagnostic solutions to address emerging and chronic infectious diseases, an aging population with a myriad of chronic diseases, and the need for more effective and targeted therapeutics. These primary market forces, among others, will drive the direction for cell analysis applications that provide new possibilities for novel drug development and improved patient outcomes through enhanced disease detection, diagnosis, and treatment monitoring.

OUR PRODUCTS

We are a leading cell analysis solutions provider that develops compact, cost-effective instruments with high multiplexing capability, and we offer a wide range of services to support scientists and clinicians. Our products are used in the world's most renowned pharmaceutical and CROs, as well as premier academic and research institutions.

Cytek Aurora and Northern Lights Systems

Our Cytek Aurora and Northern Lights systems were commercially launched in June 2017 and October 2018, respectively. Both instruments are highly flexible, intuitive, and ultra-sensitive full spectrum flow cytometers, utilizing state-of-the-art optics and low-noise electronics to provide excellent sensitivity and resolution, allowing researchers to resolve rare cell populations that were previously challenging to resolve. The optics and electronics designs, combined with flat-top beam profiles and a unique vacuum fluidics system, translate to outstanding performance from low to high sample flow rate, analyzing up to 35,000 events per second with certain configurations. Additionally, our optical design and unmixing algorithm make the instrument amenable to a wide array of applications and fluorochrome options, all without needing to reconfigure the instrument hardware as would otherwise be required on a conventional flow cytometer. Our Cytek Aurora and Northern Lights systems are used in the study of infectious diseases, immunology, immunotherapy, immuno-oncology, oncology, inflammation, and drug discovery.

The Cytek Aurora system is available with three to five lasers and can detect 50 biomarkers in one sample tube. The Northern Lights system is available with one to three lasers and can detect more than 24 biomarkers in one sample tube. Both instruments are upgradeable based on the desired number of lasers, which drives greater or less access to biomarkers. In addition, both instruments incorporate our SpectroFlo software, which offers an intuitive workflow from quality control to sample acquisition to data analysis, with technology- enabling tools that simplify running applications.

The Northern Lights-CLC system was registered in the European Union in compliance with Regulation (EU) 2017/746 on In Vitro Diagnostic Medical Devices (the "IVDR") in November 2023. This registration enables the Northern Lights-CLC system to be marketed for clinical use in the European Union and in other countries around the world that accept the Certification of Free Sale issued from an EU Competent Authority. The Northern Lights-CLC system is also registered as a Class II In Vitro Diagnostic Medical Device in China.

Cytek Aurora CS System

Key unraveling cellular complexity is the ability to perform additional downstream genomic and proteomic studies on the specific subsets identified using high dimensional phenotyping approaches. Our Aurora CS system was commercially launched in June 2021 and was the first highly flexible, intuitive and ultra-sensitive cell sorter that leverages the detection and sensitivity capabilities of our FSP technology to isolate living cell populations from lower to higher complexity panels beyond 40 biomarkers. Our FSP technology enables the processing of a tremendous amount of highly complex information to provide real-time unmixing and sorting capabilities at the field-programmable gate array level. The implications are significant in terms of flexibility and user experience, including experiment workflow transportability and assay reproducibility, now enabling a 50-biomarker assay to be run in both the Cytek Aurora and the Aurora CS systems, with similar results. With our technology, users can first identify cell populations and then isolate the live cells for downstream studies, such as single-cell RNA sequencing, proteomics, and cell biology. We believe this new technology will enable users to gain a deeper level of cell classification, take advantage of key trends and scientific expansion, and allow for greater clinical research applications, such as with MRD, cell analysis and disease discovery.

Unlike other high-capacity sorters, we believe the Aurora CS system is the only cell sorter that can accommodate the same number of parameters with the same sensitivity as the Cytek Aurora system and isolate living cell populations of interest using the same panel and without having to alter the optical configuration, while also being able to sort panels designed for conventional analyzers.

Enhanced Small Particle (ESP) Detection Option

In May 2024, we launched our Enhanced Small Particle (ESP) Detection Option for our Cytek Aurora and Northern Lights systems to identify and analyze a variety of small particles, including extracellular vesicles ("EVs"), small bacteria, viruses and viral particles and nanoparticles. Typically, flow cytometers have been unable to detect particles smaller than 500 nm, limiting their use to the study of cells and larger particles. The ESP Detection Option expands the capabilities of small particle research on our Cytek Aurora and Northern Lights systems by enabling high resolution detection of label-free or fluorescent-tagged particles down to 70 nm, providing researchers the ability to characterize and determine the full emission spectra of small particles. In November 2024, the ESP Detection Option was launched for the Cytek Aurora CS system, positioning this instrument as the first commercially available cell sorter with the ability to analyze and sort EVs based on fluorescent-tagged markers or autofluorescence with high resolution, efficiency and sensitivity.

Cytek Amnis ImageStream® Imaging Flow Cytometer

The Cytek Amnis ImageStream imaging flow cytometer includes multiple configurations to fit specific research needs and combines speed, sensitivity, and phenotyping abilities of flow cytometry with high resolution images and functional insights of microscopy. This unique combination enables a broad range of applications that would be impossible using either technique alone.

The ImageStream^X Mk II system is a benchtop, multispectral, imaging flow cytometer designed for the rapid acquisition of millions of cells with up to 12 channels of cellular imagery. It collects large numbers of digital images, performs spectral compensation and provides high quality images of every cell in your sample. Combined with our advanced AI-assisted image analysis software where each object is quantified for hundreds of parameters using not only fluorescence intensity but the spatial location of that fluoresced as well, the ImageStream system provides an unprecedented level of cellular information.

Cytek Guava Muse® Cell Analyzer

The Cytek Guava Muse cell analyzer is a compact, easy-to-use benchtop device with a user-friendly touchscreen interface and intuitive cell analysis software. The Muse system delivers high-performance cell analysis using microcapillary technology and miniaturized optics. Laser-based fluorescence detection of each cell event can evaluate up to three cellular parameters, providing more quantitative results than non-flow cytometry-based imaging systems.

Cytek Guava easyCyte™ Flow Cytometer

The Cytek Guava easyCyte flow cytometer is a highly dynamic benchtop system with great sensitivity and optional high-throughput capabilities driven by intuitive software. The flexible configuration of the instrument allows for up to three lasers and 14 parameter measurements. Innovative microcapillary technology provides for direct absolute counting with industry-leading precision.

Cytek Orion Reagent Cocktail Preparation System

The Cytek Orion reagent cocktail preparation system enables researchers to fully automate the preparation of antibody cocktails for flow cytometry. With the ability to concoct cocktails comprising of up to 60 individual antibodies, hands-on time is saved, allowing for increased efficiency and accuracy in the lab. The Cytek Orion reagent cocktail preparation system features robust, reliable cocktail preparation that eliminates potential user errors and pipetting mistakes; fast cocktail preparation that saves precious time in the lab; a robotic interface that allows for a decrease in repetitive motion from pipetting multi-color panels; and cooling and light protection to keep reagents stable.

Automated Micro-Sampling System and Automated Sample Loader System

Our Automated Micro-Sampling ("AMS") system and Automated Sample Loader ("ASL") system were commercially launched in 2018 and 2021, respectively. The AMS and ASL systems are automated loaders designed to integrate seamlessly into the Cytek Aurora and Northern Lights systems, increasing sample throughput and adding automation capabilities to our FSP systems. The systems offer preset settings for ease of use, but also allow researchers to customize and fine-tune the systems for their unique experimental requirements. Both systems allow acquisition from standard 96-well plates, enabling automated sample acquisition without user intervention. The ASL adds additional compatibility with 96 deep-well plates, 38 well plates and 40-tube racks. Both systems have three throughput modes (high-throughput, default, low carryover) to meet changing customer priorities.

Reagents and Kits

We launched our cFluor® reagent products to provide additional options for researchers and clinical laboratories when choosing which biomarkers to run together in a panel, particularly since our Cytek Aurora, Northern Lights and Aurora CS systems allow for more fluorochromes to be run together than was previously commercially available. Our cFluor reagents are fluorochrome conjugated antibodies used to identify cells of interest for analysis on our instruments. Our technology was able to inform our fluorochrome development through the identification of areas within the spectrum for which there were currently no available fluorochrome options.

We offer and continue to develop additional cFluor immunoprofiling kits, which include cFluor conjugated antibody reagents and tools necessary to simplify the workflow from sample preparation to data analysis. For example, our 14-color immunoprofiling kit distinguishes different subsets of human T, B and natural killer ("NK") cells and monocytes, while our 25-color immunoprofiling assay provides a turnkey solution for identifying major human immune subpopulations for T, B, NK cells and monocytes, as well as dendritic cells and basophils. The Cytek 13-color human B cell monitoring kit offers a turnkey solution for identifying and enumerating B cell subsets in human whole blood and peripheral blood mononuclear cells. In 2023, we introduced a single-tube 20-color panel for identifying and characterizing normal and aberrant cells and evaluating MRD in acute myeloid leukemia samples, and our pan leukocyte kit is designed to help researchers fully enumerate the complete set of major leukocyte subsets for drug discovery and development. In 2024, we released the Cytek 24-color mouse immunoprofiling panel for identifying and characterizing more than 20 mouse immune cell lineages including T, B and NK cells, dendritic cells, monocytes, and granulocyte populations, as well as cellular subpopulations. These research use only ("RUO") products are optimized for use with our FSP systems and help improve operational efficiency for our customers.

Our single-color reagents are registered as Class 1 with the China National Medical Products Administration (the "NMPA") and in the European Union under the IVDD. Our 6-color reagent cocktails that identify and determine the percentages and absolute counts of T, B and NK cells in peripheral blood are registered as Class 3 with the NMPA. We expect these reagent and application solutions to be a significant driver of our future reagent revenue and pull-through as our installed base of instruments grows.

To help accelerate our overarching goal to become a comprehensive solutions provider to our customers, we acquired the reagents business of Tonbo Biotechnologies Corporation in November 2021 (the "Tonbo Acquisition") and offer reagents under the Tonbo® brand. Additionally, we also offer Amnis and Guava-branded reagents and kits.

Software

Our proprietary SpectroFlo software is integrated into our systems and is unique in that it offers intuitive workflows for handling full spectrum flow cytometry data, from quality control to data analysis. The software was developed specifically for our Cytek Aurora and Northern Lights systems to streamline instrument setup, automated quality control, data analysis, and data management. With the ability to import a previously designed experiment template, either from a collaborator or from an experiment designed in Cytek Cloud, users are able to quickly set up their experiments and there is no need to re-enter the panel design, acquisition criteria, reagent information or data analysis worksheets, fluorochrome names, cell markers, reagent lots, or acquisition criteria. With our SpectroFlo software, users can conveniently and efficiently collect both raw and unmixed FCS 3.1 files, which can be used to live unmix samples and extract autofluorescence that would otherwise negatively impact data resolution.

Built on the same intuitive SpectroFlo software workflows and user interface, we provide our SpectroFlo CS software with our Aurora CS systems and our SpectroPrep™ software with our Cytek Orion reagent cocktail preparation system. The SpectroFlo CS software enables the acquisition and analysis of cell populations with the same high-level resolution provided by our Cytek Aurora system, with the added ability to sort live cells of interest. The SpectroPrep software is wizard-based and guides users to automate their cocktail preparation.

For Guava Muse and easyCyte systems, we utilize InCyte™ software that has an intuitive, easy-to-use interface that enables users to focus on data at the sample or experimental level. The software simplifies setup and analysis of plots, and automated compensation makes it easy to perform complex, multi-color assays. InCyte software includes heat-mapping features to rapidly evaluate data on the multi-plate or parameter analysis. The software allows for easy integration for 21 CFR Part 11 environments as well as direct integration with robotic arm and liquid handlers through the GuavaLink™ programs.

For ImageStream systems, our IDEAS® software packages with machine learning and Amnis AI software combine image analysis, statistical rigor, and visual confirmation in an easy to use software suite that works seamlessly with data sets generated on the ImageStream system. The Image Gallery allows users to see every image of every cell or perform a "virtual cell sort" to inspect and validate cells within a specific population. Every dot in every scatter plot is linked to the corresponding cell imagery. Machine learning modules add the power of computer learning and the ability to create experiment-specific super features tailored to maximize separation of critical populations using the thousands of features in an IDEAS analysis. The Amnis AI analysis software package takes advantage of deep learning using convolutional neural networks to greatly simplify analysis and accurately identify even the most subtle of cell differences.

Customer Support Tools

We strive to continually innovate by developing new quantitative tools, which are integrated into our software or available to our customers on our website, to enable users to independently create high-color panels for use with our systems, to support efficient workflow solutions and to provide an intuitive user experience. We launched Cytek® Cloud, a digital ecosystem that supports full spectrum flow cytometry research from panel design to data acquisition, seamlessly integrating with our SpectroFlo software. Cytek Cloud features three integrated online tools, Full Spectrum Viewer, Panel Builder and Experiment Builder, to streamline experiment workflow on our Cytek Aurora, Northern Lights and Aurora CS systems.

As fluorochrome (color) selection is a key component of assay development and optimization, our Full Spectrum Viewer is a unique tool capable of displaying the full emission spectrum of a fluorochrome (emission at different wavelengths post-excitation with multiple lasers). Our FSP technology provides an in-depth understanding of the fluorescence emission characteristics of nearly every color available in the market and our Full Spectrum Viewer provides users with comprehensive information regarding emission characteristics of the fluorochromes to optimize fluorochrome selection for assay development. As a complementary tool to our Full Spectrum Viewer, our Similarity™ and Complexity™ indices provide unique metrics for assessing fluorochrome compatibility within a panel. The Similarity index compares the emission spectrum of two dyes, identifying whether the dyes have unique characteristics or if the dyes are identical, which determines whether they can be used together to analyze a sample in a flow cytometry assay. The Complexity index is a metric that predicts how well a panel of colors will work in combination to minimize loss of resolution and sensitivity.

Our Panel Builder tool combines all the features of the Full Spectrum Viewer with additional tools for panel design and collaboration in a simple and organized interface. Users can quickly visualize, compare, and optimize their fluorochrome selections with a suite of spectral panel design tools in real-time, allowing them to build their panels faster. To simplify panel design further, we expanded the capabilities of Panel Builder with the addition of our SpectroPanel™ tool, a proprietary new intelligent algorithm which suggests optimized panels in minutes, reducing the panel design time from days and weeks. Optimized for our FSP technology, the SpectroPanel tool automates the assignment of fluorochromes to markers, removing the labor-intensive manual process. It also enables researchers to design panels with ease, taking into account antigen density, marker expression, reagent availability, and reagent preferences. Users can access cFluor and Tonbo reagents within the platform, via built-in Cytek and partner catalogs. In addition, users can jumpstart their panel design process with a built-in repository of pre-designed panels like the Cytek reagent kits and optimized multicolor immunofluorescence panels. Users can also easily manage and share their panels between colleagues to enable faster collaboration.

Our Experiment Builder tool allows users to set up their experiments in advance to make efficient use of their time on the instrument. In addition, users can auto-populate fluorochromes and marker names and seamlessly transfer panels from Panel Builder to Experiment Builder with a single click, removing redundancies and simplifying the workflow.

DxP Athena™ System

Our DxP Athena conventional flow cytometry system commercially launched in 2016 and is currently available for sale only in China. It is certified for clinical use by China NMPA. The DxP Athena system incorporates technology with efficient photomultiplier tubes to enable high sensitivity and high resolution and our proprietary QbSure software to ensure optimal daily instrument performance. The system is available in multiple configurations with one to three lasers and up to 13 fluorescence detection channels. The automated monthly clean bleach cycle minimizes downtime, streamlines maintenance and encourages compliance.

SALES AND MARKETING

We distribute our products through our direct sales force and support organizations located in North America, Europe, China and several other countries in the Asia-Pacific region, and through distributors or sales agents in several countries in Europe, Latin America, the Middle East and the Asia-Pacific region. Our sales and marketing efforts are targeted at academic and governmental institutions, CROs, pharmaceutical and biotechnology companies and clinical laboratories focused on single-cell analysis.

Our sales process often involves interactions and demonstrations with multiple people within an organization. Some potential customers conduct in-depth evaluations of the system, including running experiments on our system and competing systems. In addition, in many countries outside of North America, sales to academic or governmental institutions require participation in a tender process involving preparation of extensive documentation and a lengthy review process. As a result of these factors and the budget cycles of our customers, the sales cycle on our instrument, the time from initial contact with a customer to our receipt of a purchase order, can be six months or longer.

MANUFACTURING AND SUPPLY

Our manufacturing operations are located in Fremont, California; San Diego, California; Seattle, Washington; Wuxi, China; and Singapore.

We commenced manufacturing operations in Fremont, California in 2015. We relocated our Fremont headquarters and manufacturing facility in October 2021 to provide us with expansion capability to support our growth. Our Fremont facility maintains ISO 9001 and ISO 13485 certifications and manufactures our Cytek Aurora and Aurora CS systems, as well as spare parts. Our San Diego facility, which was assumed in connection with the Tonbo Acquisition to manufacture our reagent products, was awarded ISO 13485 certification in August 2024. Our Seattle, Washington facility was assumed in connection with the FCI Acquisition and manufactures our Amnis instruments and spare parts.

Our Wuxi manufacturing facility commenced operations in 2017. In November 2023, we purchased a new building in Wuxi, China and relocated substantially all of our Wuxi operations to the new facility in January 2024. The new Wuxi manufacturing facility maintains ISO 13485 certification and manufactures our Cytek Aurora, Northern Lights, Guava and Athena instruments, certain reagents and spare parts. Our instruments and reagents for clinical use are currently manufactured only by our Wuxi operations.

Certain instruments manufactured in our Wuxi facility are delivered to our Fremont facility for final assembly and testing. We established the manufacturing facility in Wuxi, China to take advantage of the skilled workforce, supplier and partner network, lower operating costs and available government support. We are able to hire skilled employees from China's existing in vitro diagnostic and optical product industry. China also has a broad network of potential suppliers and partners for our manufacturing operations, and we are able to locally source a large portion of the raw materials required for our manufacturing processes. We have received incentive grants from the local Wuxi government for research, development, and manufacturing.

We believe that having multiple sources for our core products would help mitigate the potential impact of a production disruption at any one of our facilities to ensure a reliable and stable supply chain and product availability for our customers. We recently opened a manufacturing facility in Singapore, which will manufacture our Cytek Aurora, Northern Lights and Aurora CS instruments.

We expect that our existing manufacturing capacity for instrumentation and reagents will be sufficient to meet our anticipated needs for at least the next several years.

We rely on a limited number of suppliers for certain components and materials used in our systems. Key components in our products that are supplied by sole or limited source suppliers include certain lasers and semiconductors that are used in our optical, electrical and fluidic subassemblies. While we are in the process of qualifying additional sources of supply, qualifications can take 12 to 24 months and, in some cases, longer. If we were to lose one or more of our sole or limited source suppliers, it would take significant time and effort to qualify alternative suppliers. With respect to many of our suppliers, we are neither a major customer, nor do we have long-term supply contracts. These suppliers may therefore give other customers' needs higher priority than ours, and we may not be able to obtain adequate supply in a timely manner or on commercially reasonable terms.

COMPETITION

We face significant competition from within the cell analysis and life sciences tools market. We currently compete with established and early stage life sciences and in vitro diagnostics companies developing or commercializing flow cytometry instruments and consumables, as well as other companies that design, manufacture and market instruments, accessories, consumables, reagent kits and software for, among other applications, cell analysis, immunophenotyping, cell sorting and/or provide services related to the same. Our direct competitors include Agilent Technologies, Beckman Coulter (Danaher Corporation), Becton, Dickinson and Company, Bio-Rad Laboratories, Standard BioTools, Miltenyi Biotec, Sony Biotechnology (Sony Corporation) and Thermo Fisher Scientific. Our target customers may also elect to develop their workflows on conventional flow cytometers or use traditional methods, rather than implementing our platform, or existing customers may decide to stop using our platform. In addition, there are many large, established companies in the life sciences tools market that we do not currently compete with but that could develop instruments, tools or other products that will compete with us in the future. These companies have substantially greater financial and other resources than us, including larger research and development, quality and regulatory staff or more established marketing and sales forces.

For further discussion of the risks we face relating to competition, see the section titled "Risk factors— Risks Related to Our Business and Strategy—The market for cell analysis technologies and life sciences tools, including flow cytometry, is highly competitive, and if we cannot compete successfully with our competitors, we may be unable to increase or sustain our revenue, or achieve and sustain profitability."

INTELLECTUAL PROPERTY

Our commercial success depends in part on our ability to obtain and maintain patent and other proprietary protection for our commercially important technology, inventions and know-how; to defend and enforce our patents; and to operate without third parties infringing, misappropriating or violating our proprietary rights. We have developed our own portfolio of issued patents and patent applications directed at our core and system level technology, including claims directed to methods and apparatus of flow cytometers and cell sorters with excitation, fluidics, emission, mechanical, magnetic, electronics, bio-safety and temperature control technology in configurations of our Cytek Aurora, Aurora CS, Northern Lights and Northern Lights-CLC systems. We also own a number of issued patents related to the Amnis and Guava families of flow cytometer products from the FCI Acquisition. We generally seek patent protection in the United States, Japan, China, the United Kingdom and selected countries of the European Union, such as France and Germany. Notwithstanding these efforts, we cannot be sure that patents will be granted with respect to any patent applications we have filed or may license or file in the future, and we cannot be sure that any patents we own or license or patents that may be licensed or granted to us in the future will not be challenged, invalidated or circumvented or that such patents will be commercially useful in protecting our technology. For more information regarding the risks related to our intellectual property, please see "Risk Factors—Risks Related to Our Intellectual Property."

Including rights acquired in connection with the FCI Acquisition, as of December 31, 2024, we own 35 issued U.S. utility patents, ten issued Japan utility patents, seven issued European utility patents, three issued China utility patents, one Canada utility patent, one India utility patent, two Australian utility patents, and three Singapore utility patents. We have 70 pending utility patent applications, including 45 utility patent applications in the United States, three international utility patent applications, nine utility patent applications in the European Union, nine utility patent applications in China, and four utility patent applications in Japan. Assuming all maintenance fees are paid, the U.S. issued patents are expected to naturally expire between years 2025 and 2038. Patents covering intellectual property relating to design specific technologies invented by our researchers in Shanghai and Wuxi, China are filed in China and owned by our China subsidiaries, respectively. As of December 31, 2024, our Shanghai subsidiary owns 12 issued utility patents and eight issued invention patents and has two pending invention patent applications, and our Wuxi subsidiary owns 42 issued patents and has five pending invention patent applications.

To our knowledge, there are no third-party claims or contested proceedings with the issued patents or pending patent applications other than the ordinary course proceedings with pending patent applications before the respective patent offices. However, the patent positions of companies like ours are generally uncertain and involve complex legal and factual questions. Our patents may not enable us to obtain or keep any competitive advantage. Our pending U.S. and foreign patent applications may not issue as patents or may not issue in a form that will be advantageous to us. Any patents we have obtained or do obtain may be challenged by re-examination, opposition or other administrative proceedings, or may be challenged in litigation, and such challenges could result in a determination that the patent is invalid. In addition, competitors may be able to design alternative methods or devices that avoid infringement of our patents. Furthermore, numerous U.S. and foreign-issued patents and patent applications owned by third parties exist in the fields in which our products compete. Because patent applications can take many years to publish, there may be applications unknown to us, which may result in issued patents that our existing or future products or technologies may be alleged to infringe. To the extent our intellectual property protection offers inadequate protection, or is found to be invalid, we are exposed to a greater risk of direct competition. If our intellectual property does not provide adequate protection against our competitors' products, our competitive position could be adversely affected, as could our business. Both the patent application process and the process of managing patent disputes can be time consuming and expensive. Furthermore, the laws of some foreign countries may not protect our intellectual property rights to the same extent as do the laws of the United States.

In addition to pursuing patents on our technology, we have taken steps to protect our intellectual property and proprietary technology by entering into confidentiality agreements and intellectual property assignment agreements with our employees, consultants, corporate partners and, when needed, our advisors. Such agreements may not be enforceable or may not provide meaningful protection for our trade secrets or other proprietary information in the event of unauthorized use or disclosure or other breaches of the agreements, and we may not be able to prevent such unauthorized disclosure. Monitoring unauthorized disclosure is difficult, and we do not know whether the steps we have taken to prevent such disclosure are, or will be, adequate.

Our commercial success may depend in part on our non-infringement of the patents or proprietary rights of third parties. Third parties have asserted and may assert in the future that we are employing their proprietary technology without authorization. Competitors may assert that our products infringe their intellectual property rights as part of a business strategy to impede our successful entry into those markets and there has been substantial litigation regarding patent and other intellectual property rights in the medical device and laboratory equipment industries. In addition, our competitors and others may have patents or may in the future obtain patents and claim that use of our products infringes these patents. See Note 18 to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K for information regarding ongoing legal proceedings. We could incur substantial costs and divert the attention of our management and technical personnel in defending any of these claims. Parties making claims against us may be able to obtain injunctive or other relief, which could block our ability to develop, commercialize and sell products, and could result in the award of substantial damages against us. In the event of a successful claim of infringement against us, we may be required to pay damages, obtain one or more licenses from third parties, or be prohibited from selling certain products. We may not be able to obtain these licenses at a reasonable cost, if at all.

KEY AGREEMENTS, LICENSES AND COLLABORATIONS

Biotium, Inc. Supply and License Agreement

On September 1, 2020, we entered into a Supply and License Agreement with Biotium, Inc. ("Biotium") pursuant to which Biotium agreed to supply, and we obtained a worldwide, non-exclusive license to market and resell to our customers and distributors, certain Biotium products to conjugate proteins and/or antibodies and to use such conjugates as a component in our cFluor reagent products, for research and analyte specific reagents (as defined by 21 CFR 864.4020) use only (the "Field of Use") (the "Biotium Agreement"). In consideration for such rights, we paid Biotium an upfront fee of $20,000 and will pay Biotium royalties at a mid-to-high single digit percentage rate on worldwide net sales on licensed products within the Field of Use. The Biotium Agreement terminates on the expiration of the last to expire of the valid claims of the Biotium patents subject to the Biotium Agreement. Either party may terminate the Biotium Agreement for the other party's bankruptcy or uncured material breach or if no Biotium product is purchased for an extended period; however, if such termination is by Biotium, we will have the opportunity to make a purchase following written notice from Biotium to avoid such termination. Our license under the Biotium Agreement does not include diagnostic use, which may be added through an amendment and additional payment to Biotium.

Becton, Dickinson and Company Settlement, License and Equity Issuance Agreement

On February 13, 2018, Becton, Dickinson and Company ("BD") filed a lawsuit against us alleging trade secret misappropriation and copyright infringement. On October 6, 2020, we entered into a Settlement, License and Equity Issuance Agreement with BD pursuant to which we and BD agreed to a mutual release of all claims against each other as of the date thereof (the "BD Agreement"). As part of the settlement, BD granted us a non-exclusive, irrevocable, perpetual, worldwide, and non-transferrable license to certain BD patents and covenanted that it would not enforce, or permit or encourage the enforcement of BD patents against us or our affiliates in connection with the development, manufacture, use, importation, offer for sale or sale of our then-current instruments. In exchange, we agreed that we and our affiliates would not dispute or challenge in a legal proceeding the validity, enforceability or scope of the applicable BD patent claims and agreed to make certain payments to BD, including (i) a one-time upfront payment of $2.0 million, (ii) a low single digit royalty payment for ten years, based on net sales of certain of our products, (iii) a $6.0 million milestone payment upon the occurrence of a certain sales threshold, and (iv) a specified payment upon the closing of a change of control transaction, if any. We also issued 2,087,545 shares of our common stock to BD during the year ended December 31, 2020 in connection with the BD settlement.

Coherent NA, Inc. Supply Agreement

On August 25, 2021, we and Cytek (Wuxi) Biosciences Co., Ltd, our Wuxi, China subsidiary, entered into a Supply Agreement (the "Coherent Agreement") with Coherent NA, Inc. ("Coherent") pursuant to which Coherent agreed to sell and supply to us, on a non-exclusive basis, laser products manufactured by Coherent. We provide Coherent with rolling forecasts of our anticipated orders, which are non-binding. We do not have a minimum purchase obligation pursuant to the Coherent Agreement. The Coherent Agreement has an initial term of three years and will automatically renew for a subsequent one-year period unless either party provides written notice of non-renewal at least four (4) months prior to the expiration of the initial term. The Coherent Agreement may be terminated prior to the end of its term upon the occurrence of certain specified events.

HUMAN CAPITAL RESOURCES

We are focused on developing innovative products to meet unmet market needs and maintaining a diverse and inclusive work environment where employees are respected and encouraged to share their unique perspectives and ideas. As of December 31, 2024, we had 648 employees, including 164 employees in research and development, 244 employees in sales and marketing, 177 employees in manufacturing and operations, and 63 employees in general and administrative. We believe that the success of our business will depend, in part, on our ability to attract and retain qualified personnel. Our employees are neither represented by a labor union nor party to a collective bargaining agreement and we believe that we have strong employee relations.

Culture and Values

We seek to maintain high ethical standards and a culture that values honesty, integrity, accountability and transparency in all that we do. We are committed to our employees and to the communities we serve worldwide. It is our philosophy to foster open communication and our employees are encouraged to provide input on ways to improve our business strategy and tactics, work environment and organization. We believe that our ability to provide employees with a dynamic environment and professional growth opportunities drives a culture embedded in our values.

Business Ethics

We are committed to conducting our business activities with employees, consultants, vendors, customers, communities and stockholders with integrity and fairness and in accordance with the highest ethical standards. We believe that our conduct has a direct impact on our reputation, our brand and our stakeholders. We are focused on ensuring that our legal, compliance and risk mitigation protocols further enhance our ability to comport ourselves with the highest levels of ethical standards.

Talent Attraction, Retention and Engagement

By focusing on individual performance, as well as teamwork and collaboration, we believe that we foster an environment that helps employees excel as individuals and as team members. To further engage and incentivize our workforce, we offer programs and avenues for support, motivation and professional development. For example, we utilize both instructor-led training and online learning to deliver proprietary, targeted training courses designed to position our commercial organization as the leading cell analysis solutions provider. For our talent pipeline development, we work closely with individual business functions to provide training and hands-on support for managers and leaders.

Compensation Philosophy

We strive to provide comprehensive compensation, including cash, equity, benefits and services that attract, motivate and retain exceptional employees. Compensation is driven by local market conditions, internal equity and employee performance.

Health and Wellness

We offer a comprehensive package including: retirement savings plan, medical, dental and vision insurance, life insurance, short-and long-term disability insurance, paid holidays and paid time off for vacation and incidental time due to sickness or to handle personal affairs.

GOVERNMENT REGULATION AND PRODUCT APPROVAL

FDA Regulation of Medical Devices

The FDA and other U.S. and foreign governmental agencies regulate, among other things, with respect to medical devices:

- design, development and manufacturing;
- testing, labeling, content and language of instructions for use and storage;
- clinical trials;
- product safety;
- marketing, sales and distribution;
- pre-market clearance and approval;
- record keeping procedures;
- advertising and promotion;
- recalls and field safety corrective actions;
- post-market surveillance, including reporting of deaths or serious injuries and malfunctions that, if they were to recur, could lead to death or serious injury;
- post-market approval studies; and
- product import and export.

In the United States, numerous laws and regulations govern all the processes by which medical devices are brought to market and marketed. These include the U.S. Federal Food, Drug and Cosmetic Act ("FDCA") and the FDA's implementing regulations, among others.

FDA Pre-market Clearance and Approval Requirements

Each medical device we seek to commercially distribute in the United States must first receive 510(k) clearance, de novo classification, or approval of a pre-market approval ("PMA") application, from the FDA, unless specifically exempted. Both the 510(k) clearance and PMA processes can be resource intensive, expensive and lengthy, and require payment of significant user fees, unless an exemption is available.

The FDA classifies all medical devices into one of three classes—Class I, Class II or Class III—depending on the degree of risk associated with each medical device and the extent of manufacturer and regulatory control needed to ensure its safety and effectiveness. Class I includes devices with the lowest risk to the patient and are those for which safety and effectiveness can be assured by adherence to the FDA's General Controls for medical devices, which include compliance with the applicable portions of the Quality System Regulation ("QSR"), facility registration and product listing, reporting of adverse medical events, and truthful and non-misleading labeling, advertising, and promotional materials. Class II devices are subject to the FDA's General Controls, and special controls as deemed necessary by the FDA to ensure the safety and effectiveness of the device. These special controls can include performance standards, post-market surveillance, patient registries and additional conditions set forth in FDA guidance documents. While most Class I devices are exempt from the 510(k) pre-market notification requirement, manufacturers of most Class II devices are required to submit to the FDA a pre-market notification under Section 510(k) of the FDCA requesting permission to commercially distribute the device. The FDA's permission to commercially distribute a device subject to a 510(k) pre-market notification is generally known as 510(k) clearance. Devices deemed by the FDA to pose the greatest risks, such as life-sustaining, life-supporting or some implantable devices are placed in Class III, requiring approval of a PMA application. Some pre-amendment devices are unclassified, but are subject to the FDA's pre-market notification and clearance process in order to be commercially distributed.

510(k) Clearance Process

To obtain 510(k) clearance, we must submit a pre-market notification to the FDA demonstrating that the proposed device is substantially equivalent to a previously-cleared 510(k) device, a device that was in commercial distribution before May 28, 1976 for which the FDA has not yet called for the submission of PMA applications, or is a device that has been reclassified from Class III to either Class II or I. In rare cases, Class III devices may be cleared through the 510(k) process. The FDA's 510(k) clearance process usually takes from three to 12 months from the date the application is submitted and filed with the FDA, but may take significantly longer, particularly for a novel type of product. Although many 510(k) pre-market notifications are cleared without clinical data, in some cases, the FDA requires significant clinical data to support substantial equivalence. In reviewing a pre-market notification submission, the FDA may request additional information, including clinical data, which may significantly prolong the review process.

If the FDA agrees that the device is substantially equivalent to a predicate device currently on the market, it will grant 510(k) clearance to commercially market the device. If the FDA determines that the device is "not substantially equivalent" to a previously cleared device, the device is automatically designated as a Class III device. The device sponsor must then fulfill more rigorous PMA requirements, or can request a risk-based classification determination for the device in accordance with the de novo classification process, which is a route to market for novel medical devices that are low to moderate risk and are not substantially equivalent to a predicate device. Once a de novo application is reviewed and approved, it results in the device having a Class II status and future devices from the company or a competitor may use the company's de novo-classified device as a 510(k) predicate.

After a device receives 510(k) clearance, any subsequent modification of the device that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, will require a new 510(k) clearance or could require a PMA. The FDA requires each manufacturer to make this determination initially, but the FDA may review any such decision and may disagree with a manufacturer's determination. If the FDA disagrees with a manufacturer's determination, the FDA may require the manufacturer to cease marketing and/or recall the modified device until 510(k) clearance or approval of a PMA is obtained. Under these circumstances, the FDA may also subject a manufacturer to significant regulatory fines or other penalties.

Legislative or regulatory reforms in the United States or the EU may make it more difficult and costly for us to obtain regulatory clearances or approvals for our products or to manufacture, market or distribute our products after clearance or approval is obtained.

De Novo Classification Process

Medical device types that the FDA has not previously classified as Class I, II, or III are automatically classified into Class III regardless of the level of risk they pose. The Food and Drug Administration Modernization Act of 1997 established a new route to market for low to moderate risk medical devices that are automatically placed into Class III due to the absence of a predicate device called the "Request for Evaluation of Automatic Class III Designation," or the de novo classification procedure. This procedure allows a manufacturer whose novel device is automatically classified into Class III to request down-classification of its medical device into Class I or Class II on the basis that the device presents low or moderate risk, rather than requiring the submission and approval of a PMA application. FDA is required to classify the device within 120 days following receipt of the de novo application. If the manufacturer seeks reclassification into Class II, the manufacturer must include a draft proposal for special controls that are necessary to provide a reasonable assurance of the safety and effectiveness of the medical device. In addition, the FDA may reject the reclassification petition if it identifies a legally marketed predicate device that would be appropriate for a 510(k) or determines that the device is not low to moderate risk or that general controls would be inadequate to control the risks and special controls cannot be developed.

Pre-Market Approval Process

A PMA application must be submitted if the medical device is in Class III (although the FDA has the discretion to continue to allow certain pre- amendment Class III devices to use the 510(k) process) or cannot be cleared through the 510(k) process. A PMA application must be supported by, among other things, extensive technical, preclinical, and clinical trials, as well as manufacturing and labeling data to demonstrate to the FDA's satisfaction the safety and effectiveness of the device.

Research Use Only

Our products and operations may be subject to extensive and rigorous regulation by the FDA and other federal, state, or local authorities, as well as foreign regulatory authorities. An RUO product is one that is not intended for clinical diagnostic use and must be labeled "For Research Use Only. Not for use in diagnostic procedures." RUO products cannot make any claims related to safety, effectiveness or diagnostic utility and they cannot be intended for human clinical diagnostic use. Products that are intended for research use only and are properly labeled as RUO are exempt from compliance with the FDA requirements discussed above, including the approval or clearance and most QSR requirements. A product labeled RUO but intended to be used diagnostically may be viewed by the FDA as adulterated and misbranded under the FDCA and is subject to FDA enforcement activities. The FDA may consider the totality of the circumstances surrounding distribution and use of an RUO product, including how the product is marketed, when determining its intended use. In November 2013 the FDA issued a guidance document entitled "Distribution of In Vitro Diagnostic Products Labeled for Research Use Only or Investigational Use Only" (the "RUO Guidance") which highlights the FDA's interpretation that distribution of RUO products with any labeling, advertising or promotion that suggests that clinical laboratories can validate the test through their own procedures and subsequently offer it for clinical diagnostic use as a laboratory developed test is in conflict with RUO status. The RUO Guidance further articulates the FDA's position that any assistance offered in performing clinical validation or verification, or similar specialized technical support, to clinical laboratories, conflicts with RUO status. If the FDA were to determine, based on the totality of circumstances, that our products labeled and marketed for RUO are intended for diagnostic purposes, they would be considered medical products that will require clearance or approval prior to commercialization.

Laboratory-developed tests (LDTs)

LDTs have generally been considered to be tests that are designed, developed, validated and used within a single laboratory. The FDA takes the position that it has the authority to regulate such tests as medical devices under the FDCA. The FDA has historically exercised enforcement discretion and has not required clearance or approval of LDTs prior to marketing.

On May 6, 2024, the FDA issued regulations under which it would phase out its enforcement discretion approach to LDTs over a period of four years. PMA approval or 510(k) clearance would be required for certain tests by October 1, 2027 and device registration and listing requirements, medical device reporting requirements and the requirements of the FDA's Quality System Regulation would become applicable.

Pervasive and Continuing U.S. Food and Drug Administration Regulation

After a medical device is placed on the market, numerous FDA regulatory requirements apply, including, but not limited to the following:

- the QSR, which requires manufacturers to follow design, testing, control, documentation and other quality assurance procedures during the manufacturing process;

- establishment registration, which requires establishments involved in the production and distribution of medical devices, intended for commercial distribution in the United States, to register with the FDA;

- medical device listing, which requires manufacturers to list the devices they have in commercial distribution with the FDA;

- clearance or approval of product modifications to 510(k)-cleared devices that could significantly affect safety or effectiveness or that would constitute a major change in intended use of one of our cleared devices;

- medical device reporting regulations, which require that a manufacturer report to the FDA if a device it markets may have caused or contributed to a death or serious injury, or has malfunctioned and the device or a similar device that it markets would be likely to cause or contribute to a death or serious injury, if the malfunction were to recur;

- correction, removal and recall reporting regulations, which require that manufacturers report to the FDA field corrections and product recalls or removals if undertaken to reduce a risk to health posed by the device or to remedy a violation of the FDCA that may present a risk to health;

- complying with the new federal law and regulations requiring Unique Device Identifiers (UDI) on devices and also requiring the submission of certain information about each device to the FDA's Global Unique Device Identification Database;

- the FDA's recall authority, whereby the agency can order device manufacturers to recall from the market a product that is in violation of governing laws and regulations;

- labeling regulations, which prohibit "misbranded" devices from entering the market, as well as prohibit the promotion of products for unapproved or "off-label" uses and impose other restrictions on labeling; and

- post-market surveillance including Medical Device Reporting, which requires manufacturers report to the FDA if their device may have caused or contributed to a death or serious injury, or malfunctioned in a way that would likely cause or contribute to a death or serious injury if it were to recur.

The FDA enforces these requirements by inspection and market surveillance. Failure to comply with applicable regulatory requirements may result in enforcement action by the FDA, which may include one or more of the following sanctions:

- untitled letters or warning letters;

- customer notifications for repair, replacement or refunds;

- fines, injunctions, consent decrees and civil penalties;

- mandatory recall or seizure of our products;

- administrative detention or banning of our products;

- operating restrictions, partial suspension or total shutdown of production;

- refusing our request for 510(k) clearance or PMA of new product versions;

- revocation of 510(k) clearance or PMAs previously granted; and

- criminal prosecution and penalties.

Foreign Government Regulation

The regulatory review process for medical devices varies from country to country, and many countries also impose product standards, packaging requirements, environmental requirements, labeling requirements and import restrictions on devices. Each country has its own tariff regulations, duties, and tax requirements. Failure to comply with applicable foreign regulatory requirements may subject a company to fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions, criminal prosecution or other consequences.

European Union

The IVDR, among other things, is intended to establish a uniform, transparent, predictable and sustainable regulatory framework across the EEA for in vitro diagnostic medical devices and ensure a high level of safety and effectiveness while supporting innovation.

The IVDR among other things:

- strengthens the rules on placing devices on the market and reinforce surveillance once they are available;

- establishes explicit provisions on manufacturers' responsibilities for the follow-up of the quality, performance and safety of devices placed on the market;

- improves the traceability of in vitro diagnostic medical devices throughout the supply chain to the end user or patient through a unique identification number;

- sets up a central database to provide patients, healthcare professionals and the public with comprehensive information on products available in the EU; and

- strengthens rules for the assessment of certain high-risk devices, such as implants, which may have to undergo an additional check by experts before they are placed on the market.

To the extent that our products have already been self-certified under the previously existing regulatory framework, the IVDR allows us to market them provided that the requirements of the transitional provisions are fulfilled. In particular, the Declaration of Conformity in question must still be valid per the IVDR. Furthermore, the regulation introduces UDI, a bar code that must be placed on the label of the device or on its packaging and manufacturers are obligated to file adverse events reports via the Eudamed database in case there is an increase in the frequency or severity of incidents related to the in vitro diagnostic medical device.

Other Healthcare Laws

Our current and future business activities are subject to healthcare regulation and enforcement by the federal government and the states and foreign governments in which we conduct our business. These laws include, without limitation, state and federal anti-kickback, fraud and abuse, false claims and physician sunshine laws and regulations.

The federal Anti-Kickback Statute prohibits, among other things, any person from knowingly and willfully offering, soliciting, receiving or providing remuneration, directly or indirectly, overtly or covertly, in cash or in kind, to induce either the referral of an individual, for an item or service or the purchasing, leasing, ordering, or arranging for or recommending the purchase, lease or order of any good, facility, item or service, for which payment may be made, in whole or in part, under federal healthcare programs such as the Medicare and Medicaid programs. Although there are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution, the exceptions and safe harbors are drawn narrowly. Practices that involve remuneration that may be alleged to be intended to induce prescribing, purchases or recommendations may be subject to scrutiny if they do not qualify for an exception or safe harbor. Failure to meet all of the requirements of a particular applicable statutory exception or regulatory safe harbor does not make the conduct per se illegal under the Anti-Kickback Statute. Instead, the legality of the arrangement will be evaluated on a case-by-case basis based on a cumulative review of all its facts and circumstances. Several courts have interpreted the statute's intent requirement to mean that if any one purpose of an arrangement involving remuneration is to induce referrals of federal healthcare covered business, the Anti-Kickback Statute has been violated. In addition, a person or entity does not need to have actual knowledge of this statute or specific intent to violate it to have committed a violation.

Additionally, the civil False Claims Act prohibits, among other things, knowingly presenting or causing the presentation of a false or fraudulent claim for payment to, or approval by, the U.S. government. In addition to actions initiated by the government itself, the statute authorizes actions to be brought on behalf of the federal government by a private party having knowledge of the alleged fraud. Because the complaint is initially filed under seal, the action may be pending for some time before the defendant is even aware of the action. If the government intervenes and is ultimately successful in obtaining redress in the matter, or if the plaintiff succeeds in obtaining redress without the government's involvement, then the plaintiff will receive a percentage of the recovery. The federal government is using the False Claims Act, and the accompanying threat of significant liability, in its investigation and prosecution of life sciences companies throughout the country, for example, in connection with the promotion of products for unapproved uses and other sales and marketing practices. In addition, the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the civil False Claims Act. The government has obtained multi-million and multi-billion dollar settlements under the False Claims Act in addition to individual criminal convictions under applicable criminal statutes. Given the significant size of actual and potential settlements, it is expected that the government will continue to devote substantial resources to investigating healthcare providers' and manufacturers' compliance with applicable fraud and abuse laws.

The civil monetary penalties statute imposes penalties against any person or entity that, among other things, is determined to have presented or caused to be presented a claim to a federal health program that the person knows or should know is for an item or service that was not provided as claimed or is false or fraudulent.

The majority of states also have anti-kickback laws which establish similar prohibitions and, in some cases, may apply to items or services reimbursed by any third-party payor, including commercial insurers.

HIPAA created new federal criminal statutes that prohibit, among other actions, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, including private third-party payors, and knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services. Like the Anti-Kickback Statute, a person or entity no longer needs to have actual knowledge of the statute or specific intent to violate it to have committed a violation.

The shifting commercial compliance environment and the need to build and maintain robust and expandable systems to comply with different compliance and/or reporting requirements in multiple jurisdictions increase the possibility that a healthcare company may violate one or more of the requirements. If our future operations are found to be in violation of any of such laws or any other governmental regulations that apply to us, we may be subject to significant penalties, including, without limitation, civil and criminal penalties, damages, fines, the curtailment or restructuring of our operations, exclusion from participation in federal and state healthcare programs and imprisonment.

U.S. Foreign Corrupt Practices Act

The U.S. Foreign Corrupt Practices Act ("FCPA"), prohibits U.S. corporations and their representatives from directly or indirectly offering, promising, authorizing or making corrupt payments, gifts or transfers to any foreign government official, government staff member, political party or political candidate in an attempt to obtain or retain business. The scope of the FCPA would include interactions with certain healthcare professionals in many countries

Privacy and Cybersecurity

In the ordinary course of our business, we process personal or sensitive data. Accordingly, we are, and may in the future become, subject to numerous data privacy and security obligations, including federal, state, local, and foreign laws, regulations, guidance, and industry standards related to data privacy, security, and protection. Such obligations may include, without limitation, the Federal Trade Commission Act, the California Consumer Privacy Act ("CCPA"), the Canadian Personal Information Protection and Electronic Documents Act, Canada's Anti-Spam Legislation, the European Union's General Data Protection Regulation 2016/679 ("EU GDPR"), the EU GDPR as it forms part of United Kingdom ("UK") law by virtue of section 3 of the European Union (Withdrawal) Act 2018 ("UK GDPR" and, together with the EU GDPR, the "GDPR"), China's Personal Information Protection Law ("PIPL"), and the Payment Card Industry Data Security Standard ("PCI DSS"). Several states within the United States have enacted or proposed data privacy laws. Additionally, we are, or may become, subject to various U.S. federal and state consumer protection laws which require us to publish statements that accurately and fairly describe how we handle personal data and choices individuals may have about the way we handle their personal data.

Numerous U.S. states have enacted comprehensive privacy laws that impose certain obligations on covered businesses, including providing specific disclosures in privacy notices and affording residents with certain rights concerning their personal data. As applicable, such rights may include the right to access, correct, or delete certain personal data, and to opt-out of certain data processing activities, such as targeted advertising, profiling, and automated decision-making. The exercise of these rights may impact our business and ability to provide our products and services. Certain states also impose stricter requirements for processing certain personal data, including sensitive information, such as conducting data privacy impact assessments. These state laws allow for statutory fines for noncompliance. For example, the CCPA applies to personal data of consumers, business representatives, and employees who are California residents, and requires businesses to provide specific disclosures in privacy notices and honor requests of such individuals to exercise certain privacy rights. The CCPA provides for fines and allows private litigants affected by certain data breaches to recover significant statutory damages.

Outside the United States, under the GDPR, companies may face temporary or definitive bans on data processing and other corrective actions; fines of up to 20 million Euros under the EU GDPR, 17.5 million pounds sterling under the UK GDPR or, in each case, 4% of annual global revenue, whichever is greater; or private litigation related to processing of personal data brought by classes of data subjects or consumer protection organizations authorized at law to represent their interests. See the section titled "We and the third parties with whom we work are subject to stringent and changing U.S. and foreign data privacy and security laws, regulations, rules, and industry standards as well as policies, contractual obligations, and other obligations related to data privacy and security. Our actual or perceived failure to comply with such obligations could lead to government regulatory investigations or enforcement actions (that could include fines and penalties), a disruption of our business or commercialization of our products, private litigation (including class claims) and mass arbitration demands, harm to our reputation, loss of revenue or profits, and other adverse effects on our business or prospects" for additional information about the privacy and security laws and regulations to which we may become subject and about the risks to our business associated with such laws and regulations.

ENVIRONMENTAL MATTERS

Our research and development and manufacturing processes involve the controlled use of hazardous materials, including flammables, toxics, corrosives and biologics. Our research operations produce hazardous biological and chemical waste products. We seek to comply with applicable laws regarding the handling and disposal of such materials. Given the small volume of such materials used or generated at our facilities, we do not expect our compliance efforts to have a material effect on our capital expenditures, earnings and competitive position. However, we cannot eliminate the risk of accidental contamination or discharge and any resultant injury from these materials. We do not currently maintain separate environmental liability coverage and any such contamination or discharge could result in significant cost to us in penalties, damages and suspension of our operations.

CORPORATE INFORMATION

We were incorporated under the laws of the state of Delaware in December 2014 under the name Cytoville, Inc. In August 2015, we changed our name to Cytek Biosciences, Inc. Our principal executive offices are located at 47215 Lakeview Blvd., Fremont, California 94538. Our telephone number is (877) 922-9835. Our website is www.cytekbio.com. Information contained on, or that can be accessed through, our website is not incorporated by reference into this Annual Report on Form 10-K, and you should not consider information on our website to be part of this Annual Report on Form 10-K.

AVAILABLE INFORMATION

Our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to reports filed pursuant to Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, are filed with the SEC. Such reports and other information filed by us with the SEC are available free of charge on our website at www.investors.cytekbio.com when such reports are available on the SEC's website. The SEC maintains an internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC at www.sec.gov. The information contained on the websites referenced in this Annual Report on Form 10-K is not incorporated by reference into this filing. Further, our references to website URLs are intended to be inactive textual references only.

Item 1A. Risk Factors

Our operations and financial results are subject to numerous risks and uncertainties, including those described below, which may have a material and adverse effect on our business, results of operations, cash flows, financial conditions, and the trading price of our common stock. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations. You should consider these risks and uncertainties carefully, together with all of the other information included or incorporated by reference in this Annual Report on Form 10-K. If any of the following risks actually occur, our business, financial condition, results of operations and future prospects could be materially and adversely affected. You should not interpret our disclosure of any of the following risks to imply that such risks have not already materialized.

Summary Risk Factors

We may be unable for many reasons, including those that are beyond our control, to implement our business strategy successfully. Below is a summary of material factors that make an investment in our shares of common stock speculative or risky. Importantly, this summary does not address all of the risks and uncertainties that we face. Additional discussion of the risks and uncertainties summarized in this risk factor summary, as well as other risks and uncertainties that we face, immediately follows this risk factor summary. The below risk factor summary is qualified in its entirety by that more complete discussion of such risks and uncertainties.

- We have a limited operating history and only recently launched our commercial products, which may make it difficult to evaluate the prospects for our future viability and predict our future performance. We have limited experience marketing and selling our products.

- We are highly dependent on a limited number of product offerings. Our revenue has been primarily generated from sales of our core Cytek Aurora, Northern Lights and Aurora cell sorter ("Aurora CS") systems, which require a substantial sales cycle and are prone to quarterly fluctuations in revenue.

- We currently rely on single source suppliers and, in some cases, sole source suppliers, for certain components and materials used in our systems and, other than our agreement with Coherent NA, Inc. ("Coherent"), we do not currently have long-term supply contracts with our sole and single source suppliers of key components. As a result, we may not be able to find replacements or immediately transition to alternative suppliers, which could have an adverse effect on our business, financial condition and results of operations.

- Our results of operations will be harmed if we are unable to accurately forecast customer demand for our products and manage our inventory.

- International operations and expansion of our international business exposes us to business, regulatory, political, operational, financial and economic risks associated with doing business outside of the United States.

- We are subject to governmental export controls and sanctions programs that could impair our ability to compete in international markets due to licensing requirements and subject us to liability if we are not in compliance with applicable laws.

- We have limited experience manufacturing our products, and if we are unable to manufacture our products in high-quality commercial quantities successfully and consistently to meet demand, our growth will be limited.

- Our future success is dependent upon our ability to increase penetration in our existing markets and expand into adjacent markets.

- Our business is dependent on adoption of our products by academic and government institutions, clinical research organizations ("CROs"), pharmaceutical companies and clinical laboratories for their research and development activities focused on cell analysis. If academic and government institutions, CROs, pharmaceutical companies and clinical laboratories are unwilling to change current practices to adopt our products, it will negatively affect our business, financial condition, prospects and results of operations.

- Our business currently depends significantly on research and development spending by academic and government-owned institutions, a reduction in which could limit demand for our solutions and adversely affect our business and operating results.

- We rely on distributors for sales of our products in certain geographies outside of the United States. If we are unable to secure additional distributors or maintain good relationships with our existing distributors, or if such distributors do not perform adequately or effectively, our business could suffer.

- The market for cell analysis technologies and life sciences tools, including flow cytometry, is highly competitive, and if we cannot compete successfully with our competitors, we may be unable to increase or sustain our revenue, or achieve and sustain profitability.

- Our future success depends on our ability to develop and successfully introduce new and enhanced products that meet the needs of our customers.

- If we are unable to successfully develop new products, adapt to rapid and significant technological change, respond to introductions of new products by competitors, make strategic and operational decisions to prioritize certain markets, technology offerings or partnerships, and develop and capitalize on markets, technologies or partnerships, our business could suffer.

- New product development involves a lengthy and complex process, and we may be unable to develop or commercialize products on a timely basis, or at all.

- Our instruments are complex in design and may contain defects that are not detected until deployed by our customers, which could increase our costs and reduce our net sales. If our products do not perform as expected or the reliability of the technology on which our products and services are based is questioned, our operating results, reputation and business will suffer.

- We may acquire other businesses or form other joint ventures or make investments in other companies or technologies that could negatively affect our operating results, dilute our stockholders' ownership, increase our debt or cause us to incur significant expense.

- If we are unable to successfully expand our commercial operations, including hiring additional qualified sales representatives, technical applications specialists and customer support staff, our business may be adversely affected.

- If we are unable to expand or leverage the number of peer-reviewed articles published using data generated by our products or otherwise increase brand awareness, the demand for our products and our business may be adversely affected.

- We have increased the size of our organization and expect to further increase it in the future, and we may experience difficulties in managing our growth. If we are unable to manage the anticipated growth of our business, our future revenue and operating results may be harmed.

- We have identified material weaknesses in our internal control over financial reporting. If we are unable to remediate these material weaknesses, or if we identify additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls, we may not be able to accurately or timely report our financial condition or results of operations.

- We may need to raise additional capital to fund our existing operations, develop our products and/or expand our operations.

- Our operating results may fluctuate significantly, which makes our future operating results difficult to predict and could cause our operating results to fall below expectations or any guidance we may provide.

- Our products may become subject to more onerous regulation by the U.S. Food and Drug Administration (the "FDA") or other regulatory agencies in the future, which could increase our costs and delay or prevent sales of our products or commercialization of new products and product enhancements, thereby materially and adversely affecting our business, financial condition, results of operations and prospects.

- We and our suppliers are subject to ongoing regulatory obligations and continued regulatory review, which may result in significant additional expense and subject us to penalties if we fail to comply with applicable regulatory requirements.

- If we are unable to obtain and maintain patent or other intellectual property protection for any of our current or future products, or if the scope of the patent and other intellectual property protection obtained is not sufficiently broad, our competitors could develop and commercialize products similar or identical to ours, and our ability to successfully commercialize our current or future products may be harmed.

- Concentration of ownership of our common stock among our executive officers, directors, principal stockholders and their respective affiliates may prevent new investors from influencing significant corporate decisions. Based on shares outstanding as of December 31, 2024, our executive officers, directors, holders of 5% or more of our common stock and their respective affiliates (based on filings with the U.S. Securities and Exchange Commission (the "SEC")), in the aggregate, own approximately 44.8% of our common stock.

These stockholders, acting together, will be able to significantly influence all matters requiring stockholder approval, including the election and removal of directors and any merger or other significant corporate transaction.

- Failure or perceived failure to comply with existing or future laws, regulations, contracts, self-regulatory schemes, standards, and other obligations related to data privacy and security (including security incidents) could harm our business. Compliance or the actual or perceived failure to comply with such obligations could increase the costs of our products and services, limit their use or adoption, and otherwise negatively affect our operating results and business.

Risks Related to Our Business and Strategy

We have a limited operating history and only recently launched our commercial products, which may make it difficult to evaluate the prospects for our future viability and predict our future performance. We have limited experience marketing and selling our products.

We have a limited operating history and may encounter unforeseen expenses, difficulties, complications, delays and other known and unknown obstacles. We launched our first core commercial product, the Cytek Aurora system, in June 2017. Our Northern Lights system was commercially launched in October 2018, and our Aurora CS system was first commercially shipped in June 2021. Our limited commercial and operating history makes it difficult to evaluate our current business and predict our future performance. Although we have experienced significant revenue growth in prior periods, any assessment of our future revenue, profitability or prediction about our future success or viability is subject to significant uncertainty. We have encountered in the past, and will encounter in the future, risks and uncertainties frequently experienced by growing companies with limited operating histories in emerging and rapidly changing industries, including scaling up our infrastructure and headcount. If our assumptions regarding these risks and uncertainties, which we use to plan and operate our business, are incorrect or change, or if we do not address these risks successfully, our results of operations could differ materially from our expectations, and our business, financial condition and results of operations could be materially and adversely affected.

We are highly dependent on a limited number of product offerings. Our revenue has been primarily generated from sales of our core Cytek Aurora, Northern Lights and Aurora CS systems, which require a substantial sales cycle and are prone to quarterly fluctuations in revenue.

Sales of the Cytek Aurora, Northern Lights and Aurora CS systems together accounted for a substantial portion of our revenue for the periods presented in this Annual Report on Form 10-K. We expect that, for at least the foreseeable future, sales of our Cytek Aurora, Northern Lights and Aurora CS systems will continue to account for a substantial portion of our revenue. The sales cycle for our instruments is slow and can take up to six months or longer to complete. As a result of this lengthy and unpredictable sales cycle, we will be prone to quarterly fluctuations in our revenue as sales of the Cytek Aurora, Northern Lights and Aurora CS systems are expected to continue to comprise a significant component of our revenue. Additionally, we experience seasonality in our business, with revenue in the fourth quarter typically being higher as a result of higher sales volume. Quarterly fluctuations may make it difficult for us to predict our future operating results. Consequently, comparisons of our operating results on a period-to-period basis may not be meaningful. Investors should not rely on our past results as an indication of our future performance.

As a result of variability and unpredictability, we may also fail to meet the expectations of industry or financial analysts or investors for any period. If our revenue or operating results fall short of the expectations of analysts or investors or any guidance we may provide, or if the guidance we provide falls short of the expectations of analysts or investors, the price of our common stock could decline substantially. Such a stock price decline could occur even when we have met or exceeded any previously publicly stated guidance we may have provided.

We currently rely on single source suppliers and, in some cases, sole source suppliers, for certain components and materials used in our systems and may not be able to find replacements or immediately transition to alternative suppliers, which could have an adverse effect on our business, financial condition and results of operations.

We have sourced and will continue to source certain components of the Cytek Aurora, Northern Lights and Aurora CS systems from a limited number of suppliers and, in some cases, sole source suppliers. Key components in our products that are supplied by sole or single source suppliers include certain lasers and semiconductors that are used in our optical, electrical and fluidic subassemblies. On August 25, 2021, we and Cytek (Wuxi) Biosciences Co., Ltd, our Wuxi, China subsidiary, ("Cytek Wuxi") into a Supply Agreement (the "Coherent Agreement") with Coherent. Pursuant to the Coherent Agreement, Coherent has agreed to sell and supply to us and Cytek Wuxi, on a non-exclusive basis, laser products manufactured by Coherent. We and Cytek Wuxi provide Coherent with rolling forecasts of our and Cytek Wuxi's anticipated orders, which are non-binding. Purchase orders submitted by us and Cytek Wuxi pursuant to the terms of the

Coherent Agreement will be deemed accepted upon written acknowledgement of acceptance by Coherent. Other than the Coherent Agreement, we do not currently have long-term supply contracts with our sole and single source suppliers of key components. Additionally, we believe we are not a major customer to most of our suppliers. Our suppliers may therefore give other customers' needs higher priority than ours, and we may not be able to obtain adequate supply in a timely manner or on commercially reasonable terms. While we are in the process of qualifying additional sources of supply, qualifications can take 12 to 24 months and, in some cases, longer. If we were to lose one or more of our sole or single source suppliers, it would take significant time and effort to qualify alternative suppliers, if available. Moreover, in the event that we transition to a new supplier, particularly from any of our single source suppliers, doing so could be time-consuming and expensive, may result in interruptions in our ability to supply our products to the market and could affect the performance of our products, resulting in increased costs and negative customer perception.

Although we believe that we have stable relationships with our existing suppliers, we cannot assure you that we will be able to secure a stable supply of components materials going forward. In the event that any adverse developments occur with our suppliers, in particular for those products that are sole-sourced, or if any of our suppliers modifies any of the components they supply to us, our ability to supply our products may be temporarily or permanently interrupted. Obtaining substitute components could be difficult, time and resource-consuming and costly. Also, there can be no assurance that we will be able to secure a supply of alternative components at reasonable prices without experiencing interruptions in our business operations. In addition, we cannot assure you that our suppliers have obtained and will be able to obtain or maintain all licenses, permits and approvals necessary for their operations or comply with all applicable laws and regulations, and failure to do so by them may lead to interruption in their business operations, which in turn may result in shortages of components supplied to us.

Supply interruptions have in the past arisen and could arise in the future as a result of infectious disease outbreaks, shortages of raw materials, labor disputes or weather conditions affecting products or shipments, transportation disruptions, adjustments to our inventory levels or other factors within and beyond our control, and such supply interruption risk is increased by the limited number of suppliers for certain of the components we use in our products. Our failure to maintain a continued supply of components that meets our quality control requirements for any reason, including changes to or termination of our agreements with key suppliers, or to enter into new agreements with other suppliers, particularly in the case of single or sole source suppliers, could result in the loss of access to important components and materials used in our products and impact our ability to manufacture and sell our products. Any delay or interruption in the supply of our materials could delay or suspend sales of our products and increase the costs of manufacturing our products, which could have an adverse effect on our business, financial condition and results of operations.

Our results of operations will be harmed if we are unable to accurately forecast customer demand for our products and manage our inventory.

To ensure adequate supply of our instruments and other products, we must forecast the inventory needs of our current and prospective customers, and manufacture our products based on our estimates of future demand. Our ability to accurately forecast demand for our products could be negatively affected by many factors, many of which are beyond our control, including our failure to accurately manage our expansion strategy, product introductions by competitors, an increase or decrease in customer demand for our products or for products of our competitors, our failure to accurately forecast market acceptance of new products, changes in general market conditions, including as a result of infectious disease outbreaks, seasonal demands, regulatory matters, inflation or weakening of general economic conditions.

We seek to maintain sufficient levels of inventory of our instruments and other products to protect ourselves from supply interruptions. We rely in part on our support organizations and distributors to supply forecasts of anticipated product orders in their respective territories. If we fail to accurately estimate customer demand for our products, our inventory forecasts may be inaccurate, resulting in shortages or excesses of inventory. Inventory levels in excess of customer demand may result in inventory write-downs or write-offs, which would cause our gross margin to be adversely affected and negatively impact our business, prospects, financial condition and results of operations. Conversely, if we underestimate customer demand for our products, we may not be able to deliver products in a timely manner or at all, and this could result in reduced revenue and damage to our reputation and customer relationships. In addition, if we experience a significant increase in demand, we may not have adequate manufacturing capacity to meet such demand, and additional supplies may not be available when required on terms that are acceptable to us, or at all, or suppliers may not be able to allocate sufficient capacity to meet our increased requirements, all of which would negatively affect our business, financial condition and results of operations. If we are unable to meet customer demand, we could lose our existing customers or lose our ability to acquire new customers, which would also negatively impact our business, financial condition and results of operations.

International operations and expansion of our international business exposes us to business, regulatory, political, operational, financial and economic risks associated with doing business outside of the United States.

We currently have significant international operations and our business strategy incorporates further international expansion. We currently maintain relationships with distributors and suppliers outside of the United States and may in the future enter into new distributor and supplier relationships outside of the United States. In addition, we currently have manufacturing operations in the United States, China and Singapore. Doing business internationally involves a number of risks, including:

- multiple, conflicting and changing laws and regulations such as privacy regulations, tax laws, export and import restrictions, tariffs, economic sanctions and embargoes, employment laws, regulatory requirements and other governmental approvals, permits and licenses;

- failure by us or our distributors to obtain approvals to conduct our business in various countries;

- differing intellectual property rights;

- complexities and difficulties in obtaining intellectual property protection, enforcing our intellectual property and defending against third-party intellectual property claims;

- difficulties in staffing and managing foreign operations;

- logistics and regulations associated with shipping systems and parts and components for our products, as well as transportation delays;

- travel restrictions that limit the ability of marketing, presales, sales, services and support teams to service customers;

- financial risks, such as longer payment cycles, difficulty collecting accounts receivable, the impact of local and regional financial crises on demand and payment for our products and exposure to foreign currency exchange rate fluctuations;

- international trade disputes that could result in tariffs and other protective measures;

- natural disasters, political and economic instability, including wars, terrorism and political unrest such as the ongoing war in Ukraine, conflict in the Middle East, outbreak of disease, boycotts, curtailment of trade and other business restrictions; and

- regulatory and compliance risks that relate to maintaining accurate information and control over sales and distributors' activities that may fall within the purview of the U.S. Foreign Corrupt Practices Act (the "FCPA"), its books and records provisions, or its anti-bribery provisions.

Any of these factors could significantly harm our future international expansion and operations and, consequently, our business, financial condition, results of operations and prospects. In addition, certain international markets are subject to significant political and economic uncertainty. Significant political and economic developments in international markets in which we currently or intend to operate, or the perception that any of them could occur, creates further challenges for operating in these markets in addition to creating instability in global economic conditions. For more information, please see "Risks Related to Government Regulation and Our Industry" below.

We are subject to governmental export controls and sanctions programs that could impair our ability to compete in international markets due to licensing requirements and subject us to liability if we are not in compliance with applicable laws.

Exports of our products are subject to export controls and sanctions laws and regulations imposed by the U.S. government and administered by the U.S. Departments of State, Commerce, and Treasury. U.S. export control laws may require a license or other authorization to export products to certain destinations and end users. In addition, U.S. economic sanctions laws include restrictions or prohibitions on the sale or supply of certain products and services to U.S. embargoed or sanctioned countries, governments, persons and entities. Obtaining export licenses can be difficult, costly and time-consuming and we may not always be successful in obtaining necessary export licenses, and our failure to obtain required export approval for our products or limitations on our ability to export or sell our products imposed by export control or sanctions laws may harm our revenues and adversely affect our business, financial condition, and results of operations. Noncompliance with these laws could have negative consequences, including government investigations, penalties and reputational harm.

On January 15, 2025, the U.S. government announced new license requirements that impact exports of certain products and technology, including high-parameter and spectral flow cytometers and cell sorters and certain mass spectrometry equipment to certain countries, including China, which may have a significant negative impact on our sales, manufacturing and research and development activities. Given the timing, the impact of the new license requirements is difficult to quantify, and it may be challenging for us to manage our international operations and accurately forecast our operating results due to these requirements. For more information, please see "Our results of operations will be harmed if we are unable to accurately forecast customer demand for our products and manage our inventory" above.

We have limited experience manufacturing our products, and if we are unable to manufacture our products in high-quality commercial quantities successfully and consistently to meet demand, our growth will be limited.

We have limited experience manufacturing our products. We currently manufacture instruments and reagents at our manufacturing facilities in Fremont, California and Wuxi, China, instruments at our facilities in Seattle, Washington and Singapore, and reagents at our facility in San Diego, California. To manufacture our products in the quantities that we believe will be required to meet the currently anticipated market demand beyond the next several years, we will need to increase manufacturing capacity, which will involve significant challenges and may require additional quality controls and regulatory approvals. We may not successfully complete any required increase to existing manufacturing capacity in a timely manner, or at all.

If there is a disruption to our manufacturing operations, we will have no other means of producing our products until we resolve such issues with our manufacturing facilities, develop alternative manufacturing facilities, or contract with third-party manufacturers capable of producing our products. Additionally, any damage to or destruction of our manufacturing facilities or equipment may significantly impair our ability to manufacture products on a timely basis. There may also be unforeseen occurrences that increase our costs, such as increased prices of the components of our products, changes to labor costs or less favorable terms with third-party suppliers. There can be no assurance that we will not encounter such problems in the future.

If we are unable to manufacture products consistently and in sufficient quantities to meet anticipated customer demand, our business, financial condition, results of operations and prospects would be harmed. As we continue to scale the commercial production of our products and increase our manufacturing capacity, we may encounter quality issues that could result in product defects, errors or recalls. Manufacturing delays related to quality control could negatively impact our ability to bring our products to market, harm our reputation and decrease our revenue. Any defects, errors or recalls could be expensive and generate negative publicity, which could impair our ability to market or sell our products, and adversely affect our results of operations.

In addition, the introduction of new products may require the development of new manufacturing sites, processes or procedures as well as new suppliers. Developing new processes and negotiating supply agreements can be very time consuming, and any unexpected difficulty in doing so could delay the introduction of a product.

Our future success is dependent upon our ability to increase penetration in our existing markets and expand into adjacent markets.

Our customer base includes academic and government institutions, pharmaceutical and biotechnology companies, CROs and clinical laboratories focused on cell analysis. Approximately 40%, 43% and 44% of our revenue came from sales to academic and government-owned institutions and 60%, 57% and 56% of our revenue came from sales to pharmaceutical and biotechnology companies, distributors and CROs in the years ended December 31, 2024, 2023 and 2022, respectively. Our success will depend upon our ability to increase our market penetration. We cannot guarantee that we will be able to further penetrate our existing markets or that these markets will be able to sustain our current and future product and service offerings. Any failure to increase penetration in our existing markets would adversely affect our ability to improve our operating results.

Our success will also depend on our ability to further expand into adjacent markets, such as immunotherapy, immuno-oncology, bio-processing, infectious diseases and immune-deficiencies, as well as areas outside of healthcare, such as marine biology and alternative biofuels and other environmental fields. For example, in the United States, our products are currently labeled and promoted, and are, and in the near-future are expected to continue to be, sold primarily to academic and research institutions and biopharmaceutical companies as research use only products for non-diagnostic and non-clinical purposes, and are not currently designed, or intended to be used, for clinical diagnostic tests. We plan to continue generating supporting publications and data, as well as pursue any required regulatory approvals for clinical use for our products in the United States. Our ability to penetrate the clinical markets in the United States will depend in part on our ability to receive 510(k) clearance, *de novo* classification, or approval of a pre-market approval application from the FDA. Our failure to further expand in adjacent markets and attract new customers could adversely affect our ability to improve our operating results.

Our business is dependent on adoption of our products by academic and government institutions, CROs, pharmaceutical companies and clinical laboratories for their research and development activities focused on cell analysis. If academic and government institutions, CROs, pharmaceutical companies and clinical laboratories are unwilling to change current practices to adopt our products, it will negatively affect our business, financial condition, prospects and results of operations.

Our primary strategy to grow our revenue is to take a stepwise approach to market our products across key stakeholders in flow cytometry and cell analysis, such as academic and government institutions, CROs, pharmaceutical companies and clinical laboratories. While the number of customers using our products has increased in recent years, many academic and government institutions, CROs, pharmaceutical companies and clinical laboratories have not yet adopted our products, and such institutions and companies may choose not to adopt our products for a number of reasons, including:

- inadequate recruiting or training of talented sales force in existing and new markets to facilitate outreach and further adoption and awareness of our products;

- lack of experience with our products for cell analysis;

- perceived inadequacy of evidence supporting benefits or cost-effectiveness of our products over existing alternatives;

- liability risks generally associated with the use of new products and processes;

- the training required to use new products;

- a decrease or delay in the research and development activities using our products;

- competing products and alternatives; and

- introduction of other novel alternative products for cell analysis.

We believe that educating notable industry key opinion leaders, representatives of academic and government institutions, CROs, pharmaceutical companies and clinical laboratories about the merits and benefits of our products for flow cytometry and cell analysis is one of the key elements to increasing the adoption of our products. If these institutions and companies do not adopt our products for any reason, including those listed above, our ability to execute our growth strategy will be impaired, and it will negatively affect our business, financial condition, prospects and results of operations.

Our business currently depends significantly on research and development spending by academic and government-owned institutions, a reduction in which could limit demand for our solutions and adversely affect our business and operating results.

Approximately 40%, 43% and 44% of our revenue came from sales to academic and government-owned institutions in the years ended December 31, 2024, 2023 and 2022, respectively. Much of their funding was, in turn, provided by various state, federal and foreign government agencies. In the near term, we expect that a large portion of our revenue will continue to be derived from sales to academic and government-owned institutions. As a result, the demand for our solutions may depend upon the research and development budgets of these customers, which are impacted by factors beyond our control, such as:

- decreases in government funding of research and development;

- changes to programs that provide funding to research laboratories, hospitals and related institutions, including changes in the amount of funds allocated to different areas of research or changes that have the effect of increasing the length of the funding process;

- macroeconomic conditions and the political climate;

- scientists' and customers' opinions of the utility of new products or services;

- changes in the regulatory environment;

- differences in budgetary cycles;

- competitor product offerings or pricing;

- market-driven pressures to consolidate operations and reduce costs; and

- market acceptance of relatively new technologies, such as ours.

In addition, various state, federal and foreign agencies that provide grants and other funding may be subject to stringent budgetary constraints that could result in spending reductions, reduced grant making, reduced allocations or budget cutbacks, including as a result of negative or worsening conditions in the general economy, which could jeopardize the ability of these customers, or the customers to whom they provide funding, to purchase our solutions. For example, congressional appropriations to the National Institutes of Health (the "NIH") may experience occasional year-over-year decreases in appropriations. There is no guarantee that NIH appropriations will not decrease or halt in the future. A decrease in the amount or halt of, or delay in the approval of, appropriations to NIH or other similar United States or foreign organizations, such as the Medical Research Council in the United Kingdom, could result in fewer grants benefiting life sciences research. These reductions or delays could also result in a decrease in the aggregate amount of grants awarded for life sciences research or the redirection of existing funding to other projects or priorities, any of which in turn could cause our customers and potential customers to reduce or delay purchases of our solutions. Our operating results may fluctuate substantially due to any such reductions and delays. Any decrease in our customers' budgets or expenditures, or in the size, scope or frequency of their capital or operating expenditures, could materially and adversely affect our business, operating results and financial condition.

We rely on distributors for sales of our products in certain geographies outside of the United States. If we are unable to secure additional distributors or maintain good relationships with our existing distributors, or if such distributors do not perform adequately or effectively, our business could suffer.

In addition to selling our products through our direct sales force and support organizations in North America, Europe, China, and several other countries in the Asia-Pacific region, we sell our products through third-party distributors or sales agents in certain countries in Europe, Latin America, the Middle East and the Asia-Pacific region. If current or future distributors do not perform adequately or effectively or fail to obtain or maintain any required regulatory approvals, we may not realize long-term international revenue growth and our business, operating results and financial condition may be harmed. We have limited control over our distributors, which may not commit the necessary resources to market our products to the level of our expectations.

We intend to continue to grow our business internationally and to do so we may choose to partner with additional distributors to maximize the commercial opportunity for our products. There is no guarantee that we will be successful in attracting or retaining desirable sales and distribution partners or that we will be able to enter into such arrangements on favorable terms, which could affect our ability to expand into or further penetrate certain geographies and adversely impact our business, operating results and financial condition.

The market for cell analysis technologies and life sciences tools, including flow cytometry, is highly competitive, and if we cannot compete successfully with our competitors, we may be unable to increase or sustain our revenue, or achieve and sustain profitability.

We face significant competition in the cell analysis and life sciences tools markets. We currently compete with both established and early stage life sciences and in vitro diagnostics companies that design, manufacture and market flow cytometry instruments, accessories, consumables and software for cell analysis and/or provide services related to the same. An increasing number of applications for cell analysis, and more particularly flow cytometry, is leading to more companies offering competitive products and services. Our competitors include Agilent Technologies, Beckman Coulter (Danaher Corporation), Becton, Dickinson and Company ("BD"), Bio-Rad Laboratories, Standard BioTools Inc., Miltenyi Biotec, Sony Biotechnology (Sony Corporation), and Thermo Fisher Scientific. Our target customers may also elect to develop their workflows using other technologies rather than implementing our platform or existing customers may decide to stop using our platform. In addition, there are many large, established companies in the life sciences tools market that could develop instruments or other products that will compete with us in the future.

Our competitors and potential competitors may enjoy a number of competitive advantages over us, including:

- longer operating histories;

- larger customer bases;

- greater brand recognition and market penetration;

- greater financial resources and capabilities;

- greater technological and research and development resources;

- larger quality assurance and regulatory staff;

- larger intellectual property portfolios;

- better system reliability and robustness;

- greater selling and marketing capabilities; and

- better established, larger scale and lower cost manufacturing capabilities.

In addition, competitors may be acquired by, receive investments from or enter into other commercial relationships with larger, well-established and well-financed companies. Our competitors and potential competitors may be able to respond more quickly to changes in customer requirements, devote greater resources to the development, promotion and sale of their products and services than we can, secure key components from suppliers on more favorable terms, adopt more aggressive pricing policies or sell their products or offer services competitive with our products at prices and margins designed to win significant levels of market share. We may not be able to compete effectively against these organizations. If we are unable to compete successfully against current and future competitors, we may be unable to increase market adoption and sales of our products, which could negatively impact our business, financial condition, results of operations and prospects.

Our future success depends on our ability to develop and successfully introduce new and enhanced products that meet the needs of our customers.

Our current products include instruments, accessories, consumables and services to advance high-content and high-sensitivity cell analysis. We cannot assure you that the market for our current products will continue to generate significant or consistent demand. Demand for our current products could be significantly diminished by competitive technologies or products that replace them or render them obsolete or less desirable. Accordingly, we must continue to invest in research and development to develop competitive products and enabling services.

Our future success depends on our ability to anticipate our customers' needs and develop new products and enhance current products and services to address those needs. Introduction of new products and product enhancements will require that we effectively transfer production processes from research and development to manufacturing and coordinate our efforts with those of our suppliers to achieve the desired level of production. If we fail to transfer production processes effectively, develop product enhancements or introduce new products or enabling services in sufficient quantities to meet the needs of our customers, or effectively coordinate with our suppliers, our net sales may be reduced and our business would be harmed.

The commercial success of all of our products and services will depend upon their acceptance by the life sciences and biopharmaceutical industries. Some of the products and services that we are developing are based upon new technologies or approaches. As a result, there can be no assurance that these new products and services, even if successfully developed and introduced, will be accepted by customers. If customers do not adopt our new products, services and technologies, our results of operations may suffer and, as a result, the market price of our common stock may decline.

If we are unable to successfully develop new products, adapt to rapid and significant technological change, respond to introductions of new products by competitors, make strategic and operational decisions to prioritize certain markets, technology offerings or partnerships, and develop and capitalize on markets, technologies or partnerships, our business could suffer.

We currently sell our products primarily in the cell analysis market, which is characterized by significant enhancements and evolving industry and regulatory standards. As a result, our customers' needs are rapidly evolving. If we do not appropriately innovate and offer our customers comprehensive solutions and otherwise invest in new technologies, our offerings may become less desirable in the markets we serve, and our customers could move to new technologies offered by our competitors or make products themselves. Without the timely introduction of new instruments, accessories, consumables, software, services and enhancements, our offerings may become less competitive over time, in which case our competitive position and operating results could suffer. Accordingly, we focus significant efforts and resources on the development and identification of new products and applications to further drive adoption of our platform. To the extent we fail to timely introduce new and innovative products, offer enhancements to our existing products, adequately predict our customers' needs or fail to obtain desired levels of market acceptance, our business may suffer and our operating results could be adversely affected.

We believe our products have potential applications across a wide range of markets and we have targeted certain markets in which we believe our technology has significant advantages, or for which we believe we have a higher probability of success or revenue opportunity. For example, we are committed to developing our platform's applications within the clinical market, and in particular, within disease detection, diagnosis, and treatment monitoring. We seek to maintain a process of prioritization and resource allocation among our programs to maintain a balance between advancing near-term opportunities and exploring additional markets and use cases for our technology. However, due to the significant resources required for the development of products or services for new markets, we must make decisions on which markets to pursue and the amount of resources to allocate to each. Our decisions concerning the allocation of research, development, collaboration, management and financial resources toward particular markets, products or services may not lead to the development of any viable products or services and may divert resources away from better opportunities. Similarly, our potential decisions to delay, terminate or collaborate with third parties in respect of certain markets may subsequently also prove to be suboptimal and could cause us to miss valuable opportunities. In particular, if we are unable to accelerate adoption of our Full Spectrum Profiling ("FSP") solutions, it could slow or stop our business growth and negatively impact our business, financial condition, results of operations and prospects.

New product development involves a lengthy and complex process and we may be unable to develop or commercialize products on a timely basis, or at all.

Products from our research and development programs will take time and considerable resources to develop, and may include improvements or changes to our current products, and we may not be able to complete development and commercialization of new or enhanced products on a timely basis, or at all. There can be no assurance that our research and development efforts will produce commercially viable products and solutions and before we can commercialize any new products, we will need to expend significant funds to, for example:

- conduct substantial research and development;

- obtain necessary regulatory approval;

- further develop and scale our laboratory, engineering and manufacturing processes to accommodate different products;

- source and enter into agreements with new suppliers; and

- further develop and scale our infrastructure.

Our product development processes involve a high degree of risk, and these efforts may be delayed or fail for many reasons, including failure of the product to perform as expected and failure to reliably demonstrate the advantages of the product.

Even if we are successful in developing new products, it will require us to make significant additional investments in marketing and selling resources to commercialize any such products. As a result, we may be unsuccessful in commercializing new products that we develop, which could adversely affect our business, financial condition, results of operations and prospects.

Our instruments are complex in design and may contain defects that are not detected until deployed by our customers, which could increase our costs and reduce our net sales. If our products do not perform as expected or the reliability of the technology on which our products and services are based is questioned, our operating results, reputation and business will suffer.

Our success depends on our ability to provide reliable, high quality products that enable high-content and high-sensitivity cell analysis through flexible, efficient and cost-effective solutions. Our instruments are complex in design and involve a highly complex and precise manufacturing process. As a result of the technological complexity of our systems, changes in our or our suppliers' manufacturing processes or the inadvertent use of defective materials by us or our suppliers could result in an adverse effect on our ability to achieve acceptable manufacturing yields and product reliability. To the extent that we do not achieve and maintain our projected yields or product reliability, our business, operating results, financial condition and customer relationships would be adversely affected. We provide warranties on a majority of our product sales, and reserves for estimated warranty costs are recorded during the period of sale. The determination of such reserves requires us to make estimates of failure rates and expected costs to repair or replace the products under warranty. We typically establish warranty reserves based on historical warranty costs for each product line. If actual repair and replacement costs differ significantly from our estimates, adjustments to cost of sales may be required in future periods which could have an adverse effect on our results of operations.

Our customers may discover defects in our products after the products have been fully installed and operated. In addition, some of our products include components from other vendors, which may contain latent defects. As a result, should problems occur, it may be difficult to identify the source of the problem. If we are unable to identify and fix defects or other problems, we could experience, among other things:

- loss of customers or orders;

- increased costs of warranty expenses;

- damage to our brand reputation;

- failure to attract new customers;

- diversion of development, engineering and manufacturing resources;

- regulatory actions by governmental authorities; and

- legal actions by our customers.

We believe that customers in our target markets are likely to be particularly sensitive to product defects and errors. Our reputation and the public image of our products, services and technologies may be impaired if our products or services fail to perform as expected. If our products do not perform, or are perceived to not have performed, as expected or favorably in comparison to competitive products, our operating results, reputation, and business will suffer, and we may also be subject to legal claims arising from product limitations, errors, or inaccuracies. Any of the foregoing could have an adverse effect on our business, financial condition and results of operations.

Although our products are tested prior to shipment, defects or errors could nonetheless occur. Our operating results depend on our ability to execute and, when necessary, improve our quality management strategy and systems and our ability to effectively train and maintain our employee base with respect to quality management. A failure of our quality control systems could result in problems with facility operations or preparation or provision of products. In each case, such problems could arise for a variety of reasons, including equipment malfunction, failure to follow specific protocols and procedures, problems with raw materials or environmental factors and damage to, or loss of, manufacturing operations.

We provide a one-year assurance-type warranty on our instruments. Existing and future warranties place us at the risk of incurring future repair and/or replacement costs. At the time revenue is recognized, we establish an accrual for estimated warranty expenses based on historical data and trends of product reliability and costs of repairing and replacing defective products. We exercise judgment in estimating the expected product warranty costs, using data such as the actual and projected product failure rates, estimated repair costs, freight, material, labor and overhead costs. While we believe that historical experience provides a reliable basis for estimating such warranty cost, unforeseen quality issues or component failure rates could result in future costs in excess of such estimates, or alternatively, improved quality and reliability in our products and consumables could result in actual expenses that are below those currently estimated. As of December 31, 2024, we had accrued approximately $1.8 million in expenses relating to product warranty accruals. Substantial amounts of warranty claims could have an adverse effect on our business, financial condition and results of operations.

Even after any underlying concerns or problems are resolved, any lingering concerns in our target markets regarding our technology or any manufacturing defects or performance errors in our products or services could continue to result in lost revenue, delayed market acceptance, damage to our reputation and claims against us.

We may acquire other businesses or form other joint ventures or make investments in other companies or technologies that could negatively affect our operating results, dilute our stockholders' ownership, increase our debt or cause us to incur significant expense.

From time to time, we may pursue acquisitions of businesses and assets. For example, in February 2023, we entered into an asset purchase agreement with Luminex Corporation ("Luminex") and acquired certain assets related to the flow cytometry and imaging business unit of Luminex (the "FCI Acquisition"). We may choose to further expand our business by acquiring additional businesses or assets in the future. We also may pursue strategic alliances and additional joint ventures that leverage products and industry experience to expand our offerings or distribution. We have limited experience with acquiring other companies and forming strategic partnerships. We may not be able to find suitable partners or acquisition candidates, and we may not be able to complete such transactions on favorable terms, if at all. We may not be able to integrate acquisitions successfully into our existing business, and in certain cases we could assume unknown or contingent liabilities. Any future acquisitions also could result in the incurrence of debt, contingent liabilities or future write-offs of intangible assets or goodwill, any of which could have an adverse effect on our financial condition, results of operations and cash flows. In addition, any pursuit of an acquisition and any potential integration of an acquired company also may disrupt ongoing operations and divert management attention and resources that we would otherwise focus on developing our existing business. We may experience losses related to investments in other companies, which could have a negative effect on our results of operations and financial condition. We may not realize the anticipated benefits of any acquisition, technology license, strategic alliance or joint venture.

Shipping is a critical part of our business and any changes in our shipping arrangements or damages or losses sustained during shipping could adversely affect our business, financial condition, results of operations and prospects.

We currently rely on third-party vendors for our shipping. If we are not able to negotiate acceptable pricing and other terms with these entities or they experience performance problems or other difficulties, it could negatively impact our operating results and our customers' experience. Additionally, our manufacturing operations in Fremont and San Diego,

California, Seattle, Washington, Wuxi, China, and Singapore require global shipping services which are subject to certain factors outside of our control, such as increased costs due to fuel surcharges or otherwise, delays passing through customs and disruptions to global shipping routes. We experienced shipping delays and difficulties due to the COVID-19 pandemic and may again experience such delays or difficulties due to future pandemics, other infectious disease outbreaks or natural disasters. Moreover, there is no guarantee that our systems will not become damaged or lost in transit, and we have experienced, and expect to continue to experience, delivery difficulties. If a system is damaged in transit, it may result in a substantial delay in the fulfillment of the customer's order, and depending on the type and extent of the damage and whether the incident is covered by insurance, it may result in customer dissatisfaction and a substantial financial loss for us. If our products are not delivered in a timely fashion or are lost during the delivery process, our customers could also become dissatisfied and cease using our products or services, which would adversely affect our business, financial condition, results of operations and prospects. Additionally, delays in shipping could have an adverse impact on our ability to recognize revenue in a timely manner, which could have an adverse impact on our quarterly results of operations.

If we are unable to successfully expand our commercial operations, including hiring additional qualified sales representatives, technical applications specialists and customer support staff, our business may be adversely affected.

Our future sales will depend, in large part, on our ability to develop and substantially expand our sales infrastructure, particularly as we enter into new markets, roll out new solutions and applications and manage inbound interest from new customers. We distribute our products through our direct sales force and support organizations located in North America, Europe, China, and several countries in the Asia-Pacific region, and through distributors or sales agents in several countries in Europe, Latin America, the Middle East and the Asia-Pacific region. Our sales and marketing efforts are targeted at academic and governmental institutions, pharmaceutical and biotechnology companies, CROs and clinical laboratories focused on cell analysis. To continue driving adoption of our solutions and to support our global brand, we will need to further expand our sales infrastructure by hiring additional, highly qualified and reputable sales representatives, technical applications specialists and customer support staff, in addition to increasing advertising efforts.

Identifying and recruiting qualified personnel with sufficient industry experience and training them requires significant time, expense and attention. We have limited experience in training our personnel to successfully market and sell our products. If we provide inadequate training, fail to increase our sales and marketing capabilities or fail to develop broad brand awareness in a cost-effective manner, our business may be harmed. In addition, if our efforts to expand do not generate a corresponding increase in revenue or result in a decrease in our operating margin, our financial results will be adversely impacted. If we are unable to hire, develop and retain talented sales personnel or if new sales personnel are unable to achieve desired productivity levels in a reasonable period of time, we may not be able to realize the expected benefits of this investment or increase our revenue.

Additionally, our technical applications specialists work closely with researchers and clinicians to optimize and implement new panels and applications to meet their specific needs. Hiring these highly skilled specialists is competitive due to the limited number of people available with the necessary scientific and technical backgrounds and ability to understand our products at a technical level, and training such individuals requires significant time, expense and attention. Furthermore, we face intense competition in the labor market for such highly skilled specialists from competitors in our industry as well as competition from companies in other industries. To effectively support current and potential customers, we will need to hire, maintain, train and grow the number of our technical application specialists and customer support staff. If we are unable to maintain, attract, train or retain the number of qualified support personnel that our business needs, our business and prospects will suffer.

If we are unable to expand or leverage the number of peer-reviewed articles published using data generated by our products or otherwise increase brand awareness, the demand for our products and our business may be adversely affected.

We rely on a significant base of peer-reviewed publications to showcase and validate the importance and application of our technology in academic and clinical research settings. As of December 31, 2024, there have been more than 2,300 peer-reviewed articles published since our first commercial launch in 2017, including many published in prominent journals, using data generated by our technology across a wide range of key scientific research areas, including immunology and inflammation, infectious diseases, immuno-oncology, oncology and others. We believe that expanding the base of these publications, and otherwise developing and maintaining awareness of our brand in a cost-effective manner is critical to achieving broad acceptance of our solutions and attracting new customers. Such publications and other brand promotion activities may not generate customer awareness or increase revenue and, even if they do, any increase in revenue may not offset the costs and expenses we incur in building our brand. If we fail to successfully promote, maintain and protect our brand, we may fail to attract or retain the customers necessary to realize a sufficient return on our brand-building efforts, or to achieve the widespread brand awareness that is critical for broad customer adoption of our solutions.

We are highly dependent on our senior management team and key personnel and our business could be harmed if we are unable to attract and retain personnel necessary for our success.

We are highly dependent on our senior management team and key personnel. Our success will depend on our ability to retain senior management and to attract and retain qualified personnel in the future, including sales, marketing, scientific and technical professionals, and to integrate current and additional personnel in all departments. The loss of members of our senior management, sales, marketing, scientific and technical professionals could result in lower than expected sales and delays in product development. If we are not successful in attracting and retaining highly qualified personnel, it would have a negative impact on our business, financial condition and results of operations.

Competition for skilled personnel in our market is intense. This may limit our ability to hire and retain highly qualified personnel on acceptable terms, or at all. To induce valuable employees to remain at our company, in addition to salary and cash incentives, we have issued, and will in the future issue, equity awards that vest over time. The value to employees of equity awards that vest over time may be significantly affected by movements in our stock price that are beyond our control and may at any time be insufficient to counteract more lucrative offers from other companies. Despite our efforts to retain valuable employees, they may terminate their employment with us on short notice. Our employment arrangements with our employees provide for at-will employment, which means that any of our employees could leave our employment at any time, with or without notice.

Many of the other cell analysis technology companies that we compete against for qualified personnel have greater financial and other resources, different risk profiles and a longer history in the industry than we do. They may also provide more diverse opportunities, better chances for career advancement and higher compensation. Some of these characteristics are more appealing to high quality candidates than what we can offer. Further, if we hire employees from competitors or other companies, their former employers may attempt to assert that these employees or we have breached legal obligations, resulting in a diversion of our time and resources and, potentially, damages.

In addition, job candidates and existing employees often consider the value of the equity awards they receive in connection with their employment. If the perceived benefits of our stock awards decline, either because we are a public company or for other reasons, it may harm our ability to recruit and retain highly skilled employees. Many of our employees have become or will soon become vested in a substantial amount of their equity awards. Our employees may be more likely to leave us if the equity they own has significantly appreciated in value, or if the exercise prices of the options that they hold are significantly below the market price of our common stock.

Our future success also depends on our ability to continue to attract and retain additional executive officers and other key employees as we expand our business and operations. If we fail to attract new personnel or fail to retain and motivate our current personnel, it will negatively affect our business, financial condition and results of operations.

We have increased the size of our organization and expect to further increase it in the future, and we may experience difficulties in managing our growth. If we are unable to manage the anticipated growth of our business, our future revenue and operating results may be harmed.

As of December 31, 2024, we had 648 employees. As our sales and marketing strategies develop, we expect to need additional managerial, operational, sales, marketing, financial and other personnel. Future growth would impose significant added responsibilities on members of management, including:

- identifying, recruiting, integrating, maintaining and motivating additional employees;

- managing our internal development efforts effectively, while complying with our contractual obligations to contractors and other third parties; and

- improving our operational, financial and management controls, reporting systems and procedures.

Since our inception, we have experienced growth and anticipate further growth in our business operations both inside and outside the United States. This future growth could strain our organizational, administrative and operational infrastructure, including quality control, operational, information technology, finance, legal, human resources, customer service and sales organization management. We expect to continue to increase our headcount and to hire more specialized personnel in the future as we grow our business. We will need to continue to hire, train and manage additional qualified scientists, engineers, technical personnel and sales and marketing staff and improve and maintain our products to properly manage our growth. Rapid expansion in personnel could mean that less experienced people develop, market and sell our products, which could result in inefficiencies and unanticipated costs, reduced quality and disruptions to our operations. If our new hires perform poorly, if we are unsuccessful in hiring, training, managing and integrating these new employees or if we are not successful in retaining our employees, our business may be harmed. We may not be able to maintain the quality or expected turnaround times of our products, or satisfy customer demand as it grows. Our ability to manage our growth properly will require us to continue to improve our operational, financial and management controls, as well as our reporting systems and procedures. The time and resources required to implement these new systems and procedures is uncertain, and failure to complete this in a timely, efficient and effective manner could adversely affect our operations.

We have identified material weaknesses in our internal control over financial reporting. If we are unable to remediate these material weaknesses, or if we identify additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls, we may not be able to accurately or timely report our financial condition or results of operations.

In connection with our financial statement close process for the year ended December 31, 2024, we identified deficiencies in the control environment and control activities components of the Committee of Sponsoring Organizations ("COSO") framework that constitute material weaknesses, either individually or in the aggregate. These included deficiencies in the control environment, as well as deficiencies related to control activities related to (i) selecting and developing control activities that contribute to the mitigation of risks and support achievement of objectives; (ii) selecting and developing general control activities over technology to support the achievement of objectives; and (iii) deploying control activities through policies that establish what is expected and procedures that put policies into action and relate to substantially all financial statement accounts and disclosures. See the section entitled "Item 9A. Controls and Procedures" for additional information.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. These deficiencies could result in additional material misstatements to our consolidated financial statements that could not be prevented or detected on a timely basis.

We cannot be certain that the measures we have taken to date, and actions we may take in the future, will be sufficient to remediate the control deficiencies that led to our material weaknesses in our internal control over financial reporting or that they will prevent or avoid potential future material weaknesses. We currently do not have an internal audit group, and we will need to hire additional accounting and finance staff and consultants with appropriate public company experience and technical accounting knowledge to remediate the control deficiencies. If we are unable to successfully remediate our existing or any future material weaknesses in our internal control over financial reporting, or identify any additional material weaknesses, the accuracy and timing of our financial reporting may be negatively impacted, we may be unable to maintain compliance with securities law requirements regarding timely filing of periodic reports in addition to applicable stock exchange listing requirements, investors may lose confidence in our financial reporting, and our stock price may decline as a result. For example, we required additional time to complete our financial closing procedures and ensure appropriate accounting of various intercompany transactions and accruals at the end of the quarter ended September 30, 2023. In addition, we required additional time to complete our financial closing procedures as of the end of period ending December 31, 2023 due to a lack of internal accounting resources, resulting in a delay in obtaining and compiling required information. Accordingly, we were not able to complete the preparation, review and filing of our Quarterly Report on Form 10-Q for the quarter ended September 30, 2023, and our Annual Report on Form 10-K for the year ended December 31, 2023, within the prescribed time period without unreasonable effort or expense. Such filings were timely made on or prior to the prescribed due date pursuant to Form 12b-25, with adjustments to certain line items in the financial statements with respect to such Annual Report.

Failure to remedy any material weakness or significant deficiency in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets.

We may need to raise additional capital to fund our existing operations, develop our products and/or expand our operations.

Based on our current planned operations, we expect that our existing cash will enable us to fund our operating expenses for at least 12 months from the date hereof. However, if our available cash balances and anticipated cash flow from operations are insufficient to satisfy our liquidity requirements or otherwise, we may seek to issue equity or convertible debt securities, enter into a credit facility or another form of third-party funding, seek other debt financing or enter into collaborations or licensing arrangements.

We may consider raising additional capital in the future to expand our business, to pursue strategic investments, to take advantage of financing opportunities or for other reasons, including to further scale up our manufacturing of our products, to increase our sales and marketing efforts to drive market adoption of our products and address competitive developments, and to finance capital expenditures and general and administrative expenses.

Our present and future funding requirements will depend on many factors, some of which are beyond our control, including:

- our ability to achieve and maintain revenue growth;

- the cost of expanding our operations, including our sales and marketing efforts;

- our rate of progress in launching and commercializing new products, and the cost of the sales and marketing activities associated with, establishing adoption of our products;

- our rate of progress in, and cost of research and development activities associated with, products in research and development;

- the effect of competing technological and market developments;

- the potential cost of and delays in product development as a result of any regulatory oversight applicable to our products;

- the costs associated with any product recall that may occur;

- costs related to domestic and international expansion;

- the costs of attaining, defending and enforcing our intellectual property rights; and

- the terms and timing of any other collaborative, licensing and other arrangements that we may establish.

Additional funding may not be available on acceptable terms, or at all. Weakness and volatility in the capital markets and the economy in general could limit our access to the capital markets and increase our cost of borrowing. If we do raise additional capital through public or private equity offerings, the ownership interest of our existing stockholders will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect our existing stockholders' rights. If we raise additional capital through debt financing, we may be subject to covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we raise additional funds through other third-party funding, collaborations agreements, strategic alliances, licensing arrangements or marketing and distribution arrangements, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or products or grant licenses on terms that may not be favorable to us.

In addition, our ability to raise additional funds may be adversely impacted by potential worsening global economic conditions and the disruptions to, and volatility in, the credit and financial markets in the United States and worldwide resulting from geopolitical tensions, such as the ongoing war in Ukraine, conflict in the Middle East, government actions implemented as a result of either of the foregoing, as well as tensions with, and economic uncertainty in, China, inflation, rising interest rates and liquidity concerns at, and failures of, banks and other financial institutions. The global economy, including credit and financial markets, has experienced extreme volatility and disruptions, including severely diminished liquidity and credit availability, declines in economic growth, increases in inflation rates, higher interest rates and uncertainty about economic stability. If the equity and credit markets further deteriorate, or do not improve, it may make any necessary debt or equity financing more difficult, more costly and more dilutive. If we are unable to raise additional capital in sufficient amounts or on terms acceptable to us, we may have to significantly delay, scale back or discontinue the development, manufacturing or commercialization of our products, or other research and development initiatives. If this were to occur, our ability to grow and support our business and to respond to market challenges could be significantly limited, which could have an adverse effect on our business, financial condition and results of operations.

Our operating results may fluctuate significantly, which makes our future operating results difficult to predict and could cause our operating results to fall below expectations or any guidance we may provide.

Our quarterly and annual operating results may fluctuate significantly, which makes it difficult for us to predict our future operating results. These fluctuations may occur due to a variety of factors, many of which are outside of our control, including, but not limited to:

- the level of demand for any of our products, which may vary significantly;

- the timing and cost of, and level of investment in, research, development, manufacturing, regulatory approval and commercialization activities relating to our products, which may change from time to time;

- the size, seasonality and customer mix of the cell analysis market;

- sales and marketing efforts and expenses;

- the rate at which we grow our sales force and the speed at which newly-hired salespeople become effective;

- changes in the productivity of our sales force;

- the effectiveness of our distribution partners in selling our products;

- positive or negative coverage in the media or publications of our products or competitive products;

- the cost of manufacturing our products, which may vary depending on the quantity of production and the terms of our arrangements with our suppliers;

- the degree of competition in our industry and any change in the competitive landscape of our industry, including the introduction of new products or enhancements or technologies by us or others in the cell analysis market and competition-related pricing pressures;

- changes in governmental regulations or in the status of our regulatory approvals or applications;

- future accounting pronouncements or changes in our accounting policies;

- general economic conditions, both domestically and internationally, as well as economic conditions specifically affecting the industry in which we do business, including those related to widespread health crises;

- future global financial crises and economic downturns, including those caused by widespread public health crises;

- economic factors, including changes in inflation, interest rates, foreign currency rates, liquidity concerns at, and failures of, banks and other financial institutions and the potential effect of such factors on revenues and expenses; and

- general market conditions and other factors, including factors unrelated to our operating performance or the operating performance of our competitors.

The cumulative effects of factors discussed above could result in large fluctuations and unpredictability in our quarterly and annual operating results. As a result, comparing our operating results on a period-to-period basis may not be meaningful. Investors should not rely on our past results as an indication of our future performance. This variability and unpredictability could also result in our failing to meet the expectations of industry or financial analysts or investors for any period. If our revenue or operating results fall below the expectations of analysts or investors or below any guidance we may provide, or if the guidance we provide is below the expectations of analysts or investors, the price of our common stock could decline substantially. Such a stock price decline could occur even when we have met any previously publicly stated guidance we may provide.

The sizes of the markets for our products may be smaller than we estimate.

Within the life sciences technology market, flow cytometry technologies currently provide solutions largely within cell proliferation, cell counting, cell identification, cell quality control and single-cell applications. However, we believe that the enhanced capabilities of our FSP platform has the potential to capture an increasingly greater share of the broader cell analysis market. Our Northern Lights system has been approved for clinical use in the European Union and China. In the United States, our products are currently labeled and promoted, and are, and in the near-future are expected to continue to be, sold primarily to academic and research institutions and biopharmaceutical companies as research use only products for non-diagnostic and non-clinical purposes, and are not currently designed, or intended to be used, for clinical diagnostic tests. We plan to continue generating supporting publications and data, as well as pursue any required regulatory approvals for clinical use for our products in the United States. Our ability to penetrate the clinical markets in the United States will depend in part on our ability to receive 510(k) clearance, *de novo* classification, or approval of a pre-market approval application from the FDA. Further, we believe our differentiated platform will enable us to expand the use of cell analysis into new markets, well beyond current applications addressed by prior flow cytometry technologies and other cell analysis technologies. If the actual number of customers who would benefit from our products, the price at which we can sell products or the annual addressable market for our products is smaller than we have estimated, it may impair our sales growth and have an adverse impact on our business, financial condition and results of operations.

In addition, our growth strategy involves launching new solutions and expanding sales of existing solutions into new markets and geographies in which we have limited experience. For example, we intend to develop our platform's applications within the clinical market, and in particular, within disease detection, diagnosis, and treatment monitoring. Sales of new or existing solutions into new market opportunities may take several years to develop and mature, and we cannot be certain that these market opportunities will develop as we expect. As a result, the total addressable market for our products is even more difficult to predict.

If we were to be sued for product liability, we could face substantial liabilities that exceed our resources, limit sales of our existing products and limit commercialization of any products that we may develop.

The marketing, sale and use of our products could lead to the filing of product liability claims where someone may allege that our products identified inaccurate or incomplete information or otherwise failed to perform as designed. We may also be subject to liability for errors in, a misunderstanding of or inappropriate reliance upon, the information we provide in the ordinary course of our business activities. A product liability claim could result in substantial damages and be costly and time-consuming for us to defend. If we cannot successfully defend ourselves against product liability claims, we will incur substantial liabilities and reputational harm. In addition, regardless of merit or eventual outcome, product liability claims may result in:

- substantial litigation costs;

- distraction of management's attention from our primary business;

- the inability to commercialize our products or new products;

- decreased demand for our products;

- damage to our business reputation;

- product recalls or withdrawals from the market;

- loss of sales; or

- termination of existing agreements by our partners and potential partners failing to partner with us.

We maintain product liability insurance, but this insurance may not fully protect us from the financial impact of defending against product liability claims. Any product liability claim brought against us, with or without merit, could increase our insurance rates or prevent us from securing insurance coverage in the future.

While we may attempt to manage our product liability exposure by proactively recalling or withdrawing from the market any defective products, any recall or market withdrawal of our products may delay the supply of those products to our customers and may impact our reputation. We may not be successful in initiating appropriate market recall or market withdrawal efforts that may be required in the future and these efforts may not have the intended effect of preventing product malfunctions and the accompanying product liability that may result. Such recalls and withdrawals may also harm our reputation with customers, which could negatively affect our business, financial condition and results of operations.

Litigation and other legal proceedings may harm our business.

We have been, and may become, involved in legal proceedings relating to patent and other intellectual property matters, product liability claims, employee claims, tort or contract claims, federal or state regulatory investigations, securities class actions and other legal proceedings or investigations, which could have a negative impact on our reputation, business and financial condition and divert the attention of our management from the operation of our business. See Note 18 to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K for information regarding ongoing legal proceedings.

Litigation is inherently unpredictable and can result in excessive or unanticipated verdicts and/or injunctive relief that affect how we operate our business. We could incur judgments or enter into settlements of claims for monetary damages or for agreements to change the way we operate our business, or both. There may be an increase in the scope of these matters or there may be additional lawsuits, claims, proceedings or investigations in the future, which could harm our business, financial condition and results of operations. Adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

If our information technology systems or data, or those of third parties with whom we work, are compromised, now or in the future, we could experience adverse consequences resulting from such a compromise, including but not limited to regulatory investigations or actions; litigation; fines and penalties; disruptions of our business operations; reputational harm; loss of revenue or profits; loss of customers or sales; and other adverse consequences.

In the ordinary course of our business, we and the third parties with whom we work, collect, use, store, safeguard, disclose, share, transfer, secure and otherwise process (collectively, "Process" or "Processing") proprietary, confidential and sensitive data, including personal information (such as key-coded data, health information and other special categories of personal information), intellectual property, trade secrets and proprietary business information owned or controlled by ourselves, our customers and other parties (collectively "Sensitive Information"). We rely upon third parties (such as service providers) for our data processing–related activities and share or receive Sensitive Information with or from third parties.

We face a variety of evolving threats, which have in the past and could in the future cause security incidents. Cyber-attacks, malicious internet-based activity, online and offline fraud, and other similar activities threaten the confidentiality, integrity, and availability of our Sensitive Information and information technology systems, and those of the third parties with whom we work. Such threats are prevalent and continue to rise, are becoming increasingly difficult to detect, and come from a variety of sources, including traditional computer "hackers," threat actors, "hacktivists," organized criminal threat actors, personnel (such as through theft or misuse), sophisticated nation-states, and nation-state-supported actors. Some actors now engage and are expected to continue to engage in cyber-attacks, including without limitation, nation-state actors for geopolitical reasons and in conjunction with military conflicts and defense activities. During times of war and other major conflicts, we and the third parties with whom we work are vulnerable to a heightened risk of these attacks, including cyber-attacks, that could materially disrupt our systems and operations, supply chain, and ability to produce, sell and distribute our goods and services. We and the third parties with whom we work are subject to a variety of evolving threats, including but not limited to social-engineering attacks (including through deep fakes, which may be increasingly more difficult to identify as fake, and phishing attacks), malicious code (such as viruses and worms), malware (including as a result of advanced persistent threat intrusions), denial-of-service attacks, credential stuffing, credential harvesting, personnel misconduct or error, ransomware attacks, supply-chain attacks, software bugs, server malfunctions, software or hardware failures, loss of data or other information technology assets, adware, telecommunications failures, attacks enhanced or facilitated by artificial intelligence, and other similar threats. In particular, severe ransomware attacks, including those perpetrated by organized criminal threat actors, nation-states, and nation-state-supported actors, are becoming increasingly prevalent and severe and can lead to significant interruptions in our operations, ability to provide our products or services, loss of Sensitive Information and income, reputational harm, and diversion of funds. Extortion payments may alleviate the negative impact of a ransomware attack, but we may be unwilling or unable to make such payments due to, for example, applicable laws or regulations prohibiting such payments. Additionally, employees working from home, while in transit and in public locations poses increased risks to our information technology systems and data when utilizing network connections, computers, and devices outside our premises or network.

It may be, and in certain cases has been, difficult and/or costly to detect, investigate, mitigate, contain, and remediate a security incident. Our efforts to do so may not be successful. Actions taken by us or the third parties with whom we work to detect, investigate, mitigate, contain, and remediate a security incident could result in outages, data losses, and disruptions of our business. Threat actors may also gain access to other networks and systems after a compromise of our networks and systems.

In addition to experiencing a security incident, third parties may gather, collect, or infer Sensitive Information about us from public sources, data brokers, or other means that reveal competitively sensitive details about our organization and could be used to undermine our competitive advantage or market position. Our sensitive information or sensitive information of our customers could also be leaked, disclosed, or revealed as a result of or in connection with our employees', personnel's, or vendors' use of generative artificial intelligence ("AI") technologies. Furthermore, future or past business transactions (such as acquisitions or integrations) could expose us to additional cybersecurity risks and vulnerabilities, as our systems could be negatively affected by vulnerabilities present in acquired or integrated entities' systems and technologies. We may discover security issues that were not found during due diligence of such acquired or integrated entities, and it may be difficult to integrate companies into our information technology environment and security program.

We rely on third parties and technologies to operate critical business systems to process Sensitive Information in a variety of contexts, including, without limitation, cloud-based infrastructure, data center facilities, encryption and authentication technology, employee email, content delivery to customers, and other functions. Our ability to monitor these third parties' information security practices is limited, and these third parties may not have adequate information security measures in place. If the third parties with whom we work experience a security incident or other interruption, we could experience adverse consequences. While we may be entitled to damages if the third parties with whom we work fail to satisfy their data privacy or security-related obligations to us, any award may be insufficient to cover our damages, or we may be unable to recover such award. In addition, supply-chain attacks have increased in frequency and severity, and we cannot guarantee that third parties' infrastructure in our supply chain or that of the third parties with whom we work have not been compromised.

While we have implemented security measures designed to protect against security incidents, there can be no assurance that these measures will be effective. We take steps designed to detect, mitigate and remediate vulnerabilities in our information security systems (such as our hardware and/or software, including that of third parties with whom we work), but we may not be able to detect, mitigate, and remediate all such vulnerabilities including on a timely basis.

Further, we may experience delays in developing and deploying remedial measures and patches designed to address identified vulnerabilities. Vulnerabilities could be exploited and result in a security incident.

Any of the previously identified or similar threats could cause (and have in the past caused) a security incident or other interruption that could result, and in certain cases in the past has resulted, in unauthorized, unlawful, or accidental acquisition, modification, destruction, loss, alteration, encryption, disclosure of, or access to our Sensitive Information or our information technology systems, or those of the third parties with whom we work. A security incident or other interruption could disrupt our ability (and that of third parties with whom we work) to provide our platform. We expend significant resources and may modify our business activities in an effort to protect against security incidents. Certain data privacy and security obligations may require us to implement and maintain specific security measures, industry-standard or reasonable security measures to protect our information technology systems and Sensitive Information.

Applicable data privacy and security obligations may require us, or we may voluntarily choose, to notify relevant stakeholders of security incidents, including affected individuals, customers, regulators and investors, or to take other actions, such as providing credit monitoring and identity theft protections services. Such disclosures and related actions can be costly, and the disclosures or the failure to comply with applicable requirements could lead to adverse consequences. If we (or a third party with whom we work) experience a security incident or are perceived to have experienced a security incident, we may experience material adverse consequences, such as government enforcement actions (for example, investigations, fines, penalties, audits, and inspections); additional reporting requirements and/or oversight; restrictions on processing data (including personal information); litigation (including class claims); indemnification obligations; negative publicity; reputational harm; monetary fund diversions; diversion of management's attention; interruptions in our operations (including availability of data); financial loss; and other similar harms. Security incidents and attendant material consequences may cause customers to stop using our products and services, deter new customers from purchasing our products and services, and negatively impact our ability to grow and operate our business.

Further, our contracts may not contain limitations of liability, and even where they do, there can be no assurance that limitations of liability in our contracts are sufficient to protect us from liabilities, damages, or claims related to our data privacy and security obligations. We cannot be sure that our insurance coverage will be adequate or sufficient to protect us from or to mitigate liabilities arising out of our privacy and security practices, that such coverage will continue to be available on commercially reasonable terms or at all, or that such coverage will pay future claims.

Business disruptions could seriously harm our future revenue and financial condition and increase our costs and expenses.

Our operations (including our manufacturing operations) and the operations of our distribution partners could be subject to earthquakes, power shortages, telecommunications failures, water shortages, floods, hurricanes, typhoons, fires, extreme weather conditions, medical epidemics and pandemics, and other natural or man-made disasters or business interruptions, for which we are predominantly self-insured. Our ability to obtain components for our products could be disrupted if the operations of our suppliers were affected by a man-made or natural disaster or other business interruption. In addition, our corporate headquarters is located in Fremont, California and one of our reagents manufacturing facilities is located in San Diego, California, near major earthquake faults and fire zones, and the ultimate impact on us for being located near earthquake faults and fire zones and being consolidated in a certain geographical area is unknown. The occurrence of any of these business disruptions could seriously harm our operations and financial condition and increase our costs and expenses.

We manufacture our products at our manufacturing facilities located in Fremont and San Diego, California; Seattle, Washington; Wuxi, China; and Singapore; and we rely on various suppliers in the United States, China and other countries. Should our manufacturing facilities or the facilities of our suppliers be damaged or destroyed by natural or man-made disasters, such as earthquakes, fires or other events, or should events such as political unrest unfold, it could take months to relocate or rebuild, during which time our manufacturing and the operations of our suppliers would cease or be delayed and our products may be unavailable. Moreover, the use of a new facility or new manufacturing, quality control, or environmental control equipment or systems generally requires FDA review and approval. Because of the time required to authorize manufacturing in a new facility under FDA and non-U.S. regulatory requirements, we may not be able to resume production on a timely basis even if we are able to replace production capacity in the event we lose our manufacturing capacity. The inability to perform our manufacturing activities, combined with our limited inventory of materials and components and manufactured products, or the inability of our suppliers to continue their operations, may cause us to be unable to meet customer demand or harm our reputation, and we may be unable to reestablish relationships with such customers in the future. Consequently, a catastrophic event or business interruption at our manufacturing facilities or at our suppliers' facilities could harm our business, financial condition and results of operations.

Our insurance policies are expensive and protect us only from some business risks, which leaves us exposed to significant uninsured liabilities.

We do not carry insurance for all categories of risk that our business may encounter. Although we have general and product liability insurance that we believe is appropriate, this insurance is subject to deductibles and coverage limitations. Our current product liability insurance may not continue to be available to us on acceptable terms, if at all, and, if available, coverage may not be adequate to protect us against any future product liability claims. If we are unable to obtain insurance at an acceptable cost or on acceptable terms or otherwise protect against potential product liability claims, we could be exposed to significant liabilities. A product liability claim, recall or other claim with respect to uninsured liabilities or for amounts in excess of insured liabilities could negatively affect our business, financial condition and results of operations. We do not carry specific hazardous waste insurance coverage, and our property, casualty and general liability insurance policies specifically exclude coverage for damages and fines arising from hazardous waste exposure or contamination. Accordingly, in the event of contamination or injury, we could be held liable for damages or be penalized with fines in an amount exceeding our resources, and our clinical trials or regulatory approvals could be suspended. Although we carry cyber insurance, the coverage may not be sufficient to cover our losses in the event of a security breach. Additionally, no assurance can be given that such policies can be retained on acceptable terms or that litigation will not occur following an insurance claim.

Operating as a public company may also make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified people to serve on our board of directors, on our board committees or as executive officers. We do not know, however, if we will be able to maintain existing insurance with adequate levels of coverage. Any significant uninsured liability may require us to pay substantial amounts, which would negatively affect our business, financial condition and results of operations.

We use hazardous biological materials that require considerable expertise for handling, storage and disposal and may result in claims against us. We and third parties with whom we contract must comply with environmental laws and regulations, which can be expensive and restrict how we do business, and could expose us to liability if our use of such hazardous materials cause injury.

Our research and development and manufacturing processes involve the controlled use of hazardous materials, including flammables, toxics, corrosives and biologics. Our research operations produce hazardous biological and chemical waste products, and we largely contract with third parties for the disposal of these products. Federal, state and local laws and regulations govern the use, generation, manufacture, storage, handling and disposal of these materials and wastes. We are subject to periodic inspections by federal, state and local authorities to ensure compliance with applicable laws. Compliance with applicable environmental laws and regulations is expensive, and current or future environmental laws and regulations may restrict our operations. If we do not comply with applicable regulations, we may be subject to fines and penalties. In the event of accidental contamination or injury from these materials or wastes, we could be liable for damages or penalized with fines in an amount exceeding our resources and our operations could be suspended or otherwise adversely affected.

In addition, because our product contains metals and electronic components which are purchased from third-party vendors, we are required under rules promulgated by the SEC governing disclosure of the use of "conflict minerals" (tin, tungsten, tantalum and gold) to determine whether those minerals are necessary to the functionality or production of our products and, if so, conduct a country of origin inquiry with respect to all such minerals. If any such minerals may have originated in the Democratic Republic of the Congo (the "DRC") or any of its adjoining countries, or covered countries, then we must conduct diligence on the source and chain of custody of those conflict minerals to determine if they originated in one of the covered countries and, if so, whether they financed or benefited armed groups in the covered countries. Disclosures relating to the products that may contain conflict minerals, the country of origin of those minerals and whether they are "DRC conflict free" must be provided in a Form SD (and accompanying conflict minerals report, if required, to disclose the diligence undertaken by us in sourcing the minerals and our conclusions relating to such diligence). If we are required to submit a conflict minerals report, that report must be audited by an independent auditor pursuant to existing government auditing standards. Compliance with this disclosure rule may be very time-consuming for our management and personnel (as well as time-consuming for our suppliers) and could involve the expenditure of significant amounts of money by us and them. Disclosures mandated by this rule, which can be perceived by the market to be "negative," may cause customers to refuse to purchase our products. The cost of compliance with the rule could adversely affect our results of operations.

Furthermore, environmental laws and regulations are complex, change frequently and have tended to become more stringent. We cannot predict the impact of such changes and cannot be certain of our future compliance. We do not currently maintain separate environmental liability coverage and any accidental contamination or discharge or any resultant injury from these materials could result in significant cost to us in penalties, damages and suspension of our operations.

We are subject to foreign currency exchange risk.

A substantial amount of our revenues is derived from international operations, and we anticipate that a significant portion of our sales will continue to come from outside the United States in the future. The revenues we report with respect to our operations outside the United States may be adversely affected by fluctuations in foreign currency exchange rates. See the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations" for additional information on the financial impact of exchange rate fluctuations and the ways and extent to which we may attempt to address any impact. Any hedging activities we engage in may only offset a portion of the adverse financial impact resulting from unfavorable changes in foreign currency exchange rates. We cannot predict with any certainty changes in foreign currency exchange rates or the degree to which we can mitigate these risks.

Risks Related to Government Regulation and Our Industry

Our products may become subject to more onerous regulation by the FDA or other regulatory agencies in the future, which could increase our costs and delay or prevent sales of our products or commercialization of new products and product enhancements, thereby materially and adversely affecting our business, financial condition, results of operations and prospects.

Currently, our Northern Lights-CLC system is available for clinical use in only China and the European Union. Our Cytek Aurora and Northern Lights systems are otherwise available to customers as research use only ("RUO") products. RUO products are regulated by the FDA as medical devices. Although medical devices are subject to stringent FDA oversight, products that are intended for RUO and are labeled as RUO are exempt from compliance with most FDA requirements, including premarket clearance or approval, manufacturing requirements and others. A product labeled RUO but which is actually intended for clinical diagnostic use may be viewed by the FDA as adulterated and misbranded under the Federal Food, Drug, and Cosmetic Act ("FDCA"), and subject to FDA enforcement action. The FDA has indicated that when determining the intended use of a product labeled RUO, the FDA will consider the totality of the circumstances surrounding distribution and use of the product, including how the product is marketed and to whom. The FDA could disagree with our assessment that our products are properly marketed as RUOs, or could conclude that products labeled as RUO are actually intended for clinical diagnostic use, and could take enforcement action against us, including requiring us to stop distribution of our products until we are in compliance with applicable regulations, which would reduce our revenue, increase our costs and adversely affect our business, prospects, results of operations and financial condition. In the event that the FDA requires us to obtain marketing authorization of our RUO products in the future, there can be no assurance that the FDA will grant any clearance or approval requested by us in a timely manner, or at all.

As part of our growth strategy, we plan to seek approval to offer our Cytek Aurora and Northern Lights systems for clinical use in the United States and in other countries. In the United States, before we can market a new medical device, or a new use of, new claim for or significant modification to an existing product, we must first receive either clearance under Section 510(k) of the FDCA, or approval of a premarket approval application from the FDA, unless an exemption applies. The process of obtaining approval or clearance from the FDA for new products, or with respect to enhancements or modifications to existing products, could take a significant period of time, require the expenditure of substantial resources, involve rigorous pre-clinical and clinical testing, require changes to products or result in limitations on the indicated uses of products. There can be no assurance that we will receive the required approvals or clearances for any new products or for modifications to our existing products on a timely basis or that any approval or clearance will not be subsequently withdrawn or conditioned upon extensive post-market study requirements. Moreover, even if we receive FDA clearance or approval of new products or modifications to existing products, we will be required to comply with extensive regulations relating to the development, research, clearance, approval, distribution, marketing, advertising and promotion, manufacture, adverse event reporting, recordkeeping, import and export of such products, which may substantially increase our operating costs and have a material impact on our business, profits and results of operations. Failure to comply with applicable regulations could jeopardize our ability to sell our products and result in enforcement actions such as: warning letters, fines, injunctions, civil penalties, termination of distribution, recalls or seizures of products, delays in the introduction of products into the market, total or partial suspension of production, refusal to grant future clearances or approvals, withdrawals or suspensions of current approvals, resulting in prohibitions on sales of our products, and in the most serious cases, criminal penalties. Occurrence of any of the foregoing could harm our reputation, business, financial condition, results of operations and prospects.

We and our suppliers are subject to ongoing regulatory obligations and continued regulatory review, which may result in significant additional expense and subject us to penalties if we fail to comply with applicable regulatory requirements.

Any medical device we market will be subject to continued regulatory review, oversight, requirements, and periodic inspections by the FDA and other domestic and foreign regulatory bodies. In particular, unless exempt, we and our suppliers are required to comply with the FDA's Quality System Regulation ("QSR") and other regulations enforced outside the United States which cover the manufacture of our products and the methods and documentation of the design, testing, production, control, quality assurance, labeling, packaging, storage and shipping of medical devices. Regulatory bodies, such as the FDA, enforce the QSR and other regulations through periodic inspections. The failure by us or one of our suppliers to comply with applicable statutes and regulations administered by the FDA and other regulatory bodies, or the failure to timely and adequately respond to any adverse inspectional observations or product safety issues, could result in, among other things, any of the following enforcement actions:

- untitled letters, warning letters, fines, injunctions, consent decrees and civil penalties;

- unanticipated expenditures to address or defend such actions;

- customer notifications for repair, replacement or refunds;

- recall, detention or seizure of our products;

- operating restrictions or partial suspension or total shutdown of production;

- refusing or delaying our requests for 510(k) clearance or PMA approval of new products or modified products;

- withdrawal of 510(k) clearances on PMA approvals that have already been granted;

- refusal to grant export approval for our products; or

- criminal prosecution.

If any of these actions were to occur, our reputation would be harmed and our product sales and profitability would be adversely impacted. Furthermore, our key component suppliers may not currently be or may not continue to be in compliance with all applicable regulatory requirements which could result in our failure to produce our products on a timely basis and in the required quantities, if at all.

Later discovery of previously unknown problems with our products, including manufacturing problems, or failure to comply with regulatory requirements such as the QSR, may result in changes to labeling, restrictions on such products or manufacturing processes, withdrawal of the products from the market, voluntary or mandatory recalls, a requirement to repair, replace or refund the cost of any medical device we manufacture or distribute, fines, suspension of regulatory approvals, product seizures, injunctions or the imposition of civil or criminal penalties which would adversely affect our business, operating results and prospects.

Any government investigation of alleged violations of law could require us to expend significant time and resources in response, and could generate negative publicity. Any failure to comply with ongoing regulatory requirements may significantly and adversely affect our ability to commercialize and generate revenue from our products. If regulatory sanctions are applied or if regulatory clearance or approval is withdrawn, it would have a material adverse effect on our business, financial condition and results of operations.

Our products or any component thereof may be subject to product recalls in the future. A recall of our products, either voluntarily or at the direction of the FDA or another governmental authority, or the discovery of serious safety issues with our products, could have a significant adverse impact on us.

The FDA has the authority to require the recall of commercialized products that are subject to FDA regulation. Manufacturers may, under their own initiative, recall a product if any deficiency is found. For reportable corrections and removals, companies are required to make additional periodic submissions to the FDA after initiating the recall, and often engage with the FDA on their recall strategy prior to initiating the recall. A government-mandated or voluntary recall by us or one of our distributors could occur as a result of an unacceptable health risk, component failures, failures in laboratory processes, malfunctions, manufacturing errors, design or labeling defects, or other deficiencies and issues. Recalls of any of our products would divert managerial and financial resources and adversely affect our business, results of operations, financial condition and reputation. We may also be subject to liability claims, be required to bear other costs or take other actions that may negatively impact our future sales and our ability to generate profits. Companies are also required to maintain certain records of corrections and removals, even if these do not require reporting to the FDA. We may initiate voluntary recalls involving our products. A recall announcement by us could harm our reputation with customers and negatively affect our business, financial condition, and results of operations. In addition, the FDA or other agency could take enforcement action for failing to report the recalls when they were conducted.

If we initiate a recall, including a correction or removal, for one of our products, issue a safety alert, or undertake a field action or recall to reduce a health risk, this could lead to increased scrutiny by the FDA, other governmental and regulatory enforcement bodies, and our customers regarding the quality and safety of our products, and to negative publicity, including FDA alerts, press releases, or administrative or judicial actions. Furthermore, the submission of these reports could be used against us by competitors and cause customers to delay purchase decisions or cancel orders, which would harm our reputation.

The misuse or off-label use of our products may harm our reputation in the marketplace, or result in injuries that lead to product liability suits, which could be costly to our business. Moreover, we could be subject to FDA sanctions if we are deemed to have engaged in off-label promotion.

Our promotional materials and training methods must comply with FDA and other applicable laws and regulations, including the prohibition on the promotion of an RUO device or medical device for an indication that has not been approved or cleared by the FDA, referred to as an off-label use. We cannot prevent our customers from using our products for off-label uses, including in laboratory developed tests for clinical use. If the FDA determines that our promotional materials constitute the unlawful promotion of an off-label use, it could subject us to regulatory or enforcement actions, including civil money penalties, criminal fines and penalties, and exclusion from participation in federal health programs, among others. Other federal, state or foreign governmental authorities might also take action if they consider our promotion or training materials to constitute promotion of an off-label use, which could result in significant fines or penalties under other statutory authorities. In that event, our reputation could be damaged and the use of our products in the marketplace could be diminished.

Furthermore, off-label uses of our products may lead to performance issues or produce erroneous results, which could harm our reputation in the marketplace and increase the risk of product liability. Product liability claims are expensive to defend and could divert our management's attention from our primary business and result in substantial damage awards against us. Any of these events could harm our business, results of operations and financial condition.

Changes in tariffs or other government trade policies may materially adversely affect our business and results of operations, including by reducing demand for our products.

The imposition of tariffs and trade restrictions as a result of international trade disputes or changes in trade policies may adversely affect our sales and profitability. For example, trade tensions between the United States and China have been escalating in recent years. Effective in September 2018, the United States imposed tariffs of 10% on approximately $200 billion worth of goods imported from China, including some components the Company imports from China. These tariffs were increased to 25% effective in May 2019. Between September and December 2019, the United States imposed additional tariffs of 15% on essentially all remaining Chinese-origin imports. Recently, the U.S. government has indicated its intent to adopt a new approach to trade policy and in some cases to renegotiate, or potentially terminate, certain existing bilateral or multi-lateral trade agreements. Most notably, on February 1, 2025, President Donald Trump signed executive orders imposing a 25% tariff on certain imports from Mexico and Canada, the effectiveness of which has been delayed for 30 days, and a 10% tariff on certain imports from China, which went into effect on February 4, 2025. In addition, on February 13, 2025, President Donald Trump signed an executive order announcing plans for reciprocal tariffs on all U.S. trading partners. These imposed and newly proposed tariffs have resulted in threatened and actual retaliatory tariffs against U.S. goods. Our components are subject to the most recent tariffs, which may increase our manufacturing costs and could make our products less competitive than those of our competitors whose inputs are not subject to these tariffs. These tariffs, and the related geopolitical uncertainty between the United States and China, may cause decreased demand for our products, which could have a material adverse effect on our business and results of operations. For example, certain of our foreign customers may respond to the imposition of tariffs or threat of tariffs on products we produce by delaying purchase orders or purchasing products from our competitors. Ongoing international trade disputes and changes in trade policies could also impact economic activity and lead to a general contraction of customer demand. In addition, tariffs on components that we may import from China or other nations will adversely affect our profitability unless we are able to exclude such components from the tariffs or we raise prices for our products, which may result in our products becoming less attractive relative to products offered by our competitors. In addition, certain Chinese biotechnology companies and contract manufacturing organizations may become subject to trade restrictions, sanctions, other regulatory requirements, or proposed legislation by the U.S. government, which could restrict or even prohibit our ability to work with such entities, thereby potentially disrupting the supply of material to our Wuxi facility. Such disruption could have adverse effects on the development of our product candidates and our business operations. Future actions or escalations by either the United

States or China that affect trade relations may also negatively affect our business, or that of our suppliers or customers, and we cannot provide any assurances as to whether such actions will occur or the form that they may take. To the extent that our sales or profitability are negatively affected by any such tariffs or other trade actions, our business and results of operations may be materially adversely affected.

We and the third parties with whom we work are subject to stringent and changing U.S. and foreign data privacy and security laws, regulations, rules, and industry standards as well as policies, contractual obligations, and other obligations related to data privacy and security. Our actual or perceived failure to comply with such obligations could lead to government regulatory investigations or enforcement actions (that could include fines and penalties), a disruption of our business or commercialization of our products, private litigation (including class claims) and mass arbitration demands, harm to our reputation, loss of revenue or profits, and other adverse effects on our business or prospects.

In the course of our operations, we collect, receive, store, process, generate, use, transfer, disclose, make accessible, protect, secure, dispose of, transmit, and share sensitive, confidential, and proprietary information, including personal information, business data, trade secrets, intellectual property, and sensitive third-party data. Accordingly, we are, and may increasingly become, subject to various data privacy and security laws, the number and scope of which are changing, subject to differing applications and interpretations, may be inconsistent among jurisdictions, and may conflict with each other.

In the United States, federal, state, and local governments have enacted numerous data privacy and security laws, including data breach notification laws, personal information privacy and security laws, and consumer protection laws (e.g., Section 5 of the Federal Trade Commission Act), and other similar laws (e.g., wiretapping laws). For example, the federal Health Insurance Portability and Accountability Act of 1996 ("HIPAA"), as amended by the Health Information Technology for Economic and Clinical Health Act ("HITECH"), imposes specific requirements relating to the privacy, security, and transmission of individually identifiable health information. Numerous U.S. states have enacted comprehensive privacy laws that impose certain obligations on covered businesses, including providing specific disclosures in privacy notices and affording residents with certain rights concerning their personal information. As applicable, such rights may include the right to access, correct, or delete certain personal information, and to opt-out of certain data processing activities, such as targeted advertising, profiling, and automated decision-making. The exercise of these rights may impact our business and ability to provide our products and services. Certain states also impose stricter requirements for processing certain personal information, including sensitive information, such as conducting data privacy impact assessments. These state laws allow for statutory fines for noncompliance. For example, the California Consumer Privacy Act of 2018 (the "CCPA") applies to personal information of consumers, business representatives, and employees, and requires businesses to provide specific disclosures in privacy notices and honor requests of California residents to exercise certain rights related to their personal information, such as those noted below. The CCPA allows for statutory fines for noncompliance (up to $7,988 per intentional violation) and allows private litigants affected by certain data breaches to recover significant statutory damages. The CCPA and other U.S. comprehensive privacy laws exempt some data processed in the context of clinical trials, but these developments increase compliance costs and potential liability with respect to other personal information we maintain about residents in these states.

Similar laws are being considered in several other states, as well as at the federal and local levels, and we expect more jurisdictions to pass similar laws in the future. If we become subject to new data privacy and security laws, the risk of enforcement action against us could increase because we may become subject to additional obligations, and the number of individuals or entities that can initiate actions against us may increase (including individuals via a private right of action and state actors), increasing legal risk and compliance costs for us and the third parties with whom we work.

Outside the United States, an increasing number of laws, regulations, and industry standards apply to data privacy and security. For example, the European Union's General Data Protection Regulation ("EU GDPR") and the United Kingdom's General Data Protection Regulation ("UK GDPR") (collectively, "GDPR") impose strict requirements for processing the personal information of individuals located, respectively within the European Economic Area ("EEA") and the United Kingdom ("UK"). For example, violations of the GDPR can result in, temporary or definitive bans on data processing and other corrective actions; fines of up to 20 million Euros (£17.5 million for the UK GDPR) or 4% of annual global revenue, whichever is greater; or private litigation related to processing of personal information brought by classes of data subjects or consumer protection organizations authorized at law to represent their interests. In Europe, the Network and Information Security Directive ("NIS2") regulates resilience and incident response capabilities of entities operating in a number of sectors, including the health sector. Non-compliance with NIS2 may lead up to administrative fines of a maximum of 10 million Euros or up to 2% of the total worldwide revenue of the preceding fiscal year. Furthermore, in Europe, there is a proposed regulation related to artificial intelligence ("AI") that, if adopted, could impose onerous obligations related to the use of AI-related systems. Other countries outside of Europe have enacted or are considering enacting similar comprehensive data privacy and security laws and regulations, which could increase the cost and complexity of delivering our services and operating our business. For example, China's Personal Information Protection Law ("PIPL") broadly regulates data privacy and security practices and imposes strict requirements for processing personal information. As another example, Canada has enacted the Personal Information Protection and Electronic Documents Act and Canada's Anti-Spam Legislation, which broadly regulate the Processing of personal information and impose compliance obligations and penalties comparable to those of European data privacy and security laws. Complying with these and other similar laws and regulations (to the extent applicable) causes us to incur substantial operational costs and may require us to change our business practices, and could lead to material fines, penalties and liability.

In addition, many jurisdictions have enacted data localization laws and cross-border persona information transfer laws. These laws may make it more difficult for us to transfer personal information across jurisdictions, which could impede our business. For example, absent appropriate safeguards or other circumstances, the GDPR generally restrict the transfer of personal information to the United States and other countries that are viewed by some regulators as to not generally provide an adequate level of data privacy and security. Although there are currently various mechanisms that can be used to transfer personal information from the EEA and UK to the United States in compliance with law, such as the EEA standard contractual clauses, the UK's International Data Transfer Agreement / Addendum, and the EU-U.S. Data Privacy Framework (the "Framework") and the UK extension thereto (which allows for transfers to relevant U.S.-based organizations who self-certify compliance and participate in the Framework), these mechanisms are subject to legal challenges, and there is no assurance that we can satisfy or rely on these measures to lawfully transfer personal information to the United States or other countries. In addition to European restrictions on cross-border transfers of personal information, other jurisdictions have enacted or are considering similar cross-border personal information transfer laws and local personal information residency laws, any of which could increase the cost and complexity of doing business. If we cannot implement a valid compliance mechanism for cross-border data transfers, we may face increased exposure to regulatory actions, substantial fines, and injunctions against processing or transferring personal information from Europe or elsewhere. The inability to import personal information to the United States could significantly and negatively impact our business operations, including by limiting our ability to collaborate with parties that are subject to European and other data privacy and security laws, requiring us to increase our personal information processing capabilities in Europe and/or elsewhere at significant expense; increased exposure to regulatory actions; and substantial fines and penalties. Additionally, companies that transfer personal information out of the EEA and UK to other jurisdictions, particularly to the United States, are subject to increased scrutiny from regulators, individual litigants, and activist groups. Some European regulators have ordered certain companies to suspend or permanently cease certain transfers out of Europe for allegedly violating the GDPR's cross-border data transfer limitations. Regulators in the United States are also increasingly scrutinizing certain personal data transfers and imposing data localization requirements, for example, the Biden Administration's executive order Preventing Access to Americans' Bulk Sensitive Personal Data and United States Government-Related Data by Countries of Concern.

Our employees and personnel use generative AI technologies to perform their work, and the disclosure and use of personal information in generative AI technologies is subject to various privacy laws and other privacy obligations. Governments have passed and are likely to pass additional laws regulating generative AI. Our use of this technology could result in additional compliance costs, regulatory investigations and actions, and consumer lawsuits. If we are unable to use generative AI, it could make our business less efficient and result in competitive disadvantages. We also use AI and machine learning ("ML") to assist us in making certain decisions, which is regulated by certain privacy laws. Due to inaccuracies or flaws in the inputs, outputs, or logic of the AI/ML, the model could be biased and could lead us to make decisions that could bias certain individuals (or classes of individuals), and adversely impact their rights, employment, and ability to obtain certain pricing, products, services, or benefits.

In addition to data privacy and security laws, privacy advocates and industry groups have proposed, and may propose in the future, standards with which we are legally or contractually bound to comply. For example, we may also be subject to the Payment Card Industry Data Security Standard ("PCI DSS"). The PCI DSS requires companies to adopt certain measures to ensure the security of cardholder information, including using and maintaining firewalls, adopting proper password protections for certain devices and software, and restricting data access. Noncompliance with PCI DSS can result in penalties ranging from $5,000 to $100,000 per month by credit card companies, litigation, damage to our reputation, and revenue losses. We may also rely on vendors to process payment card data, who may be subject to PCI DSS, and our business may be negatively affected if our vendors are fined or suffer other consequences as a result of PCI DSS noncompliance. We are also bound by contractual obligations related to data privacy and security, and our efforts to comply with such obligations may not be successful. For example, certain data privacy and security laws, such as the EU/ UK GDPR and the CCPA, require us to impose specific contractual restrictions on our service providers. We also publish privacy policies, marketing materials and other statements, such as compliance with certain certifications or self-regulatory principles, regarding data privacy and security. If these policies, materials or statements are found to be deficient, lacking in transparency, deceptive, unfair, or misrepresentative of our practices, we may be subject to investigation, enforcement actions by regulators or other adverse consequences.

Our obligations related to data privacy and security (and consumers' data privacy and security expectations) are quickly changing in an increasingly stringent fashion and creating regulatory uncertainty. These obligations may be subject to differing applications and interpretations, which may be inconsistent or in conflict among jurisdictions. Preparing for and complying with these obligations requires us to devote significant resources (including, without limitation, financial and time-related resources), which may necessitate changes to our information technologies, systems, and practices and to those of any third parties with whom we work. In addition, these obligations may require us to change our business model. Although we endeavor to comply with all applicable data privacy and security obligations, we may at times fail (or be perceived to have failed) to do so. Moreover, despite our efforts, our personnel or third parties with whom we work may fail to comply with such obligations which could impact our compliance posture and business operations. If we or the third parties with whom we work fail, or are perceived to have failed, to address or comply with applicable data privacy and security obligations, we could face significant consequences. These consequences may include, but are not limited to, government enforcement actions (e.g., investigations, fines, penalties, audits, inspections, and similar); litigation (including class-related claims) and mass arbitration demands; additional reporting requirements and/or oversight, bans on processing personal information; orders to destroy or not use personal information; and imprisonment of company officials. In particular, plaintiffs have become increasingly more active in bringing privacy-related claims against companies, including class claims and mass arbitration demands. Some of these claims allow for the recovery of statutory damages on a per violation basis, and, if viable, carry the potential for monumental statutory damages, depending on the volume of data and the number of violations. Any of these events could have a material adverse effect on our reputation, business, or financial condition, including but not limited to: loss of customers, interruptions or stoppages in our business operations, inability to process personal information or to operate in certain jurisdictions, limited ability to develop or commercialize our products, expenditure of time and resources to defend any claim or inquiry, adverse publicity, or revision or restructuring of our business model or operations.

We are subject to U.S. and certain foreign anti-corruption and anti-money laundering laws and regulations. We can face criminal liability and other serious consequences for violations, which can harm our business.

We are subject to anti-corruption and anti-money laundering laws and regulations, including the FCPA, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the USA PATRIOT Act, and other state and national anti-bribery and anti-money laundering laws in the countries in which we conduct or may in the future conduct activities. Anti-corruption laws are interpreted broadly and prohibit companies and their employees, agents, contractors and other third-party collaborators from authorizing, promising, offering, providing, soliciting or receiving, directly or indirectly, improper payments or anything else of value to or from persons in the public or private sector. The FCPA also requires public companies to make and keep books and records that accurately and fairly reflect the transactions of the corporation and to devise and maintain an adequate system of internal accounting controls.

In addition to selling our products internationally directly through our sales teams, we currently engage third parties outside of the United States, and may engage additional third parties outside of the United States, to sell our products internationally and to obtain necessary permits, licenses, patent registrations and other regulatory approvals. We have direct or indirect interactions with officials and employees of government agencies or government-affiliated hospitals, universities and other organizations. We can be held liable for the corrupt or other illegal activities of our employees, agents, contractors and other third-party collaborators, even if we do not explicitly authorize or have actual knowledge of such activities. Any violations of the laws and regulations described above may result in substantial civil and criminal fines and penalties, imprisonment, the loss of export or import privileges, debarment, tax reassessments, breach of contract and fraud litigation, reputational harm, and other consequences.

If we fail to comply with U.S. federal and state fraud and abuse and other healthcare laws and regulations, including those relating to kickbacks and false claims, we could face substantial penalties and our business operations and financial condition could be harmed.

We are exposed to broadly applicable anti-fraud and abuse, anti-kickback, false claims and other healthcare laws and regulations that may constrain our business, our arrangements and relationships with customers, and how we market, sell and distribute our products. We have a compliance program, code of conduct and associated policies and procedures, but it is not always possible to identify and deter misconduct by our employees and other third parties, and the precautions we take to detect and prevent noncompliance may not be effective in protecting us from governmental investigations for failure to comply with applicable fraud and abuse or other healthcare laws and regulations. The laws that may affect our ability to operate include, among others:

- the Anti-Kickback Statute, which prohibits, among other things, knowingly and willingly soliciting, offering, receiving or paying remuneration, directly or indirectly, overtly or covertly, in cash or in kind, to induce or reward either the referral of a person, or the purchase, order or recommendation of, items or services for which payment may be made, in whole or in part, under a federal healthcare program such as the Medicare and Medicaid programs. The term "remuneration" has been broadly interpreted to include anything of value, and the government can establish a violation of the Anti-Kickback Statute without proving that a person or entity had actual knowledge of the law or a specific intent to violate. In addition, the government may assert that a claim, including items or services resulting from a violation of the Anti-Kickback Statute, constitutes a false or fraudulent claim for purposes of the FCA. There are a number of statutory exceptions and regulatory safe harbors protecting certain business arrangements from prosecution under the Anti-Kickback Statute; however, those exceptions and safe harbors are drawn narrowly, and there may be limited or no exception or safe harbor for many common business activities. Certain common business activities including, certain reimbursement support programs, educational and research grants or charitable donations, and practices that involve remuneration to those who prescribe, purchase or recommend medical devices, including discounts, providing items or services for free or engaging such people as consultants, advisors or speakers, may be subject to scrutiny if they do not fit squarely within any available exception or safe harbor and would be subject to a facts and circumstances analysis to determine compliance with the Anti-Kickback Statute. Our business may not in all cases meet all of the criteria for statutory exception or regulatory safe harbor protection from anti-kickback liability;

- the federal civil False Claims Act (the "FCA"), which prohibits, among other things, persons or entities from knowingly presenting, or causing to be presented, a false or fraudulent claim for payment of government funds and knowingly making, using or causing to be made or used, a false record or statement to get a false claim paid or to avoid, decrease or conceal an obligation to pay money to the federal government. A claim including items or services resulting from a violation of the Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the FCA. Actions under the FCA may be brought by the government or as a qui tam action by a private person in the name of the government. These people, sometimes known as "relators" or, more commonly, as "whistleblowers," may share in any monetary recovery. Many medical device manufacturers have been investigated and have reached substantial financial settlements with the federal government under the FCA for a variety of alleged improper activities, including causing false claims to be submitted as a result of the marketing of their products for unapproved and thus non-reimbursable uses and interactions with prescribers and other customers, including those that may have affected their billing or coding practices and submission of claims to the federal government. FCA liability is potentially significant in the healthcare industry because the statute provides for treble damages and mandatory monetary penalties for each false or fraudulent claim or statement. Because of the potential for large monetary exposure, life sciences companies often resolve allegations without admissions of liability for significant and material amounts to avoid the uncertainty of treble damages and per claim penalties that may be awarded in litigation proceedings. Settlements may require companies to enter into corporate integrity agreements with the government, which may impose substantial costs on companies to ensure compliance. Medical device manufacturers and other healthcare companies also are subject to other federal false claims laws, including, among others, federal criminal healthcare fraud and false statement statutes that extend to non-government health benefit programs;

- HIPAA, which imposes criminal and civil liability for, among other actions, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, including private third-party payors, or knowingly and willfully falsifying, concealing or covering up a material fact or making a materially false, fictitious or fraudulent statement or representation, or making or using any false writing or document knowing the same to contain any materially false, fictitious or fraudulent statement or entry in connection with the delivery of or payment for healthcare benefits, items or services. Similar to the federal healthcare Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it to have committed a violation;

- HIPAA, as amended by HITECH, and their implementing regulations, also impose obligations, including mandatory contractual terms, on covered entities subject to the rule, such as health plans, healthcare clearinghouses and certain healthcare providers, as well as their business associates that perform certain services for them or on their behalf involving the use or disclosure of individually identifiable health information with respect to safeguarding the privacy, security and transmission of individually identifiable health information;

- various state laws govern the privacy and security of personal information, including the CCPA, which became effective January 1, 2020, and gives California residents expanded rights to access and delete their personal information, opt out of certain personal information sharing and receive detailed information about how their personal information is used by requiring covered companies to provide new disclosures to California consumers (as that term is broadly defined) and provide such consumers new ways to opt-out of certain sales of personal information. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches;

- the federal Physician Payments Sunshine Act, implemented as Open Payments, requires manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children's Health Insurance Program to report annually, with certain exceptions to CMS, information related to payments or other "transfers of value" made to physicians, as defined by such law, and teaching hospitals, and requires applicable manufacturers and group purchasing organizations to report annually to CMS ownership and investment interests held by physicians and their immediate family members, physician assistants, nurse practitioners, clinical nurse specialists, certified nurse anesthetists and certified nurse-midwives; and

- analogous state and foreign law equivalents of each of the above federal laws, such as anti-kickback and false claims laws which may apply to items or services reimbursed by any third-party payor, including commercial insurers; state laws that require medical device companies to comply with the industry's voluntary compliance guidelines and the applicable compliance guidance promulgated by the federal government or otherwise restrict payments that may be made to healthcare providers and other potential referral sources; state beneficiary inducement laws, which are state laws that require medical device manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures; and state and foreign laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts.

State and federal regulatory and enforcement agencies continue to actively investigate violations of healthcare laws and regulations, and the U.S. Congress continues to strengthen the arsenal of enforcement tools. Enforcement agencies also continue to pursue novel theories of liability under these laws. In particular, government agencies have increased regulatory scrutiny and enforcement activity with respect to manufacturer reimbursement support activities, including bringing criminal charges or civil enforcement actions under the Anti-Kickback Statute, FCA and HIPAA's healthcare fraud and privacy provisions.

Because of the breadth of these laws and the narrowness of the statutory exceptions and regulatory safe harbors available under such laws, it is possible that some of our business activities, including certain sales and marketing practices of our products, could be subject to challenge under one or more such laws. If an arrangement were deemed to violate the Anti-Kickback Statute, it may also subject us to violations under other fraud and abuse laws such as the federal civil FCA and civil monetary penalties laws. Moreover, such arrangements could be found to violate comparable state fraud and abuse laws.

Achieving and sustaining compliance with applicable federal and state anti-fraud and abuse laws may prove costly. If we or our employees are found to have violated any of the above laws we may be subjected to substantial criminal, civil and administrative penalties, including imprisonment, exclusion from participation in federal healthcare programs, such as Medicare and Medicaid, and significant fines, monetary penalties, forfeiture, disgorgement and damages, contractual damages, reputational harm, administrative burdens, diminished profits and future earnings and the curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business and our financial results. Any action or investigation against us for the violation of these healthcare fraud and abuse laws, even if successfully defended, could result in significant legal expenses and could divert our management's attention from the operation of our business. Companies settling FCA, Anti-Kickback Statute or civil monetary penalties law cases also may enter into a Corporate Integrity Agreement with the U.S. Department of Health and Human Services Office of Inspector General, or the OIG, to avoid exclusion from participation (such as loss of coverage for their products) in federal healthcare programs such as Medicare and Medicaid. Corporate Integrity Agreements typically impose substantial costs on companies to ensure compliance. Defending against any such actions can be costly, time-consuming and may require significant personnel resources, and may harm our business, financial condition and results of operations.

Our employees, independent contractors, consultants, commercial partners and vendors may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements, which could harm our business, financial condition and results of operations.

We are exposed to the risk that our employees, independent contractors, consultants, commercial partners, distributors and vendors may engage in fraudulent or illegal activity. Misconduct by these parties could include intentional, reckless or negligent conduct or disclosure of unauthorized activities to us that violates: (1) the laws of the FDA and other similar regulatory bodies, including those laws requiring the reporting of true, complete and accurate information to such regulators, (2) manufacturing standards, (3) healthcare fraud and abuse laws in the United States and similar foreign fraudulent misconduct laws, or (4) laws that require the true, complete and accurate reporting of financial information or data. These laws may impact, among other things, future sales, marketing and education programs. In particular, the promotion, sales and marketing of healthcare items and services, as well as certain business arrangements in the healthcare industry, are subject to extensive laws designed to prevent fraud, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, structuring and commissions, certain customer incentive programs and other business arrangements generally.

We have adopted a code of business conduct and ethics that applies to our directors, officers and employees, but it is not always possible to identify and deter misconduct by our employees and other third parties, and the precautions we take to detect and prevent these activities may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. If any such actions are instituted against us and we are not successful in defending ourselves or asserting our rights, those actions could result in the imposition of significant fines or other sanctions, including the imposition of civil, criminal and administrative penalties, damages, monetary fines, disgorgement, imprisonment, additional integrity reporting and oversight obligations, possible exclusion from participation in Medicare, Medicaid and other federal healthcare programs, contractual damages, reputational harm, diminished profits and future earnings and curtailment of operations, any of which could adversely affect our ability to operate our business and our results of operations. Whether or not we are successful in defending against any such actions or investigations, we could incur substantial costs, including legal fees and reputational harm, and divert the attention of management in defending ourselves against any of these claims or investigations, which could harm our business, financial condition and results of operations.

Risks Related to Our Intellectual Property

If we are unable to obtain and maintain patent or other intellectual property protection for any of our current or future products, or if the scope of the patent and other intellectual property protection obtained is not sufficiently broad, our competitors could develop and commercialize products similar or identical to ours, and our ability to successfully commercialize our current or future products may be harmed.

As with other flow cytometry companies, our success depends in large part on our ability to obtain, maintain and solidify a proprietary position for our current and any future products, which will depend upon our success in obtaining effective patent protection and other intellectual property protection in the United States and other countries that cover such products, their manufacturing processes and their intended methods of use and enforcing those patent claims against infringers once granted as well as our other intellectual property rights. In some cases, we may not be able to obtain issued patent claims or other intellectual property rights covering our technologies which are sufficient to prevent third parties, such as our competitors, from utilizing our products and negating any competitive advantage we may have. Any failure to obtain or maintain patent claims and other intellectual property rights with respect to our current and any future products or other aspects of our business could harm our business, financial condition and results of operations.

Changes in either the patent laws or their interpretation in the United States and other countries may diminish our ability to protect our inventions and to obtain, maintain and enforce our intellectual property rights and, more generally, could affect the value of our intellectual property or narrow the scope of our patents. Additionally, we cannot predict whether the patent applications we are currently pursuing will issue as patents in any particular jurisdiction or whether the claims of any issued patents will provide sufficient protection from competitors or other third parties.

The patent prosecution process is expensive, time-consuming and complex, and we may not be able to file, prosecute, maintain, enforce or license all necessary or desirable patent applications at a reasonable cost or in a timely manner. It is also possible that we will fail to identify patentable aspects of our research and development output in time to obtain patent protection. Although we enter into non-disclosure and confidentiality agreements with parties who have access to confidential or patentable aspects of our research and development output, such as our employees, corporate collaborators, outside scientific collaborators, suppliers, consultants, advisors and other third parties, any of these parties may breach the agreements and disclose such output before a patent application is filed, thereby jeopardizing our ability to seek and obtain patent protection. In addition, our ability to obtain and maintain valid and enforceable patents depends in part on whether the differences between our inventions and the prior art allow our inventions to be patentable over the prior art. Furthermore, the publication of discoveries in scientific literature often lags behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing, or in some cases not at all. Therefore, we cannot be certain that we were the first to file for patent protection of such inventions.

Including rights acquired in connection with the FCI Acquisition, as of December 31, 2024, we own 35 issued U.S. utility patents, ten issued Japan utility patents, seven issued European utility patents, three issued China utility patents, one Canada utility patent, one India utility patent, two Australian utility patents, and three Singapore utility patents. We have 70 pending utility patent applications, including 45 utility patent applications in the United States, three international utility patent applications, nine utility patent applications in the European Union, nine utility patent applications in China, and four utility patent applications in Japan. Assuming all maintenance fees are paid, the U.S. issued patents are expected to naturally expire between years 2025 and 2038. Patents covering intellectual property relating to design specific technologies invented by our researchers in Shanghai and Wuxi, China are filed in China and owned by our China subsidiaries, respectively. As of December 31, 2024, our Shanghai subsidiary owns 12 issued utility patents and eight issued invention patents and has two pending invention patent applications, and our Wuxi subsidiary owns 42 issued patents and has five pending invention patent applications.

It is possible that none of our pending patent applications will result in issued patents in a timely fashion or at all, and even if patents are granted, they may not provide a basis for intellectual property protection of commercially viable products or services, may not provide us with any competitive advantages, or may be challenged and invalidated by third parties. It is possible that others will design around our current or future patented technologies. It is possible that in the future the scope, validity and enforceability of our patents, licensed patents, patent applications, trademarks, and trademark applications may be challenged at the United States Patent and Trademark Office ("USPTO") or in proceedings before the patent offices of other jurisdictions. We may not be successful in defending any such challenges made against our patents, patent applications, trademarks or trademark applications. Any successful third-party challenge to our patents or trademarks could result in the unenforceability or invalidity of such patents or trademarks and increased competition to our business. We may have to challenge the patents, patent applications, trademarks, or trademark applications of third parties. The outcome of patent litigation or other proceeding can be uncertain, and any attempt by us to enforce our patent rights against others or to challenge the patent rights of others may not be successful, or, if successful, may take substantial time and result in substantial cost, and may divert our efforts and attention from other aspects of our business.

Moreover, in some circumstances, we may not have the right to control the preparation, filing and prosecution of patent applications, or to maintain the patents, covering technology that we license from or license to third parties or that we may jointly-own with third parties in the future and are therefore reliant on our licensors or licensees, and may be reliant on future joint-owners, licensors or licensees, to protect certain of our intellectual property used in our business. If our joint-owners, licensors or licensees fail to adequately protect this intellectual property or if we do not have exclusivity for the marketing of our products, whether because our joint-owners or licensors do not grant us exclusivity or they do not enforce the intellectual property against our competitors, our ability to commercialize products could suffer. Therefore, these and any of our patents and applications may not be prosecuted and enforced in a manner consistent with the best interests of our business.

Defects of form in the preparation or filing of our patents or patent applications may exist, or may arise in the future, for example, with respect to proper priority claims, inventorship and the like. If we or any of our current or future joint-owners, licensors or licensees fail to establish, maintain, protect or enforce such patents and other intellectual property rights, such rights may be reduced or eliminated. If any current or future joint-owners, licensors or licensees are not fully cooperative or disagree with us as to the prosecution, maintenance or enforcement of any patent rights, such patent rights could be compromised. If there are material defects in the form, preparation or prosecution of our patents or patent applications, such patents or applications may be invalid and/or unenforceable. Any of these outcomes could impair our ability to prevent competition from third parties, which may impact our ability to commercialize our products and materially harm our business.

The strength of patent rights generally, and particularly the patent position of life sciences companies, involves complex legal and scientific questions and can be uncertain, and has been the subject of much litigation in recent years. This uncertainty includes changes to the patent laws through either legislative action to changes to statutory patent law or court action that may reinterpret existing law or rules in ways affecting the scope or validity of issued patents or the chances that patent applications will result in issued claims and the scope of any such claims. Our current or future patent applications may fail to result in issued patents in the United States or foreign countries with claims that cover our current and any future products. Even if patents do successfully issue from our patent applications, third parties may challenge the validity, enforceability or scope of such patents, which may result in such patents being narrowed, invalidated or held unenforceable. Any successful challenge to our patents could deprive us of the exclusive rights necessary for the successful commercialization of our current and any future products, which may materially harm our business. Furthermore, even if they are unchallenged, our patents may not adequately protect our current and any future products, provide exclusivity for such products or prevent others from designing around the claims of our patents. If the scope of any patent protection we obtain is not sufficiently broad, or if we lose any of our patent protection, our ability to prevent our competitors from commercializing similar or identical technology and products would be adversely affected and would materially harm our business. If the breadth or strength of protection provided by the patents we hold or pursue with respect to our current and any future products is challenged, it could dissuade companies from collaborating with us to develop, or threaten our ability to commercialize, our current and any future products.

Patents have a limited lifespan. In the United States, the natural expiration of a utility patent is generally 20 years after its effective filing date and the natural expiration of a design patent is generally 14 years after its issue date, unless the filing date occurred on or after May 13, 2015, in which case the natural expiration of a design patent is generally 15 years after its issue date. However, the actual protection afforded by a patent varies from country to country, and depends upon many factors, including the type of patent, the scope of its coverage, the availability of regulatory-related extensions, the availability of legal remedies in a particular country and the validity and enforceability of the patent. The laws of some foreign countries do not protect our proprietary rights to the same extent as the laws of the United States, and we may encounter significant problems in protecting our proprietary rights in these countries. Various extensions may be available; however, the life of a patent, and the protection it affords, is limited. Without patent protection for our current and any future products and services, we may be open to competition, which may harm our business prospects. Further, if we encounter delays in our development efforts, the period of time during which we could market our current and any future products and services under patent protection would be reduced and, given the amount of time required for the development, testing and regulatory review of planned or future products, patents protecting our current and any future products might expire before or shortly after such products are commercialized. As our patents expire, the scope of our patent protection will be reduced, which may reduce or eliminate any competitive advantage afforded by our patent portfolio. As a result, our patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours.

Moreover, the coverage claimed in a patent application can be significantly reduced before the patent is issued, and its scope can be reinterpreted after issuance. Even if patent applications we license or own, currently or in the future, issue as patents, they may not issue in a form that will provide us with any meaningful protection, prevent competitors or other third parties from competing with us, or otherwise provide us with any competitive advantage. Any patents that we own now or in the future may be challenged, narrowed, circumvented or invalidated by third parties. Consequently, we do not know whether our current and any future products or other technologies will be protectable or remain protected by valid and enforceable patents. Our competitors or other third parties may be able to circumvent our patents by developing similar or alternative technologies or products in a non-infringing manner which could harm our business, financial condition and results of operations.

Some of our patents and patent applications may in the future be jointly-owned with third parties, including certain universities and public institutions in the United States and China. If we are unable to obtain an exclusive license to any such third-party joint-owners' interest in such patents or patent applications, such co-owners may be able to license their rights to other third parties, including our competitors, and our competitors could market competing products and technology. In addition, we may need the cooperation of any such joint-owners patents to enforce such patents against third parties, and such cooperation may not be provided to us. Any of the foregoing could harm our business, financial condition and results of operations.

Additionally, we may find it necessary or prudent to acquire or obtain licenses from third-party intellectual property holders. However, we may be unable to acquire or secure such licenses to any intellectual property rights from third parties that we identify as necessary for our current and any future products. The acquisition or licensing of third-party intellectual property rights is a competitive area, and our competitors may pursue strategies to acquire or license third-party intellectual property rights that we may consider attractive or necessary. Our competitors may have a competitive advantage over us due to their size, capital resources and greater development and commercialization capabilities. In addition, companies that perceive us to be a competitor may be unwilling to assign or license rights to us. We also may be unable to acquire or license third-party intellectual property rights on terms that would allow us to make an appropriate return on our investment or at all. If we are unable to successfully obtain rights to required third-party intellectual property rights or maintain the existing intellectual property rights we have, we may have to abandon development of the relevant products, which could harm our business, financial condition and results of operations.

Patents covering our current, and any future products, or our technologies could be found invalid or unenforceable if challenged in court or before administrative bodies in the United States or abroad, which could harm our business, financial condition and results of operations.

The issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability, and our patents may be challenged in the courts, the USPTO or patent offices abroad and may not provide us with adequate proprietary protection or competitive advantage against competitors with similar products. We may be subject to a third-party preissuance submission of prior art to the USPTO or become involved in opposition, derivation, revocation, reexamination, post-grant and inter partes review ("IPR"), or interference proceedings or other similar proceedings challenging our patent rights. An adverse determination in any such submission, proceeding or litigation could reduce the scope of, or invalidate or render unenforceable, such patent rights, allow third parties to commercialize our current and any future products and compete directly with us, without payment to us, or result in our inability to manufacture or commercialize products without infringing third-party patent rights. Moreover, we may have to participate in post-grant challenge proceedings, such as oppositions in a foreign patent office, that challenge features of patentability with respect to our patents and patent applications. Such challenges may result in loss of patent rights, in loss of exclusivity or in patent claims being narrowed, invalidated or held unenforceable, which could limit our ability to stop others from using or commercializing similar or identical technology and products, or limit the duration of the patent protection of our current and any future products or technologies. Such proceedings also may result in substantial cost and require significant time from our management, even if the eventual outcome is favorable to us.

In addition, if we initiate legal proceedings against a third party to enforce a patent covering our current and any future products, the defendant could counterclaim that such patent is invalid or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness or non-enablement. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant information from the USPTO or made a misleading statement during prosecution. Defenses of these types of claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of employee resources from our business. Third parties may also raise claims challenging the validity or enforceability of our patents before administrative bodies in the United States or abroad, even outside the context of litigation, including through re-examination, post-grant review, IPR, derivation proceedings and equivalent proceedings in foreign jurisdictions (such as opposition proceedings). Such proceedings could result in the revocation of, cancellation of or amendment to our patents in such a way that they no longer cover or provide meaningful protection of our current and any future products or technologies. The outcome for any particular patent following legal assertions of invalidity and unenforceability is unpredictable. With respect to the validity question, for example, we cannot be certain that there is no invalidating prior art, of which we and the patent examiner were unaware during prosecution. If a defendant or other third-party were to prevail on a legal assertion of invalidity or unenforceability, we would lose at least part, and perhaps all, of the patent protection on our current and any future products and technology. Such a loss of patent protection would harm our business, financial condition and results of operations.

We rely substantially on our trademarks and trade names. If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be harmed.

We rely substantially upon trademarks to build and maintain the integrity of our brand. Our registered and unregistered trademarks or trade names may be challenged, infringed, circumvented, declared generic or determined to be violating or infringing on other marks. We may not be able to protect our rights to these trademarks and trade names, which we rely upon to build name recognition among potential partners and customers in our markets of interest. At times, competitors or other third parties may adopt trade names or trademarks similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion and asserting claims against such third parties may be prohibitively expensive. In addition, there could be potential trade name, trademark infringement or dilution claims brought by owners of other trademarks against us. Over the long term, if we are unable to establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively and our business may be adversely affected. Our efforts to enforce or protect our proprietary rights related to trademarks, trade secrets, domain names or other intellectual property may be ineffective, could result in substantial costs and diversion of resources and could harm our business, financial condition and results of operations.

Obtaining and maintaining our intellectual property, including patent, protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by government agencies, and our

intellectual property, including patent, protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance fees, renewal fees, annuity fees and various other government fees on intellectual property registrations and applications will be due to be paid to the applicable government agencies, including with respect to patents and patent applications the USPTO and similar agencies outside of the United States, over the lifetime of our intellectual property registrations and applications, including our patents and patent applications. With respect to patents and patent applications, the various applicable government agencies, including the USPTO and similar agencies outside of the United States, require compliance with several procedural, documentary, fee payment and other similar provisions during the application process and the maintenance or annuity process after grant. In some cases, an inadvertent lapse can be cured by payment of a late fee or by other means in accordance with the applicable rules. There are situations, however, in which non-compliance can result in the abandonment or lapse of the intellectual property registration or application, resulting in a partial or complete loss of intellectual property rights in the relevant jurisdiction. Non-compliance events that could result in abandonment or lapse of an intellectual property registration or application include, but are not limited to, failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. In such an event, potential competitors might be able to enter the market with similar or identical products or technology, which could harm our business, financial condition and results of operations.

We have limited foreign intellectual property rights outside the United States, selected countries in the European Union, Japan and China and may not be able to protect our intellectual property and proprietary rights throughout the world, which could harm our business, financial condition and results of operations.

We have limited intellectual property rights outside the United States, selected countries in the European Union, Japan and China. Filing, prosecuting and defending patents or trademarks on our current and any future products in all countries throughout the world would be prohibitively expensive, and the laws of foreign countries may not protect our rights to the same extent as the laws of the United States. Consequently, we may not be able to prevent third parties from practicing our inventions or utilizing our trademarks in all countries outside the United States, or from selling or importing products made using our inventions in and into the United States or other jurisdictions. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories where we have patent protection but enforcement is not as strong as that in the United States. These products may compete with our current and any future products, and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets and other intellectual property protection, which could make it difficult for us to stop the infringement of our patents or marketing of competing products in violation of our intellectual property and proprietary rights generally. Proceedings to enforce our intellectual property and proprietary rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly, could put our patent applications at risk of not issuing and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate, and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property and proprietary rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license. In addition, changes in the law and legal decisions by courts in the United States and foreign countries may affect our ability to obtain adequate protection for our technology and the enforcement of our intellectual property.

Changes in U.S. patent law could diminish the value of patents in general, thereby impairing our ability to protect our current and any future products.

Changes in either the patent laws or interpretation of the patent laws in the United States could increase the uncertainties and costs surrounding the prosecution of patent applications and the enforcement or defense of issued patents. Assuming that other requirements for patentability are met, prior to March 16, 2013, in the United States, the first to invent the claimed invention was entitled to the patent, while outside the United States, the first to file a patent application was entitled to the patent. After March 15, 2013, under the Leahy-Smith America Invents Act, or the America Invents Act, enacted in September 2011, the United States transitioned to a first to file system in which, assuming that other requirements for patentability are met, the first applicant to file a patent application will be entitled to the patent on an invention regardless of whether a third-party was the first to invent the claimed invention. A third-party that files a patent application in the USPTO after March 15, 2013, but before us could therefore be awarded a patent covering an invention of ours even if we had made the invention before it was made by such third-party. This will require us to be cognizant of the time from invention to filing of a patent application. Since patent applications in the United States and most other countries are confidential for a period of time after filing or until issuance, we cannot be certain that we were the first to file any patent application related to our current and any future products.

The America Invents Act also includes a number of significant changes that affect the way patent applications will be prosecuted and also may affect patent litigation. These include allowing third-party submission of prior art to the USPTO during patent prosecution and additional procedures to attack the validity of a patent by USPTO administered post-grant proceedings, including post-grant review, IPR and derivation proceedings.

Because of a lower evidentiary standard in USPTO proceedings compared to the evidentiary standard in U.S. federal courts necessary to invalidate a patent claim, a third-party could potentially provide evidence in a USPTO proceeding sufficient for the USPTO to hold a claim invalid even though the same evidence would be insufficient to invalidate the claim if first presented in a district court action. Accordingly, a third-party may attempt to use the USPTO procedures to invalidate our patent claims that would not have been invalidated if first challenged by the third-party as a defendant in a district court action. Therefore, the America Invents Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents. In addition, future actions by the U.S. Congress, the federal courts and the USPTO could cause the laws and regulations governing patents to change in unpredictable ways. Any of the foregoing could harm our business, financial condition and results of operations.

In addition, recent U.S. Supreme Court rulings have made and will likely continue to make changes in how the patent laws of the United States are interpreted. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the validity and enforceability of patents, once obtained. Depending on future actions by the U.S. Congress, the federal courts, and the USPTO, the laws and regulations governing patents could change in unpredictable ways that could weaken our ability to obtain new patents or to enforce our existing patents and patents that we might obtain in the future. We cannot predict how this and future decisions by the courts, the U.S. Congress or the USPTO may impact the value of our patents. Any similar adverse changes in the patent laws of other jurisdictions could also harm our business, financial condition, results of operations and prospects.

Third-party claims of intellectual property infringement, misappropriation or other violation against us, the joint-owners of our intellectual property, or our collaborators may prevent or delay the sale and marketing of our current and any future products.

The flow cytometry industry is highly competitive and dynamic. Due to the focused research and development that is taking place by several companies, including us and our competitors, in this field, the intellectual property landscape is in flux, and it may remain uncertain in the future. As such, we have been and, in the future, could become subject to intellectual property-related litigation and proceedings relating to our or third-party intellectual property and proprietary rights. See Note 18 to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K for further details regarding legal proceedings.

Such litigation and proceedings may cause us to incur significant expense, including the payment of damages, settlement payments and/or royalty payments. For example, in February 2018, BD filed suit against us and certain of our employees in the United States District Court for the Northern District of California asserting a number of claims against us, including misappropriation of trade secrets and copyright infringement. In October 2020, we entered into a settlement agreement with BD resulting in a dismissal of all claims and a release of all claims between the parties. Pursuant to the settlement agreement with BD, we are required to make certain payments to BD, including royalty payments on sales of certain of our products.

Our commercial success depends in part on our and any potential future collaborators' ability to develop, manufacture, market and sell any products that we may develop and use our proprietary technologies without infringing, misappropriating or otherwise violating the patents and other intellectual property or proprietary rights of third parties. It is uncertain whether the issuance of any third-party patent would require us or any potential collaborators to alter our development or commercial strategies, obtain licenses or cease certain activities. The medical device and laboratory equipment industries are characterized by extensive litigation regarding patents and other intellectual property rights, as well as administrative proceedings for challenging patents, including interference, inter partes or post-grant review, derivation and reexamination proceedings before the USPTO or oppositions and other comparable proceedings in foreign jurisdictions.

Third parties, including our competitors, may currently have patents or obtain patents in the future and claim that the manufacture, use or sale of our current and any future products infringes upon these patents. We have not conducted an extensive search of patents issued or assigned to other parties, including our competitors, and no assurance can be given that patents containing claims covering our current and any future products, components of our current and any future products, technology or methods do not exist, have not been filed or could not be filed or issued. In addition, because patent applications can take many years to issue and because publication schedules for pending applications vary by jurisdiction, there may be applications now pending of which we are unaware and which may result in issued patents which our current or future products infringe. Also, because the claims of published patent applications can change between publication and patent grant, there may be published patent applications that may ultimately issue with claims that we infringe. As the number of competitors in our market grows and the number of patents issued in this area increases, the possibility of patent infringement claims against us escalates, increasing the risk that we will be required to incur significant expenses defending any such claims or lose patent protection for our current or future products.

We may also be subject to claims that current or former employees, collaborators or other third parties have an interest in our patents, trade secrets or other intellectual property as an inventor or co-inventor. For example, we may have inventorship disputes arise from conflicting obligations of employees, consultants or others who are involved in developing our current and any future products. Litigation may be necessary to defend against these and other claims challenging inventorship of our patents, trade secrets or other intellectual property. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, intellectual property that is important to our current and any future products. If we were to lose exclusive ownership of such intellectual property, other owners may be able to license their rights to other third parties, including our competitors. We also may be required to obtain and maintain licenses from third parties, including parties involved in any such disputes. Such licenses may not be available on commercially reasonable terms, or at all, or may be non-exclusive. If we are unable to obtain and maintain such licenses, we may need to cease the development, manufacture and commercialization of one or more of our current and any future products. The loss of exclusivity or the narrowing of our patent claims could limit our ability to stop others from using or commercializing similar or identical technology and products. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees. Any of the foregoing could harm our business, financial condition and results of operations.

In the event that any third-party claims that we infringe their patents or that we are otherwise employing their proprietary technology without authorization and initiates litigation against us, even if we believe such claims are without merit, there is no assurance that a court would find in our favor on questions of infringement, validity, enforceability or priority. A court of competent jurisdiction could hold that these third-party patents are valid, enforceable and infringed by our current and any future products, which could harm our ability to commercialize any product we may develop and any other technologies covered by the asserted third-party patents. To successfully challenge the validity of any such U.S. patent in federal court, we would need to overcome a presumption of validity. As this burden is a high one requiring us to present clear and convincing evidence as to the invalidity of any such U.S. patent claim, there is no assurance that a court of competent jurisdiction would invalidate the claims of any such U.S. patent. If we are found to infringe third-party intellectual property rights, including patents, and we are unsuccessful in demonstrating that such patents or other intellectual property rights are invalid or unenforceable, such third parties may be able to block our ability to commercialize the applicable products or technology unless we obtain a license under the applicable patents, or until such patents expire or are finally determined to be held invalid or unenforceable. Such a license may not be available on commercially reasonable terms, or at all. Even if we are able to obtain a license, the license would likely obligate us to pay significant license fees and/or royalties, and the rights granted to us might be non-exclusive, which could result in our competitors gaining access to the same technology. If we are unable to obtain a necessary license to a third-party patent on commercially reasonable terms, or at all, we may be unable to commercialize our current and any future products, or such commercialization efforts may be significantly delayed, which could in turn significantly harm our business.

Defense of infringement claims, regardless of their merit or outcome, would involve substantial litigation expense and would be a substantial diversion of management and other employee resources from our business, and may impact our reputation. In the event of a successful claim of infringement against us, we may be enjoined from further developing or commercializing the infringing products and/or have to pay substantial damages for use of the asserted intellectual property, including treble damages and attorneys' fees, were we found to willfully infringe such intellectual property. Claims that we have misappropriated the confidential information or trade secrets of third parties could harm our business, financial condition and results of operations. We also might have to redesign our infringing products or technologies, which may be impossible or require substantial time and monetary expenditure.

Engaging in litigation to defend against third-party infringement claims is very expensive, particularly for a company of our size, and time-consuming. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments, and if securities analysts or investors perceive these results to be negative, it could have a substantial negative impact on our common stock price. Such litigation or proceedings could substantially increase our operating losses and reduce the resources available for development activities or any future sales, marketing or distribution activities. We may not have sufficient financial or other resources to conduct such litigation or proceedings adequately. Some of our competitors may be able to sustain the costs of litigation or administrative proceedings more effectively than we can because of greater financial resources and more mature and developed intellectual property portfolios. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings against us could impair our ability to compete in the marketplace. The occurrence of any of the foregoing could harm our business, financial condition and results of operations.

We may become involved in lawsuits to protect or enforce our patents and other intellectual property rights, which could be expensive, time-consuming and unsuccessful.

Competitors may infringe our patents, or the patents of any future licensing partners. In addition, we have been and may in the future be required to defend against claims of infringement. In an infringement proceeding, a court may decide that our patent is invalid or unenforceable, or may refuse to stop the other party from using the technology at issue on the grounds that our patents do not cover such technology. An adverse result in any litigation proceeding could put one or more of our patents at risk of being invalidated or interpreted narrowly. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during litigation.

Even if resolved in our favor, litigation or other legal proceedings relating to intellectual property claims may cause us to incur significant expenses and could distract our management and other personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments, and if securities analysts or investors perceive these results to be negative, it could have a substantial negative impact on our common stock price. Such litigation or proceedings could substantially increase our operating losses and reduce the resources available for development activities or any future sales, marketing or distribution activities. We may not have sufficient financial or other resources to conduct such litigation or proceedings adequately. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their greater financial resources and more mature and developed intellectual property portfolios. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could harm our ability to compete in the marketplace. Any of the foregoing could harm our business, financial condition and results of operations.

Further, many countries have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In addition, many countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of such patent. If we are forced to grant a license to third parties with respect to any patents relevant to our business, our competitive position may be impaired, and our business, financial condition and results of operations may be harmed.

We may be subject to claims that our employees, consultants or advisors have wrongfully used or disclosed alleged trade secrets of their current or former employers or claims asserting ownership of what we regard as our own intellectual property. Such claims could harm our business, financial condition and results of operations.

As is common in the life sciences industry, our employees, consultants and advisors may be currently or previously employed or engaged at universities or other life sciences companies, including our competitors and potential competitors. Although we try to ensure that our employees, consultants and advisors do not use the proprietary information or know-how of others in their work for us, we may in the future become subject to claims that we or these people have, inadvertently or otherwise, used or disclosed intellectual property, including trade secrets or other proprietary information, of their current or former employer. Also, we may in the future be subject to claims that these people are violating non-compete agreements with their former employers. Litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel, which could harm our business, financial condition and results of operations. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management.

In addition, while it is our policy to require our employees and contractors who may be involved in the conception or development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who, in fact, conceives or develops intellectual property that we regard as our own. The assignment of intellectual property rights may not be self-executing, or the assignment agreements may be breached, and we may be forced to bring claims against third parties, or defend claims that they may bring against us, to determine the ownership of what we regard as our intellectual property. Such claims could harm our business, financial condition and results of operations.

If we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed.

In addition to seeking patent protection for our current and any future products, we also rely upon unpatented trade secrets, know-how and continuing technological innovation to develop and maintain a competitive position, especially where we do not believe patent protection is appropriate or obtainable. Trade secrets and know-how can be difficult to protect. We seek to protect such proprietary information, in part, through non-disclosure and confidentiality agreements with our employees, collaborators, contractors, advisors, consultants and other third parties and invention assignment agreements with our employees. We also have agreements with our consultants that require them to assign to us any inventions created as a result of their working with us. The confidentiality agreements are designed to protect our proprietary information and, in the case of agreements or clauses containing invention assignment, to grant us ownership of technologies that are developed through a relationship with employees or third parties.

We cannot guarantee that we have entered into such agreements with each party that has or may have had access to our trade secrets or proprietary information. Additionally, despite these efforts, any of these parties may breach the agreements and disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, some courts inside and outside the United States are less willing or unwilling to protect trade secrets. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor or other third-party, we would have no right to prevent them from using that technology or information to compete with us. If any of our trade secrets were to be disclosed to, or independently developed by, a competitor or other third-party, our competitive position would be materially and adversely harmed. Furthermore, we expect these trade secrets, know-how and proprietary information to over time be disseminated within the industry through independent development, the publication of journal articles describing the methodology and the movement of personnel from academic to scientific industry positions.

We also seek to preserve the integrity and confidentiality of our data and trade secrets by maintaining physical security of our premises and physical and electronic security of our information technology systems. While we have confidence in these people, organizations and systems, agreements or security measures may be breached, and we may not have adequate remedies for any breach. In addition, our trade secrets may otherwise become known, or be independently discovered by, competitors. To the extent that our employees, consultants, contractors or collaborators use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions, which could harm our business, financial condition and results of operations.

Failure of a key information technology system, process, or site could have an adverse effect on our business.

We rely extensively on information technology systems to conduct our business. These systems affect, among other things, ordering and managing materials from suppliers, shipping products, processing transactions, complying with regulatory, legal or tax requirements, data security and other processes necessary to manage our business. Our systems and the data contained on them may be subject to computer viruses, ransomware or other malware, attacks by computer hackers, social engineering (including phishing), supply chain attacks, credential stuffing, efforts by individuals or groups of hackers and sophisticated organizations, including state-sponsored organizations, errors or malfeasance of our personnel, and security vulnerabilities in the software or systems on which we rely, and failures during the process of upgrading or replacing software, databases or components thereof. If the confidentiality, integrity, or availability of our systems or our data is compromised due to these, or any number of causes, ranging from catastrophic events and power outages to security breaches, and our business continuity plans do not effectively compensate on a timely basis, we may experience interruptions in our operations, including corruption of our data or release of our confidential information, which could have an adverse effect on our business. Furthermore, any breach in our information technology systems could lead to the unauthorized access, disclosure and use of non-public information, which may be protected by applicable laws. Any such access, disclosure, or other loss of information could require substantial expenditures to remedy and could result in legal claims or proceedings, liability under laws that protect the privacy of personal information and damage to our reputation.

Our use of open source software could compromise our ability to offer our services and subject us to possible litigation.

We use open source software in connection with the software integrated in our instruments. Companies that incorporate open source software into their products have, from time to time, faced claims challenging their use of open source software and compliance with open source license terms. As a result, we could be subject to lawsuits by parties claiming ownership of what we believe to be open source software or claiming noncompliance with open source licensing terms. Some open source software licenses require users who distribute software containing open source software to publicly disclose all or part of the source code to the licensee's software that incorporates, links or uses such open source software, and make available to third parties for no cost, any derivative works of the open source code created by the licensee, which could include the licensee's own valuable proprietary code. While we monitor our use of open source software and try to ensure that none is used in a manner that would require us to disclose our proprietary source code or that would otherwise breach the terms of an open source agreement, such use could inadvertently occur, or could be claimed to have occurred, in part because open source license terms are often ambiguous. There is little legal precedent in this area and any actual or claimed requirement to disclose our proprietary source code or pay damages for breach of contract could harm our business and could help third parties, including our competitors, develop products and services that are similar to or better than ours. Any of the foregoing could harm our business, financial condition, results of operations and prospects.

Risks Related to Ownership of Our Common Stock

Our stock price may continue to be volatile, and our stockholders may not be able to resell shares of our common stock at or above the price they paid.

The market price of our common stock has been and may continue to be highly volatile and may further fluctuate or decline substantially as a result of a variety of factors, some of which are beyond our control, including limited trading volume. In addition to the factors discussed in this "Risk Factors" section and elsewhere in this Annual Report on Form 10-K, these factors include:

- the degree and rate of market adoption of our products;

- variance in our financial performance from expectations of securities analysts or investors;

- actual or anticipated fluctuations in our financial condition and results of operations, including as a result of anticipated or unanticipated demand based on seasonal factors;

- changes in our projected operating and financial results;

- actual or anticipated fluctuations in our operating results;

- developments or disputes concerning our intellectual property or other proprietary rights;

- significant lawsuits, including patent or stockholder litigation;

- negative publicity associated with issues related to our products;

- changes in senior management or key personnel;

- future sales of our common stock or other securities, by us or our stockholders, as well as the anticipation of lock-up releases;

- the trading volume of our common stock;

- our ability to obtain and maintain regulatory approvals for our products;

- changes in laws or regulations applicable to our products;

- adverse developments concerning any of our third-party distribution partners and suppliers, including our single and sole-source suppliers;

- announcements by us or our competitors of significant business developments, acquisitions, or new offerings;

- our inability to engage additional distribution partners and establish collaborations, if needed;

- performance or news releases by other companies in our industry including about adverse developments related to safety, effectiveness, accuracy and usability of their products, reputational concerns, regulatory compliance, and product recalls;

- general economic, regulatory and market conditions, including economic recessions or slowdowns, the ongoing war in Ukraine, conflict in the Middle East and the general inflationary environment; and

- other events or factors, many of which are beyond our control.

Broad market and industry fluctuations, as well as general economic, pandemic, political, regulatory, and market conditions, may negatively impact the market price of our common stock. In addition, given the relatively small public float of shares of our common stock on the Nasdaq Global Select Market (the "Nasdaq"), the trading market for our shares may be subject to increased volatility. In the past, securities class action litigation has often been brought against companies that have experienced volatility or following a decline in the market price of its securities. This risk is especially relevant for us, because life sciences companies have experienced significant stock price volatility in recent years. If we face such litigation, it could result in substantial costs and a diversion of management's attention and resources, which could harm our business.

We have broad discretion in the use of our cash and may invest or spend the funds in ways with which you do not agree and in ways that may not yield a return.

We have broad discretion over the use of our cash. Investors may not agree with our decisions, and our use of cash may not yield any return on your investment. We currently intend to use our cash to fund manufacturing activities, sales and marketing activities, including the hiring and training of additional sales and marketing personnel, and the remainder for working capital and general corporate purposes, including research and development activities. In addition, a portion of our cash may also be used to acquire assets or complementary businesses. Our failure to use our cash effectively could impair our ability to pursue our growth strategy or could require us to raise additional capital. In addition, pending their use, our cash may be placed in investments that do not produce income or that may lose value. If we do not invest or apply our cash in ways that enhance stockholder value, we may fail to achieve expected financial results, which could cause our stock price to decline.

Substantial future sales of shares of our common stock or securities convertible into our common stock will result in additional dilution of the percentage of ownership of our stockholders and could cause the market price of our common stock to decline.

Sales and issuances of a substantial number of shares of our common stock in the public market, or the perception that these sales might occur, could depress the market price of our common stock and could impair our ability to raise capital through the sale of additional equity securities. We are unable to predict the effect that such sales and issuances may have on the prevailing market price of our common stock.

In addition, we may offer and sell up to $150 million shares of common stock registered under our universal shelf registration statement on Form S-3 pursuant to the sales agreement ("Sales Agreement") with Piper Sandler & Co. ("Piper") as sales agent in one or more "at the market" offerings. To date, we have not made any sales of common stock pursuant to the Sales Agreement. The extent to which we utilize the Sales Agreement with Piper as a source of funding will depend on a number of factors, including the prevailing market price of our common stock, general market conditions and other restrictions and the extent to which we are able to secure funds from other sources.

We have also filed a registration statement to register shares reserved for future issuance under our equity compensation plans. As a result, subject to the satisfaction of applicable exercise periods and applicable volume and restrictions that apply to affiliates, the shares issued upon exercise of outstanding stock options or upon settlement of outstanding restricted stock unit awards are available for immediate resale in the United States in the open market.

Sales of shares of our common stock could also impair our ability to raise capital through the sale of additional equity securities in the future and at a price we deem appropriate. These sales could also cause the trading price of our common stock to decline and make it more difficult for you to sell shares of our common stock.

Concentration of ownership of our common stock among our executive officers, directors and principal stockholders and their respective affiliates may prevent new investors from influencing significant corporate decisions.

Based on the number of shares of common stock outstanding as of December 31, 2024, our executive officers, directors, holders of 5% or more of our common stock and their respective affiliates (based on filings with the SEC), in the aggregate, own approximately 44.8% of our common stock. These stockholders, acting together, will be able to significantly influence all matters requiring stockholder approval, including the election and removal of directors and any merger or other significant corporate transactions. The interests of this group of stockholders may not coincide with the interests of other stockholders. For example, because many of these stockholders purchased their shares at prices substantially below the current market price of our shares and have held their shares for a longer period, they may be more interested in selling our company to an acquirer than other investors, or they may want us to pursue strategies that deviate from the interests of other stockholders.

We do not intend to pay dividends for the foreseeable future and, as a result, your ability to achieve a return on your investment will depend on appreciation in the price of our common stock.

We have never declared or paid any cash dividends on our capital stock, and we do not intend to pay any cash dividends in the foreseeable future. Any determination to pay dividends in the future will be at the discretion of our board of directors and may be restricted by the terms of any then-current debt instruments. Accordingly, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investments.

Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

We are subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). We designed our disclosure controls and procedures to provide reasonable assurance that information we must disclose in reports we file or submit under the Exchange Act is accumulated and communicated to management, and recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. We believe that any disclosure controls and procedures, no matter how well-conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements due to error or fraud may occur and not be detected.

Anti-takeover provisions under our charter documents and Delaware law could delay or prevent a change of control which could limit the market price of our common stock and may prevent or frustrate attempts by our stockholders to replace or remove our current management.

Our amended and restated certificate of incorporation and amended and restated bylaws contain provisions that could delay or prevent a change of control of our company or changes in our board of directors that our stockholders might consider favorable. Some of these provisions include:

- a board of directors divided into three classes serving staggered three-year terms, such that not all members of the board will be elected at one time;

- a prohibition on stockholder action through written consent, which requires that all stockholder actions be taken at a meeting of our stockholders;

- a requirement that special meetings of stockholders be called only by the chairman of the board of directors, the chief executive officer, the president, or by a majority of the total number of authorized directors;

- advance notice requirements for stockholder proposals and nominations for election to our board of directors;

- a requirement that no member of our board of directors may be removed from office by our stockholders except for cause and, in addition to any other vote required by law, upon the approval of not less than two-thirds of all outstanding shares of our voting stock then entitled to vote in the election of directors;

- a requirement of approval of not less than two-thirds of all outstanding shares of our voting stock to amend any bylaws by stockholder action or to amend specific provisions of our certificate of incorporation; and

- the authority of the board of directors to issue redeemable convertible preferred stock on terms determined by the board of directors without stockholder approval and which redeemable convertible preferred stock may include rights superior to the rights of the holders of common stock.

In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporate Law, which may prohibit certain business antitakeover provisions and other provisions in our amended and restated certificate of incorporation and amended and restated bylaws could make it more difficult for stockholders or potential acquirors to obtain control of our board of directors or initiate actions that are opposed by the then-current board of directors and could also delay or impede a merger, tender offer, or proxy contest involving our company. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing or cause us to take other corporate actions you desire. Any delay or prevention of a change of control transaction or changes in our board of directors could cause the market price of our common stock to decline.

Our amended and restated certificate of incorporation and amended and restated bylaws provide that the Court of Chancery of the State of Delaware will be the exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our amended and restated certificate of incorporation and amended and restated bylaws provide that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: (i) any derivative action or proceeding brought on our behalf, (ii) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any of our current or former directors, officers, or other employees to us or our stockholders, (iii) any action or proceeding asserting a claim against us or any of our current or former directors, officers, or other employees, arising out of or pursuant to any provision of the Delaware General Corporation Law, our amended and restated certificate of incorporation or our amended and restated bylaws, (iv) any action or proceeding to interpret, apply, enforce, or determine the validity of our amended and restated certificate of incorporation or our amended and restated bylaws, (v) any action or proceeding as to which the Delaware General Corporation Law confers jurisdiction to the Court of Chancery of the State of Delaware and (vi) any action asserting a claim against us or any of our directors, officers, or other employees governed by the internal affairs doctrine, in all cases to the fullest extent permitted by law and subject to the court's having personal jurisdiction over the indispensable parties named as defendants.

These provisions would not apply to suits brought to enforce a duty or liability created by the Exchange Act. Furthermore, Section 22 of the Securities Act of 1933, as amended (the "Securities Act") creates concurrent jurisdiction for federal and state courts over all such Securities Act actions. Accordingly, both state and federal courts have jurisdiction to entertain such claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, our amended and restated certificate of incorporation and our amended and restated bylaws will further provide that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. While the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions. In such instance, we would expect to vigorously assert the validity and enforceability of the exclusive forum provisions of our amended and restated certificate of incorporation and our amended and restated bylaws. This may require significant additional costs associated with resolving such action in other jurisdictions and the provisions may not be enforced by a court in those other jurisdictions.

These exclusive forum provisions may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees and may discourage these types of lawsuits. Furthermore, the enforceability of similar choice of forum provisions in other companies' certificates of incorporation or bylaws has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable. If a court were to find either exclusive forum provision contained in our amended and restated certificate of incorporation or amended and restated bylaws to be inapplicable or unenforceable in an action, we may incur further significant additional costs associated with resolving such action in other jurisdictions, all of which could seriously harm our business.

General Risk Factors

If our estimates or judgments relating to our critical accounting policies are based on assumptions that change or prove to be incorrect, our operating results could fall below our publicly announced guidance or the expectations of securities analysts and investors, resulting in a decline in the market price of our common stock.

The preparation of our consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in our consolidated financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets, liabilities, equity, revenue and expenses that are not readily apparent from other sources. For example, in connection with the revenue accounting standard, Accounting Standards Codification, or ASC, Topic 606, management makes judgments and assumptions based on our interpretation of the standard. The revenue standard is principle-based and interpretation of those principles may vary from company to company based on their unique circumstances. It is possible that interpretation, industry practice and guidance may evolve as we apply the standard. If our assumptions underlying our estimates and judgments relating to our critical accounting policies change or if actual circumstances differ from our assumptions, estimates or judgments, our operating results may be adversely affected and could fall below our publicly announced guidance or the expectations of securities analysts and investors, resulting in a decline in the market price of our common stock.

We could be subject to securities class action litigation.

In the past, securities class action litigation has often been brought against companies following a decline in the market price of its securities. This risk is especially relevant for us because life sciences companies have experienced significant stock price volatility in recent years. If we face such litigation, it could result in substantial costs and a diversion of management's attention and resources, which could harm our business.

We have incurred and will continue to incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to compliance with our public company responsibilities and corporate governance practices.

As a public company, we have incurred and will continue to incur significant legal, accounting, and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of Nasdaq and other applicable securities rules and regulations impose various requirements on public companies. Furthermore, the senior members of our management team do not have significant experience with operating a public company. As a result, our management and other personnel have devoted and will continue to devote a substantial amount of time to compliance with these requirements. Moreover, these rules and regulations increase our legal and financial compliance costs and make some activities more time-consuming and costly. The additional costs we incur as a public company could negatively affect our business, financial condition and results of operations.

Our failure to meet Nasdaq's continued listing requirements could result in a delisting of our common stock.

If we fail to satisfy the continued listing requirements of Nasdaq, such as the corporate governance requirements or the minimum closing bid price requirement, Nasdaq may take steps to delist our common stock. Such a delisting would likely have a negative effect on the price of our common stock and would impair your ability to sell or purchase our common stock when you wish to do so. In the event of a delisting, we can provide no assurance that any action taken by us to restore compliance with listing requirements would allow our common stock to become listed again, stabilize the market price or improve the liquidity of our common stock, prevent our common stock from dropping below the Nasdaq minimum bid price requirement or prevent future non-compliance with the listing requirements of Nasdaq.

If securities or industry analysts do not publish research or publish unfavorable or inaccurate research about our business, our common stock price and trading volume could decline.

Our stock price and trading volume will be heavily influenced by the way analysts and investors interpret our financial information and other disclosures. If securities or industry analysts do not publish research or reports about our business, delay publishing reports about our business or publish negative reports about our business, regardless of accuracy, our common stock price and trading volume could decline.

The trading market for our common stock will depend, in part, on the research and reports that securities or industry analysts publish about us or our business. We do not have any control over these analysts. If the number of analysts that cover us declines, demand for our common stock could decrease and our common stock price and trading volume may decline. Even if our common stock is actively covered by analysts, we do not have any control over the analysts or the measures that analysts or investors may rely upon to forecast our future results. Over-reliance by analysts or investors on any particular metric to forecast our future results may result in forecasts that differ significantly from our own.

Regardless of accuracy, unfavorable interpretations of our financial information and other public disclosures could have a negative impact on our stock price. If our financial performance fails to meet analyst estimates, for any of the reasons discussed above or otherwise, or one or more of the analysts who cover us downgrade our common stock or change their opinion of our common stock, our stock price would likely decline.

Our ability to use our net operating losses ("NOLs") to offset future taxable income may be subject to certain limitations.

Under Section 382 of the Internal Revenue Code of 1986, as amended ("Code") if a corporation undergoes an "ownership change," which is generally defined as a greater than 50% change, by value, in its equity ownership over a three-year period, the corporation's ability to use its pre-change NOL carryforwards and other pre-change tax attributes to offset its post-change income or taxes may be limited. Similar rules may apply under state tax laws. In addition, there may be other limitations under state law on our ability to utilize NOLs, including temporary suspensions or other limitations on the use of NOLs to offset taxable income. We determined that an ownership change occurred on September 7, 2018, October 23, 2020, and in connection with our initial public offering on July 23, 2021. In addition, we may in the future experience ownership changes, as a result of changes in our stock ownership (some of which are not in our control). If an ownership change occurs, our ability to utilize our NOL carryforwards and other tax attributes to reduce future tax liabilities may be limited. Many states have provisions similar to Code Section 382. Annual limitations may result in the expiration of the state net operating loss carryforwards before utilization.

Changes in our effective tax rate or tax liability may have an adverse effect on our results of operations.

Our effective tax rate could increase due to several factors, including:

- changes in the relative amounts of income before taxes in the various jurisdictions in which we operate that have differing statutory tax rates;

- changes in tax laws, tax treaties, and regulations or the interpretation of them;

- changes to our assessment about our ability to realize our deferred tax assets that are based on estimates of our future results, the prudence and feasibility of possible tax planning strategies, and the economic and political environments in which we do business;

- the outcome of current and future tax audits, examinations, or administrative appeals; and

- limitations or adverse findings regarding our ability to do business in some jurisdictions.

Additionally, a tax authority may disagree with tax positions that we have taken, which could result in increased tax liabilities. For example, a tax authority could assert that we are subject to tax in a jurisdiction where we believe we have not established a taxable connection, often referred to as a ''permanent establishment'' under international tax treaties, and such an assertion, if successful, could increase our expected tax liability in one or more jurisdictions.

Changes in tax law and regulations may have a material adverse effect on our business, financial condition and results of operations.

The rules dealing with U.S. federal, state and local income taxation are constantly under review by the Internal Revenue Service, the U.S. Treasury Department and other governmental bodies. Changes to tax laws (which changes may have retroactive application) could adversely affect us or holders of our common stock. In recent years, many such changes have been made and changes are likely to continue to occur in the future. Future changes in tax laws could have a material adverse effect on our business, financial condition, results of operations, and cash flow. We urge investors to consult with their legal and tax advisers regarding the implication of potential changes in tax laws on an investment in our common stock.

Changes and uncertainties in the tax system in the countries in which we have operations, could materially adversely affect our financial condition and results of operations, and reduce net returns to our shareholders.

We conduct business globally and file income tax returns in multiple jurisdictions. Our consolidated effective income tax rate could be materially adversely affected by several factors, including: changing tax laws, regulations and treaties, or the interpretation thereof; tax policy initiatives and reforms under consideration; the practices of tax authorities in jurisdictions in which we operate; the resolution of issues arising from tax audits or examinations and any related interest or penalties. We are unable to predict what tax reform may be proposed or enacted in the future or what effect such changes would have on our business, but such changes, to the extent they are brought into tax legislation, regulations, policies or practices in jurisdictions in which we operate, could increase the estimated tax liability that we have expensed to date and paid or accrued on our statement of financial position, and otherwise affect our financial position, future results of operations, cash flows in a particular period and overall or effective tax rates in the future in countries where we have operations, reduce post-tax returns to our shareholders and increase the complexity, burden and cost of tax compliance.

Item 1B. Unresolved Staff Comments.

None

Item 1C. Cybersecurity.

Risk management and strategy

We have implemented and maintain various information security processes designed to identify, assess and manage material risks from cybersecurity threats to our critical computer networks, third-party hosted services, communications systems, hardware and software, and our critical data, including intellectual property, confidential information that is proprietary, strategic or competitive in nature, and the data of our partners ("Information Systems and Data").

Our Chief Financial Officer ("CFO") and our information technology ("IT") department help identify, assess, and manage our cybersecurity threats and risks. Our information technology department identifies and assesses risks from cybersecurity threats by monitoring and evaluating our threat environment using various methods including, for example, evaluating threats reported to us, conducting threat and vulnerability assessments, and performing audits.

Depending on the environment, system, and data, we implement and maintain various technical, physical, and organizational measures, processes, standards, and/or policies designed to manage and mitigate material risks from cybersecurity threats to our Information Systems and Data, including, for example: a security incident response plan, disaster recovery and business continuity plans, encryption of data, access controls, asset management, and penetration testing.

Our assessment and management of material risks from cybersecurity threats are integrated into our overall risk management processes. For example, our IT department works with senior management to prioritize our risk management processes and mitigate cybersecurity threats that are more likely to lead to a material impact to our business, and our senior management evaluates material risks from cybersecurity threats against our overall business objectives and reports to our board of directors, which evaluates our overall enterprise risk.

We use third-party service providers to assist us from time to time to identify, assess, and manage material risks from cybersecurity threats, including for example, professional services firms such as legal counsel, cybersecurity software providers and penetration testing firms.

We use third-party service providers to perform a variety of functions throughout our business, such as cloud-based infrastructure hosting, data hosting, and encryption and authentication services. We have a vendor management program to manage cybersecurity risks associated with our use of these providers, which may include regular security assessments, audits, and compliance checks. Depending on the nature of the services provided, the sensitivity of the Information Systems and Data at issue, and the identity of the provider, our vendor management process may involve different levels of assessment designed to help identify cybersecurity risks associated with a provider.

For a description of the risks from cybersecurity threats that may materially affect our business and how they may do so, see the section titled "Risk factors" in this Annual Report on Form 10-K, including "If our information technology systems or data, or those of third parties with whom we work, are compromised, now or in the future, we could experience adverse consequences resulting from such a compromise, including but not limited to regulatory investigations or actions; litigation; fines and penalties; disruptions of our business operations; reputational harm; loss of revenue or profits; loss of customers or sales; and other adverse consequences."

Governance

Our board of directors addresses our cybersecurity risk management as part of its general oversight function and is responsible for overseeing our cybersecurity risk management processes, including oversight of mitigation of risks from cybersecurity threats.

Our cybersecurity risk assessment and management processes are implemented and maintained by certain members of our management team, including our CFO, Mr. William McCombe. Mr. McCombe has experience in the security of both corporate and technical systems as well as business continuity planning in previous roles at various companies.

Management is responsible for hiring appropriate personnel, helping to integrate cybersecurity risk considerations into our overall risk management strategy, and communicating key priorities to relevant personnel. Management is also responsible for approving budgets, helping prepare for cybersecurity incidents, approving cybersecurity processes, and reviewing security assessments and other security-related reports.

Our security incident response plan is designed to escalate certain cybersecurity incidents to members of management depending on the circumstances, including our CFO and senior director of global information technology. Our CFO works with our IT department to help us mitigate and remediate cybersecurity incidents of which they are notified. In addition, our incident response process includes reporting to our board of directors for certain cybersecurity incidents.

Our board of directors receives periodic reports from management concerning our significant cybersecurity threats and risk and the processes we have implemented to address them. Our board of directors also receives various reports, summaries or presentations related to cybersecurity threats, risk and mitigation.

Item 2. Properties.

We currently lease approximately 99,000 square feet of office and laboratory space at our headquarter in Fremont, California. The lease expires in February 2029.

In Wuxi, China, we lease approximately 9,800 square feet of manufacturing and office space. The lease expires in January 2026. In November 2023, we purchased a building in Wuxi, China and relocated our Wuxi operations to the new facility in January 2024. The Wuxi building has approximately 56,000 square feet of manufacturing and office space.

In Shanghai, China, we lease approximately 14,000 square feet of office and laboratory space, under multiple leases expiring between November 2025 and November 2026.

In Singapore, we lease approximately 8,500 square feet of manufacturing and office space. The lease expires in January 2028.

We also lease space in Seattle, Washington; Bethesda, Maryland; San Diego, California; Beijing, China; Tokyo, Japan; Amsterdam, Netherlands; and Ely, England. We believe that our existing office, laboratory and manufacturing space, together with additional space and facilities available on commercially reasonable terms, will be sufficient to meet our current and future needs.

Item 3. Legal Proceedings.

From time to time, we are involved in legal proceedings and claims. See Note 18 to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K for information regarding ongoing legal proceedings.

Item 4. Mine Safety Disclosures.

Not applicable.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Our common stock began trading on the Nasdaq Global Select Market on July 23, 2021 and trades under the symbol "CTKB". Prior to July 23, 2021, there was no public trading market for our common stock.

Holders of Record

As of February 17, 2025, there were approximately 18 stockholders of record. Because brokers and other institutions hold many of our shares on behalf of stockholders, we are unable to estimate the total number of stockholders represented by these record holders.

Dividend Policy

We have never declared or paid any cash dividends on our capital stock and we do not currently intend to pay any cash dividends on our capital stock for the foreseeable future. We currently intend to retain all available funds and any future earnings to support operations and to finance the growth and development of our business. Any future determination to pay dividends will be made at the discretion of our board of directors, subject to applicable laws and will depend upon, among other factors, our results of operations, financial condition, contractual restrictions and capital requirements.

Recent Sales of Unregistered Equity Securities

None.

Use of Proceeds

In July 2021, we issued and sold an aggregate of 13,949,401 shares of common stock in connection with our initial public offering ("IPO"), including the full exercise by the underwriters of their option to purchase an additional 2,184,695 shares from us, and the selling stockholders sold 2,799,929 shares of common stock, at a public offering price of $17.00 per share. All of the shares of common stock issued and sold in our IPO were registered under the Securities Act pursuant to a registration statement on Form S-1 (Registration No. 333-257663), which was declared effective by the SEC on July 22, 2021. There has been no material change in the use of proceeds from our IPO from those disclosed in the final prospectus for our IPO dated July 22, 2021 and filed with the SEC pursuant to Rule 424(b)(4) of the Securities Act on July 23, 2021.

Issuer Purchases of Equity Securities

On June 5, 2024, our board of directors approved a program for the repurchase of up to an aggregate of $50 million of our outstanding common stock. The repurchase program expired on December 31, 2024 with a remaining unused balance of $28.5 million.

The following table provides information with respect to the repurchase of shares of our common stock from the commencement of the repurchase program until its expiration on December 31, 2024.

(Except for the share amount and average price per share, dollar value in thousands)

	Total number of shares repurchased	Average price paid for share	Total number of shares purchased as part of publicly announced plans or programs	Remaining dollar value that may yet be purchased under the plans or programs
Beginning Balance - December 31, 2023	6,613,780	$ 6.66	6,613,780	$ 5,981,000
June 1 – June 30, 2024	444,319	$ 5.99	7,058,099	$ 47,300,000
July 1 – July 31, 2024	—	—	—	—
August 1 – August 31, 2024	1,113,843	5.45	8,171,942	$ 41,500,000
September 1 – September 30, 2024	1,080,512	5.37	9,252,454	$ 35,500,000
October 1 – October 31, 2024	959,007	5.12	10,211,461	$ 30,500,000
November 1 – November 30, 2024	373,943	5.44	10,585,404	$ 28,500,000
December 1 – December 31, 2024	—	—	—	—
Life to Date Total	3,971,624	6.19	10,585,404	$ 28,500,000

The repurchase program was used to return capital to shareholders and to minimize the dilutive impact of stock options and other stock-based awards. The repurchased shares of common stock were retired. The commission costs related to the repurchases were $0.03 million and $0.08 million for the three months and twelve months ended December 31, 2024, respectively.

On August 16, 2022, the Inflation Reduction Act of 2022 (the "IRA"), was signed into law. Among other things, the IRA imposes a 15% corporate alternative minimum tax for tax years beginning after December 31, 2022, levies a 1% excise tax on net stock repurchases after December 31, 2022, and provides tax incentives to promote clean energy. Beginning in 2023, net stock repurchases are subject to the excise tax. As of December 31, 2024, we have accrued $0.4 million excise taxes related with our shares repurchases.

Stock Performance Graph

This Section is not "soliciting material," is not deemed "filed" with the SEC and is not to be incorporated by reference in any filing of Cytek Biosciences under the Securities Act of 1933, as amended (the "Securities Act"), or the Securities Exchange Act of 1934, as amended (the "Exchange Act"), whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

The following graph compares the cumulative total return on an investment of $100 in cash on July 23, 2021 through December 31, 2024, in our common stock, the Nasdaq Composite Index and the Nasdaq Biotechnology Components Index and assuming that all dividends were reinvested. The stockholder return shown on the graph below is based on historical data and is not necessarily indicative of future performance, and we do not make or endorse any predictions as to future stockholder returns.



Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes included in this Annual Report on Form 10-K. This discussion contains forward-looking statements that involve risks and uncertainties. See "Special Note Regarding Forward-Looking Statements" at the beginning of this Annual Report on Form 10-K. Our actual results could differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in Part I, Item 1A "Risk Factors" and elsewhere in this Annual Report on Form 10-K. Unless the context requires otherwise, references in this Annual Report on Form 10-K to "we," "us" and "our" refer to Cytek Biosciences, Inc.

The following is a discussion and year-to-year comparisons of our financial condition and results of operations for the years ended December 31, 2024 and 2023. For a discussion of the results of operations and financial condition for the years ended December 31, 2023 and year-to-year comparisons between 2023 and 2022, please refer to "Management's Discussion and Analysis of Financial Condition and Results of Operations" section of our Annual Report on Form 10-K filed with the SEC on March 13, 2024.

Overview

We are a leading cell analysis solutions company advancing the next generation of research and clinical tools with our novel technical approach of leveraging the full spectrum of fluorescence signatures from multiple lasers to distinguish fluorescent tags on single cells ("Full Spectrum Profiling" or "FSP" technology). Our goal is to become the premier cell analysis company through continued innovation that facilitates scientific advances in biomedical research and clinical applications. Our FSP platform includes instruments, accessories, reagents, software and services to provide a comprehensive and integrated suite of solutions for our customers.

Our FSP cell analyzers, the Cytek Aurora and Northern Lights systems, deliver high-resolution, high-content and high-sensitivity cell analysis and addresses the inherent limitations of other technologies by providing a higher level of multiplexing with exquisite sensitivity, more flexibility and increased efficiency, all at a lower cost for performance. Additionally, our Cytek Aurora cell sorter ("Aurora CS system") leverages our FSP technology to further broaden our potential applications across cell analysis. Each system is supported by our highly intuitive, proprietary embedded SpectroFlo software, our reagents, and our service offerings to provide a comprehensive, end-to-end platform of solutions for our customers. Since our first U.S. commercial launch in mid-2017 through December 31, 2024, we have sold and deployed our instruments to customers around the world, including pharmaceutical companies, biopharma companies, academic research centers, and clinical research organizations ("CROs").

On February 28, 2023, we completed the acquisition of certain assets (the "FCI Acquisition") relating to the flow cytometry and imaging business of Luminex Corporation ("Luminex"), including relating to the business of manufacturing, marketing, selling, servicing and maintaining Amnis- and Guava-branded instruments, and flow cytometry reagent products and services (the "FCI Business"). The acquired FCI Business includes conventional flow and image-based flow cytometry instrumentation and related products and services (the "FCI Products"), which provide insights into all facets of cellular phenotypes and morphology. The acquisition supports our plan to develop new products and capabilities with flow cytometry and imaging technology, expand our reach and offerings into customer segments previously underserved, and increase the efficiency of our operations.

We manufacture our instruments in our facilities in Fremont, California; Wuxi, China; Seattle, Washington; and Singapore. We have designed our operating model to be capital efficient and to scale efficiently as our product volumes grow.

Total revenue for the year ended December 31, 2024 was $200.5 million, representing a 4% increase compared to revenue for the year ended December 31, 2023 of $193.0 million.

To date, we have adopted a direct sales model in North America, Europe, China, and several other countries in the Asia-Pacific region, and sell our products through third-party distributors in certain countries in Europe, Latin America, the Middle East, Africa and the Asia-Pacific region. Revenue from direct sales represented 75%, 76% and 79% of total revenue for the years ended December 31, 2024, 2023 and 2022, respectively, and revenue from distributors represented 25%, 24% and 21% of total revenue for the years ended December 31, 2024, 2023 and 2022, respectively.

We focus a substantial portion of our resources on developing new products and solutions to meet our customers' needs. Our research and development efforts focus on developing new and complementary instruments, reagents and reagent kits, and continued operating software development. We incurred research and development expenses of $39.4 million, $44.2 million and $34.9 million for the years ended December 31, 2024, 2023 and 2022, respectively. We intend to continue to make significant investments in research and development in the future.

We expect to continue to invest in our commercial infrastructure through hiring additional employees with strong scientific and technical backgrounds to support growth in our instrument sales as well as our planned expansion of reagents offerings and panel design capabilities. We also plan to continue to invest in sales, marketing and business development across the globe to drive commercialization of our products. We incurred sales and marketing expenses of $49.1 million, $49.1 million and $33.2 million for the years ended December 31, 2024, 2023 and 2022, respectively.

Since our inception in 2014, we have financed our operations primarily through sales of our securities and revenue from the sale of our products and services.

Our net loss was $6.0 million and $12.1 million for the years ended December 31, 2024 and 2023, respectively, and our net income was $2.5 million for the year ended December 31, 2022. The change for the year ended December 31, 2024 compared to the year ended December 31, 2023 resulted primarily from an increase in revenues and gross profit and a reduction in operating expenses.

We expect our expenses will increase substantially in connection with our ongoing activities, as we:

•   attract, hire and retain qualified personnel;

•   invest in processes, commercial infrastructure and supporting functions to scale our business and introduce new products and services;

•   support our research and development efforts;

•   continue to expand geographically;

•   protect and defend our intellectual property; and

•   make strategic investments in complementary businesses, services, products or technologies.

Key factors affecting our results of operations and future performance

We believe that our financial performance has been, and in the foreseeable future will continue to be, primarily driven by multiple factors as described below, each of which presents growth opportunities for our business. These factors also pose important challenges that we must successfully address to sustain our growth and improve our results of operations. Our ability to successfully address these challenges is subject to various risk and uncertainties, including those described under the heading "Risk Factors" included elsewhere in this Annual Report on Form 10-K.

Global customer adoption

Our financial performance has largely been driven by our ability to increase the adoption of our FSP platform, a key factor on which our future success depends. We plan to drive global customer adoption through business development efforts, direct sales and marketing and third-party distributions. We are investing in our direct sales organization and commercial support functions and developing third-party distributor relationships to support global expansion and drive revenue growth.

Recurring revenues

We believe our expanding installed base of instruments to new and existing customers will provide us with greater leverage to drive pull-through for reagent and service revenue, which are recurring by nature. Furthermore, as we develop and identify new applications and products, we expect to further increase pull-through across our installed base. We expect recurring revenue on an absolute basis to increase and become an increasingly important contributor to our revenue as our installed base expands.

Revenue mix and gross margin

Our revenue is primarily derived from sales of our instruments and services with our instruments recognizing higher revenue and gross profit than our services. Although we expect sales of our instruments to continue to represent the largest percentage of our revenue in the future, we expect service revenue to increase as a percentage of our total revenue and our gross margins to experience a corresponding improvement as we grow our installed base and increase our focus on leveraging our fixed manufacturing and service overhead costs. Our sales in certain regions, particularly outside of the United States, are largely realized through third-party distribution partners that typically receive discounted prices, thus resulting in lower gross margins than those recognized by our direct sales organization. Furthermore, our instrument selling prices and gross margins may fluctuate in the future due to the impact of competing products entering the market and fluctuating foreign exchange rates and as we continue to introduce new products and reduce our production costs.

In the near term, we expect the continued leveraging of fixed manufacturing and service overhead costs, optimization of our manufacturing processes, and material cost fluctuations to have the greatest impact on our gross margin.

Expansion into new markets

We focus our research and development efforts on the greatest value-additive products to meet the growing and unmet needs of the research and clinical markets. We work closely with researchers, clinicians and scientists to optimize and implement new panels and applications to meet their specific needs. We also gain valuable insight on potential new products, new applications and enhancements to existing products, as well as biomarker combinations that would be beneficial in different fields, through collaborations with our customers, academic laboratories, KOLs and industry partners. We plan to continue to invest in new product development and enhancements to support our expansion into new markets.

Our Northern Lights-CLC system received CE Marking under the European Union In Vitro Diagnostic Medical Devices Directive in September 2020 and was registered in the European Union in compliance with Regulation (EU) 2017/746 on In Vitro Diagnostic Medical Devices in November 2023. The Northern Lights-CLC system was also registered as a Class II In Vitro Diagnostic Medical Device in China. These registrations enable the Northern Lights-CLC system to be marketed for clinical use in China, the European Union and in other countries around the world that accept the Certification of Free Sale issued from an EU Competent Authority.

Key business metrics

We regularly review the following key business metrics to evaluate our business, measure our performance, identify trends affecting our business, formulate financial projections and make strategic decisions. We believe that the following metrics are representative of our current business; however, we anticipate these will change or may be substituted for additional or different metrics as our business grows.

| | Year ended December 31, | | | 2024 vs. 2023 | 2023 vs. 2022 |
| | 2024 | 2023 | 2022 | Dollar Change | Dollar Change |
(In thousands)					
Sales channel mix					
Direct sales channel	$ 149,874	$ 147,169	$ 129,098	$ 2,705	$ 18,071
Distributor channel	50,579	45,846	34,938	4,733	10,908
Total revenue, net	$ 200,453	$ 193,015	$ 164,036	$ 7,438	$ 28,979
Customer mix					
Academia and government	$ 80,911	$ 82,145	$ 73,706	$ (1,234)	$ 8,439
Biotechnology, pharmaceutical, distributor and CRO	119,542	110,870	90,330	8,672	20,540
Total revenue, net	$ 200,453	$ 193,015	$ 164,036	$ 7,438	$ 28,979

Distributors typically sell to end customers identified in other customer categories.

Known Trends, Events and Uncertainties

Recent inflation trends may adversely affect our business and corresponding financial position and cash flows. Inflationary factors, such as increases in the cost of materials and supplies, labor and benefit costs and overhead costs may adversely affect our operating results. Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, we may experience increases in the near future (especially if the rate of inflation increases) on our operating costs, including our labor costs and research and development costs.

Certain of our pharmaceutical and biotech customers based in the United States have been impacted by the difficult fundraising environment for small companies and generally high interest rates. We believe these factors contributed to longer sales cycles, which adversely impacted our operating results for the three months and full year ended December 31, 2024, and may adversely affect our operating results in the future.

The strengthening of the U.S. dollar in late 2024 against the currencies of other countries where we do business had a negative impact on revenue in the fourth quarter of 2024 and may have a continuing negative impact in the near future.

The Trump administration has signaled changes to existing U.S. trade policies, including imposing tariffs on imports from Mexico, Canada, and China, announcing plans for reciprocal tariffs on all U.S. trading partners, and renegotiating or potentially terminating existing bilateral and multi-lateral trade agreements. Although we cannot predict the ultimate extent to which the United States or other countries will impose quotas, duties, reciprocal tariffs, taxes, or other similar restrictions upon the import or export of our products, nor can we predict future trade policy or the terms of any renegotiated trade agreements and their impact on our business, the Trump administration's imposition of tariffs as well as threatened and actual retaliatory tariffs against U.S. goods may have a negative impact on our revenue and costs in the future. In addition, the new license and export controls announced by the U.S. government in January 2025 that impact exports of certain products and technology, including high-parameter and spectral flow cytometers and cell sorters and certain mass spectrometry equipment to certain countries, including China, may have a negative impact on our sales, manufacturing and research and development activities. Finally, changes in the National Institute of Health policy with respect to grants for academic research, specifically, the reduction in indirect cost reimbursement, may impact our revenue from academic and government customers in the near term.

Components of our results of operations

Total revenue, net

We currently generate our total revenue, net from product revenue and service revenue.

Product. Our product revenue primarily consists of sales of our instruments, including the Cytek Aurora, Northern Lights, Aurora CS, Amnis and Guava systems, instrument accessories, such as loaders, and consumables, such as reagents. We offer multiple versions of our instruments with different price points based on the number of lasers integrated in the systems. We also derive revenue from sales of our conventional flow cytometry system, which is available for sale in China. We recognize product revenue when control of the instrument is transferred to the customer.

Service. Our service revenue primarily consists of post-warranty service contracts, installations and repairs which are recognized over time. Post-warranty service contracts are recognized ratably over the term of the contract and installations and repair services are recognized as they are delivered to the customer.

We expect our total revenue to increase in absolute dollars as we expand our sales organization and sales territories, broaden our customer base, and expand awareness of our products with new and existing customers. Our revenue was $200.5 million, $193.0 million and $164.0 million for the years ended December 31, 2024, 2023 and 2022, respectively. A portion of our revenue for the three and twelve months ended December 31, 2024, and December 31, 2023, were attributable to the acquired FCI Business.

Total cost of sales, gross profit and gross margin

Our total cost of sales is comprised of product cost of sales and service cost of sales.

Product. Cost of sales associated with our products primarily consists of manufacturing-related costs incurred in the production process, inventory write-downs, warranty costs, third-party royalty costs, personnel and related costs, costs of component materials, overhead, packaging and delivery and depreciation expense.

Service. Cost of sales associated with our services primarily consists of personnel and related costs, expenses related to product replacements, product updates and qualification validation of our products and depreciation expense.

We expect our total cost of sales to increase in absolute dollars in future periods, corresponding to our anticipated growth in revenue and employee headcount to support our manufacturing, operations, field service team and support organizations.

Gross profit is calculated as revenue less total cost of sales. Gross margin is gross profit expressed as a percentage of revenue. Our gross profit in future periods will depend on a variety of factors, including market conditions that may impact our pricing, sales mix changes among our instruments and service agreements, product mix changes between established products and new products, excess and obsolete inventories, our cost structure for manufacturing operations relative to volume and product warranty obligations.

Operating expenses

Our operating expenses are primarily comprised of research and development, sales and marketing, and general and administrative expenses, depreciation and amortization, and related overhead.

Research and development. Our research and development expenses primarily consist of salaries, benefits, and stock-based compensation costs for employees in our research and development department, independent contractor costs, laboratory supplies, equipment maintenance and materials expenses.

We plan to continue to invest in our research and development efforts. Research and development expense may increase in absolute dollars in future periods due to our continuing investment in product development.

Sales and marketing. Our sales and marketing expenses consist primarily of salaries, benefits, and stock-based compensation costs for employees in our sales and marketing department, sales commissions, marketing material costs, travel expenses and costs related to trade shows, trainings and various workshops. Sales and marketing expense may increase in absolute dollars in future periods.

General and administrative. Our general and administrative expenses primarily consist of salaries, benefits, and stock-based compensation costs for employees in our executive, accounting and finance, legal, and human resource functions, as well as professional services fees, such as consulting, audit, tax, legal, general corporate costs, and allocated overhead expenses. The Company is focused on controlling our general and administrative expenses; however these may increase in absolute dollars in future periods.

We expect our operating expenses to vary from period to period as a percentage of revenue. As a result, our historical results of operations may not be indicative of our results of operations in future periods.

Other income (expense), net

Interest expense. Interest expense consists primarily of accretion of the present value of the litigation settlement liability. See our consolidated financial statements included elsewhere in this Annual Report on Form 10-K for further details regarding the settlement.

Interest income. Our interest income consists primarily of interest earned on our cash and cash equivalents which are invested in cash deposits and in money market funds.

Other income (expense), net. Our income (expense), net consists primarily of foreign exchange gains and losses.

Income taxes

Our provision for (benefit from) income taxes consists primarily of provision for federal taxes and local taxes in the United States as well as foreign taxes. As we plan to expand the scale and scope of our international business activities, any changes in the United States and foreign taxation of such activities may increase our overall provision for income taxes in the future.

Results of operations

Comparison of the years ended December 31, 2024 and 2023

The results of operations presented below should be reviewed in conjunction with the consolidated financial statements and related notes included elsewhere in this Annual Report on Form 10-K.

The following table sets forth our consolidated results of operations and comprehensive (loss) income data for the periods presented:

(In thousands)		Year ended December 31, 2024		Year ended December 31, 2023
Revenue, net:				
Product	$	153,263	$	156,717
Service		47,190		36,298
Total revenue, net		200,453		193,015
Cost of sales:				
Product		69,088		65,327
Service		20,259		18,262
Total cost of sales		89,347		83,589
Gross profit		111,106		109,426
Operating expenses:				
Research and development		39,402		44,151
Sales and marketing		49,114		49,148
General and administrative		43,113		43,972
Total operating expenses		131,629		137,271
Loss from operations		(20,523)		(27,845)
Other income (expense):				
Interest income (expense), net (Notes 11, 12)		5,239		(2,071)
Interest income		5,121		6,413
Other income, net		4,463		7,794
Total other income, net		14,823		12,136
Loss before income taxes		(5,700)		(15,709)
Provision for (benefit from) income taxes		320		(3,561)
Net loss	$	(6,020)		(12,148)
Foreign currency translation adjustment, net of tax		1,193		(549)
Unrealized gain (loss) on marketable securities		97		(29)
Net comprehensive loss	$	(4,730)	$	(12,726)

Total revenue, net

(In thousands, except percentages)		Year ended December 31, 2024		Year ended December 31, 2023		Change Amount	Change %
Revenue, net							
Product	$	153,263	$	156,717	$	(3,454)	(2)%
Service		47,190		36,298		10,892	30 %
Total revenue, net	$	200,453	$	193,015	$	7,438	4 %

Total revenue, net increased by $7.4 million, or 4%, for the year ended December 31, 2024 as compared to the year ended December 31, 2023. Revenue growth was primarily driven by growth in service revenue partially offset by a decline in product revenue.

Product revenue decreased by $3.5 million, or 2%, to $153.3 million, for the year ended December 31, 2024 as compared to the year ended December 31, 2023. The decrease was primarily driven by less revenue contribution in 2024 from the FCI Products, upgrades, and loaders. Unit volumes increased 8.5% for spectral and imaging products, including the Aurora and Northern Lights analyzers, Aurora CS cell sorters and Amnis imaging systems. This was offset by lower average selling prices.

Service revenue increased by $10.9 million, or 30%, to $47.2 million, for the year ended December 31, 2024 as compared to the year ended December 31, 2023. The increase in service revenue was mainly driven by continued growth in the instruments installed base with more instruments coming off warranty contributing to greater contract and time and material service revenue.

Total cost of sales, gross profit and gross margin

(In thousands, except percentages)	Year ended December 31, 2024		Year ended December 31, 2023		Change Amount		Change %
Cost of sales:							
Product	$	69,088	$	65,327	$	3,761	6 %
Service		20,259		18,262		1,997	11 %
Total cost of sales	$	89,347	$	83,589	$	5,758	7 %
Gross profit	$	111,106	$	109,426	$	1,680	2 %
Gross margin		55 %		57 %			

Total cost of sales increased by $5.8 million, or 7%, for the year ended December 31, 2024 as compared to the year ended December 31, 2023. The increase in cost of sales was driven by increases in product unit volume and service revenue, and was primarily due to increased material costs, increased service and manufacturing headcount and associated personnel cost, partially offset by lower warranty cost.

Total gross margin was 55% and 57% as a percent of total revenue for the years ended December 31, 2024 and 2023, respectively. Gross margin depends on many factors, including market conditions that might affect our pricing; services; product mix changes between instrument configurations; excess and obsolete inventories; our cost structure for manufacturing operations relative to volume, freight costs and product support.

(In thousands, except percentages)	Year ended December 31, 2024		Year ended December 31, 2023		Change Amount		Change %
Product:							
Revenue	$	153,263	$	156,717	$	(3,454)	(2)%
Cost of sales		69,088		65,327		3,761	6 %
Product gross profit	$	84,175	$	91,390	$	(7,215)	(8)%
Gross margin		55 %		58 %			
Service:							
Revenue	$	47,190	$	36,298	$	10,892	30 %
Cost of sales		20,259		18,262		1,997	11 %
Service gross profit	$	26,931	$	18,036	$	8,895	49 %
Gross margin		57 %		50 %			

Product revenue for the year ended December 31, 2024 decreased by 2%, as compared to the year ended December 31, 2023. Product gross profit for the year ended December 31, 2024 decreased by 8%, as compared to the year ended December 31, 2023. Product cost of sales for the year ended December 31, 2024 increased by 6% as compared to the same period in 2023. The lower product gross margins in the year ended December 31, 2024 compared to the year ended December 31, 2023 were driven by higher material costs, less favorable instrument product mix and higher production overhead costs.

Service revenue and service gross profit for the year ended December 31, 2024 increased by 30% and 49%, respectively, as compared to the year ended December 31, 2023. Service cost of sales for the year ended December 31, 2024 increased by 11% as compared to the same period in 2023. The higher service gross margins in the year ended December 31, 2024 compared to the year ended December 31, 2023 were mainly driven by lower overhead costs as a percentage of sales due to higher revenue and greater overhead cost productivity, and lower material costs as a percentage of sales.

Operating expenses

Research and development

(In thousands, except percentages)	Year ended December 31, 2024	Year ended December 31, 2023	Change Amount	%
Research and development	$ 39,402	$ 44,151	$ (4,749)	(11)%

Research and development expenses were $39.4 million for the year ended December 31, 2024 as compared to $44.2 million for the year ended December 31, 2023. The decrease of $4.7 million in research and development expenses was primarily due to a decrease in research and development compensation and engineering expense driven by efforts to streamline and focus our research and development efforts.

We expect our research and development expense to increase in absolute dollars going forward as we continue to develop new products and enhance existing instruments and technologies.

Sales and marketing

(In thousands, except percentages)	Year ended December 31, 2024	Year ended December 31, 2023	Change Amount	%
Sales and marketing	$ 49,114	$ 49,148	$ (34)	— %

Sales and marketing expenses were $49.1 million for the year ended December 31, 2024 as compared to $49.1 million for the year ended December 31, 2023. The flat sales and marketing expenses year-over-year was due to re-organization of the commercial team to drive increased revenue with a more focused and efficient sales team.

We expect our sales and marketing expenses to increase in absolute dollars in the future as we hire additional sales and marketing personnel, expand our sales support infrastructure and invest in our brand and product awareness to further penetrate the United States and the international markets.

General and administrative

(In thousands, except percentages)	Year ended December 31, 2024	Year ended December 31, 2023	Change Amount	%
General and administrative	$ 43,113	$ 43,972	$ (859)	(2)%

General and administrative expenses were $43.1 million for the year ended December 31, 2024 as compared to $44.0 million for the year ended December 31, 2023. The decrease of $0.9 million in general and administrative expenses was primarily due to a one-time benefits of $2.6 million related to change in estimate to the royalty settlement liability, which partially offset by higher stock compensation expense. See Note 11 to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K for further details on the legal settlement liability.

We expect to incur additional general and administrative expenses as a result of operating as a public company and for these expenses to increase in absolute dollars in future periods.

Interest income (expense), net

(In thousands, except percentages)	Year ended December 31, 2024	Year ended December 31, 2023	Change Amount	%
Interest income (expense), net	$ 5,239	$ (2,071)	$ 7,310	(353)%

Interest income was $5.2 million for the year ended December 31, 2024 as compared to interest expense of $2.1 million for the year ended December 31, 2023. The $7.3 million in interest income was primarily due to a one-time benefit of $6.3 million change in estimate to the royalty settlement liability with Becton, Dickinson and Company, and $1.0 million of lower interest expense in 2024 compared to our debt instruments in China in prior year. See Note 11 to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K for further details on the legal settlement liability.

Interest income

(In thousands, except percentages)	Year ended December 31,		Change	
	2024	2023	Amount	%
Interest income	$ 5,121	$ 6,413	$ (1,292)	(20)%

Interest income was $5.1 million and $6.4 million for the years ended December 31, 2024 and 2023, respectively. The decrease of $1.3 million in interest income was primarily the result of lower cash and cash equivalents and short term investment balances as compared to the year ended December 31, 2023. This was a result of the movement of assets from interest bearing accounts to marketable securities investment accounts which are classified as investment income rather than interest income.

Other income, net

(In thousands, except percentages)	Year ended December 31,		Change	
	2024	2023	Amount	%
Other income, net	$ 4,463	$ 7,794	$ (3,331)	(43)%

Other income, net was $4.5 million for the year ended December 31, 2024 as compared to other income, net of $7.8 million for the year ended December 31, 2023, respectively. The decrease of $3.3 million was primarily due to higher realized and unrealized foreign exchange losses in 2024.

Income Taxes

(In thousands, except percentages)	Year ended December 31,		Change	
	2024	2023	Amount	%
Provision for (benefit from) income taxes	$ 320	$ (3,561)	$ 3,881	(109)%

Provision for income taxes was $0.3 million for the year ended December 31, 2024. The benefit from income taxes was $3.6 million for the year ended December 31, 2023. The net change of $3.9 million for the year ended December 31, 2024 was the result of a lower loss before income taxes (primarily due to the adjustment to the royalty settlement liability), higher nondeductible stock based compensation, and lower R&D and foreign tax credits and benefits due to prior year true ups and global mix of earnings, offset by lower foreign income inclusion and lower tax rates on higher foreign earnings.

Non-GAAP Financial Measure

To supplement our consolidated financial statements presented in accordance with generally accepted accounting principles, we use constant currency revenue, which is a financial measure not reported in accordance with accounting principles generally accepted in the United States of America ("GAAP"). We believe the presentation of revenue on a constant currency basis, in addition to results reported in accordance with GAAP, provides useful information about our operating performance because the constant currency presentation excludes the effects of foreign currency volatility and highlights our core operating results. The presentation of revenue on a constant currency basis should be considered in addition to, but not as a substitute for, measures of financial performance reported in accordance with GAAP. Revenue on a constant currency basis, as we present it, may not be comparable to similarly titled measures used by other companies.

The FX Impact is calculated as the difference between the current year amounts and the current year amounts translated at prior period average exchange rates. The FX Impact % represents the percentage change on a period-over-period basis adjusted for foreign currency impacts.

The following table presents a reconciliation of constant currency revenue to our reported net revenue for the periods indicated (in thousands, except percentages):

Revenue	Twelve months ended December 31, 2024	Twelve months ended December 31, 2023
As reported	200,453	193,015
Non-GAAP constant currency	201,346	193,697
FX Impact [$]	893	682
FX Impact [%]	0.4 %	0.4 %

Liquidity and capital resources

Overview

To date, our primary sources of capital have been through sales of our securities and revenue from the sale of our products and services. As of December 31, 2024 and December 31, 2023, we had approximately $277.9 million and $262.7 million, respectively, in cash and cash equivalents and short term investments, which were primarily held in U.S. short-term bank deposit accounts, money market funds, U.S. Treasury notes, Federal agency security notes, and short term commercial paper.

Funding and material cash requirements

We anticipate continuing to expend significant amounts of cash in the foreseeable future as we continue to invest in research and development of our product offerings, commercialization of new products and services, and expansion into new markets. Our future capital requirements will depend on many factors including our revenue, research and development efforts, the timing and extent of additional capital expenditures to invest in existing and new facilities, as well as our manufacturing operations, the expansion of sales and marketing and the introduction of new products. We have entered into, and may in the future enter into, arrangements to acquire or invest in businesses, services and technologies, and any such acquisitions or investments could significantly increase our capital needs.

We currently anticipate making additional capital expenditures during the next 12 months, which is expected to primarily include equipment to be used for manufacturing and investment in research and development.

In addition, we lease certain office facilities under operating lease arrangements that expire on various dates through fiscal year 2029. Under the terms of the leases, we are responsible for certain expenses related to operations, maintenance, repairs and management fees. Future minimum lease payments under non-cancelable operating leases totaled $11.9 million as of December 31, 2024.

Based on our current business plan, we believe our existing cash and cash equivalents and anticipated cash flows from operations will be sufficient to meet our working capital and capital expenditure needs for at least the next 12 months from the date of this Annual Report on Form 10-K.

Sources of liquidity

We have financed our operations primarily through sales of our securities. In July 2021, we completed our initial public offering ("IPO"), which resulted in net proceeds to us of approximately $215.7 million. We have also benefited from operating cash flows from the sale of our products and services.

On August 26, 2022, we entered into a sales agreement (the "Sales Agreement") with Piper Sandler & Co. ("Piper") as sales agent to sell from time to time up to $150 million of our common stock through an "at the market" offering program. To date, we have not made any sales of common stock pursuant to the Sales Agreement. The securities in this transaction were offered pursuant to an automatic shelf registration statement on Form S-3ASR (File No. 333-267118) that was filed with the SEC on August 26, 2022.

Share repurchases

On May 17, 2023, our board of directors approved a program for the repurchase by the Company of up to an aggregate of $50 million of its outstanding common stock. During the three months ended December 31, 2023, the Company repurchased 5,332,769 shares of its outstanding common stock for a total cost of approximately $34.6 million at an average price per share of $6.49. During the twelve months ended December 31, 2023, the Company repurchased 6,613,780 shares of its outstanding common stock for a total cost of approximately $44.2 million at an average price per share of $6.66. The commission costs related to the repurchases were $0.1 million for both the three months and twelve months ended December 31, 2023. The repurchase program was used to return capital to shareholders and to minimize the dilutive impact of stock options and other stock-based awards. The repurchased shares of common stock were retired. The repurchase program expired on December 31, 2023.

On June 6, 2024, our board of directors approved a program for the repurchase by the Company of up to an aggregate of $50 million of its outstanding common stock. During the three months ended December 31, 2024, the Company repurchased 1,332,950 shares of its outstanding common stock for a total cost of approximately $7.0 million at an average price per share of $5.21. During the twelve months ended December 31, 2024, the Company repurchased 3,971,624 shares of its outstanding common stock for a total cost of approximately $21.6 million at an average price per share of $5.41. The repurchase program was used to return capital to shareholders and to minimize the dilutive impact of stock options and other stock-based awards. The repurchased shares of common stock were retired. The repurchase program expired on December 31, 2024.

Under these two repurchase programs, the Company has purchased an aggregate of 10,585,404 shares of its outstanding common stock for a total cost of approximately $65.5 million at an average price per share of $6.19.

On December 11, 2024, our board of directors approved a new program for the repurchase by the Company of up to an aggregate of $50 million of its outstanding common stock commencing January 1, 2025, to succeed the expiration of the previous $50 million repurchase program on December 31, 2024.

On August 16, 2022, the Inflation Reduction Act of 2022 (the "IRA") was signed into law. Among other things, the IRA imposes a 15% corporate alternative minimum tax for tax years beginning after December 31, 2022, levies a 1% excise tax on net stock repurchases after December 31, 2022, and provides tax incentives to promote clean energy. Beginning in 2023, net stock repurchases are subject to the excise tax. As of December 31, 2024, we have accrued $0.4 million excise taxes related with our stock repurchases.

Cash flows

The following table summarizes our cash flows for the periods presented:

	Year ended December 31,	
(In thousands)	2024	2023
Net cash provided by (used in):		
Operating activities	$ 25,379	$ 5,281
Investing activities	(82,974)	(93,894)
Financing activities	(15,822)	(41,812)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	4,532	(1,445)
Net decrease in cash, cash equivalents and restricted cash	$ (68,885)	$ (131,870)

Operating activities

Net cash provided by operating activities for the year ended December 31, 2024 was $25.4 million including net loss of $6.0 million. We also incurred non-cash stock-based compensation expense, depreciation and amortization, amortization of right-of-use assets, and provision for excess and obsolete inventory of $26.8 million, $7.2 million, $3.3 million, and $1.6 million, respectively. We had gain on investment accretion and amortization of $5.2 million, and interest expenses for accretion of the legal settlement liabilities $7.2 million, and deferred income taxes of $2.9 million. Cash provided included an increase in deferred revenue of $3.7 million, a decrease of inventories of $14.8 million and an increase in trade accounts payable of $2.6 million. This was partially offset by an increase of trade accounts receivable of $5.4 million, an increase in prepaid expenses and other assets of $2.8 million, a decrease in the legal settlement liability of $1.1 million, and a decrease of operating lease liabilities of $3.2 million, and a decrease of accrued expenses and other liabilities of $0.8 million.

Net cash used in operating activities for the year ended December 31, 2023 was $5.3 million including net income of $12.1 million. We also incurred non-cash stock-based compensation expense, depreciation and amortization, amortization of right-of-use assets, and interest expenses for accretion of the legal settlement liabilities and provision for excess and obsolete inventory of $22.0 million, $6.0 million, $3.2 million, $1.6 million, and $1.5 million respectively. We had gain on investment accretion and amortization of $6.7 million. Cash provided included an increase in deferred revenue of $6.5 million, a decrease of inventories of $4.3 million, an increase in accrued expenses and other liabilities of $0.7 million. This was partially offset by an increase of trade accounts receivable of $7.3 million, an increase in prepaid expenses and other assets of $9.5 million, a decrease in the legal settlement of $0.3 million, and a decrease of operating lease liabilities of $3.1 million, and a decrease of trade accounts payables of $1.8 million.

Investing activities

Net cash used in investing activities during the year ended December 31, 2024 was $83.0 million driven by purchases of marketable securities of $274.1 million, the purchase of the Cytometric Engineering Ltd. (d.b.a. FlowCEL) business of $0.5 million, purchases of property and equipment of $3.5 million, purchase of intangible assets of $0.2 million, partially offset by proceeds from maturities of marketable securities of $195.0 million, and proceeds from sales of property and equipment of $0.3 million.

Net cash used in investing activities during the year ended December 31, 2023 was $93.9 million driven by purchases of marketable securities of $175.9 million, the purchase of the FCI business of $44.9 million, purchases of property and equipment of $4.6 million, purchase of intangible assets of $0.2 million, and payment of investments in Japan of $0.2 million, partially offset by proceeds from maturities of marketable securities of $132.0 million.

Financing activities

Net cash used in financing activities during the year ended December 31, 2024 was $15.8 million driven by $21.6 million of costs related to our share repurchase program, $0.6 million in loan repayment costs and payments for taxes related to net share settlement of equity awards of $0.6 million, partially offset by proceeds from line of credit of $4.2 million, the issuance of our common stock under our equity incentive plans of $1.0 million and the issuance of our common stock under our Employee Stock Purchase Plan of $1.7 million.

Net cash used in financing activities during the year ended December 31, 2023 was $41.8 million driven by $44.2 million of costs related to our share repurchase program, $0.6 million in loan repayment costs and payments for taxes related to net share settlement of equity awards of $0.4 million, partially offset by the issuance of our common stock under our equity incentive plans of $1.5 million and the issuance of our common stock under our Employee Stock Purchase Plan of $1.9 million.

Contractual Obligations and Commitments

During the year ended December 31, 2024, there were no material changes to our contractual obligations and commitments from those described under "Management's Discussion and Analysis of Financial Condition" which is contained in our Form 10-K and filed with the SEC on March 13, 2024.

Off-balance sheet arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet financing arrangements or any relationships with unconsolidated entities or financial partnerships, including entities sometimes referred to as structured finance or special purpose entities, that were established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Critical accounting policies, significant judgments and use of estimates

We have prepared our consolidated financial statements in accordance with GAAP. Our preparation of these consolidated financial statements requires us to make estimates, assumptions and judgments that affect the reported amounts of assets, liabilities, revenue, expenses, and related disclosures. We evaluate our estimates and judgments on an ongoing basis. We based our estimates on our historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources.

Actual results could therefore differ materially from these estimates under different assumptions or conditions. We believe that the accounting policies discussed below are critical to understanding our historical and future performance, as these policies relate to the more significant areas involving management's judgments and estimates.

While our significant accounting policies are described in Note 2 to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K, we believe that the following accounting policies are the most critical to understanding and evaluating our reported consolidated financial results.

Revenue recognition

Our product revenue primarily consists of sale of our instruments, instrument accessories, such as loaders and, to a lesser extent, consumables such as reagents. We offer multiple versions of our instruments with different price points based on the number of lasers integrated in the systems. We also derive revenue from sales of our conventional flow cytometry system, which is available for sale in China. We recognize product revenue when control of the instrument is transferred to the customer.

Our service revenue consists of post-warranty service contracts, preventative maintenance plans, repairs, installation and quality check, customer training and other specialized product support services. We recognize service contract revenue ratably over the term of the contract and other service obligations as they are performed. Revenue is recognized when control of promised goods or services is transferred to a customer in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To determine revenue recognition for its arrangements with customers, we perform the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation.

A performance obligation is a promise in a contract to transfer a distinct good or service to the customer and is defined as the unit of account for revenue recognition under the contract with customers guidance. Performance obligations are considered distinct if they are both capable of being distinct, and distinct within the context of the contract. The

Company identified the following performance obligations in the contracts: product sales of instrument systems, installation on instrument systems, delivery of instrument accessories such as loaders, consumables, reagents, extended service contracts and professional services revenue for post-warranty service contracts, preventative maintenance plans, repairs, installations, training, time and material services and other specialized support services. A good or service is distinct when the customer can benefit from the good or service either on its own or together with other resources that are readily available from third parties or from the Company, and is distinct in the context of the contract, where the transfer of the good or service is separately identifiable from other promises in the contract.

Payments from customers are in arrears. For arrangements where the anticipated period between timing of transfer of services and the timing of payment is one year or less, we have elected to not assess whether a significant financing component exists. For arrangements with terms greater than one year, payments are either received up-front for reasons other than financing, or received according to financing arrangements and contract terms. Revenue is recognized only to the extent that it is probable that a significant reversal of the cumulative amount recognized will not occur in future periods.

Certain of our sales contracts involve the delivery or performance of multiple products and services within contractually binding arrangements. Significant judgment is sometimes required to determine the appropriate accounting for such arrangements, including whether the deliverables specified in a contract with multiple promises should be treated as separate performance obligations for revenue recognition purposes and, if so, how the related sales price should be allocated among the performance obligations, when to recognize revenue for each performance obligation, and the period over which revenue should be recognized. For most of our performance obligations, we have established the stand-alone selling prices ("SSP") as a range rather than a single value, based on standalone sales of products. We allocate revenue to the performance obligations based on their relative standalone selling prices SSP.

Taxes, such as sales, value-add and other taxes, collected from customers concurrent with revenue generating activities and remitted to governmental authorities are not included in revenue. Shipping and handling costs associated with outbound freight are accounted for as a fulfillment cost and are included in cost of sales.

The following describes the nature of our primary types of revenue and the revenue recognition policies and significant payment terms as they pertain to the types of transactions we enter into with our customers.

Product revenue

Our standard arrangement for sales to end users is generally a purchase order or an executed contract. Product revenue is recognized upon transfer of control of the product to the customer, which, for us, generally occurs at a point in time depending on the shipping terms. Payment terms are generally 30 to 90 days from the date of invoicing.

Our distributor arrangements with our customers include a purchase order. The purchase order is governed by terms and conditions of the distributor agreements. Revenue is recognized upon transfer of control of the products to the distributor, which for us, occurs at a point in time depending on the shipping terms.

Service revenue

Our services are primarily a mix of service contracts, installation services, and time and material-based repair and support. We recognize revenue from the sale of service contracts over the respective period, while revenue on product support is recognized as the services are performed. Service contracts are typically between one and three years. Payment terms are generally 30 days from the date of invoicing. Installation revenue is recognized upon completion of the installation, which, for us, occurs at a point in time.

Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is computed using standard cost, which approximates actual cost on a first-in, first-out basis. We regularly monitor inventory quantities on hand and record write-downs for excess and obsolete inventories based on our estimate of demand for our products, potential obsolescence of technology, product life cycles, and whether pricing trends or forecasts indicate that the carrying value of inventory exceeds its estimated selling price. These factors are impacted by market and economic conditions, technology changes, and new product introductions and require estimates that may include elements that are uncertain. Our estimates of forecasted demand are based upon our analysis and assumptions including, but not limited to, expected product lifecycles, product development plans and historical usage by product. If inventory is written down, a new cost basis is established that cannot be increased in future periods.

Contract assets and contract liabilities

Contract assets are recorded when the amount of revenue recognized exceeds the amount invoiced to the customer and the right to payment is not solely subject to the passage of time. As of December 31, 2024 and 2023, we had immaterial amounts of contract assets included within prepaid expenses and other current assets on the consolidated balance sheets.

Contract liabilities consist of fees invoiced or paid by our customers for which the associated services have not been performed and revenue has not been recognized based on our revenue recognition criteria described above. Such amounts are reported as deferred revenue for service and customer deposits for instruments on the consolidated balance sheets. Deferred revenue that is expected to be recognized during the following 12 months is recorded as a current liability and the remaining portion is recorded as noncurrent.

Legal Settlement Liability

In the fourth quarter of 2024, we determined that it was necessary to revise our long-term forecasted net sales subject to royalties under the BD settlement as a result of the current macroeconomic conditions and headwinds. As a result, we remeasured the fair value of the legal settlement liability presented in the Consolidated Balance Sheets as of December 31, 2024. Based on the updated forecast, we recorded a $7.3 million reduction of the legal settlement liability, with a corresponding change to interest income (expense), net in the Consolidated Statements of Operations and Comprehensive Income (Loss) for the year ended December 31, 2024. See Note 11 to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K for further details.

Stock-based compensation

We maintain an equity incentive compensation plan under which incentive stock options and nonqualified stock options to purchase common stock, and restricted stock units for common stock, are granted primarily to employees and non-employee consultants.

Stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense over the vesting period. The fair value of stock options is estimated using the Black-Scholes option pricing model. We record forfeitures as they occur.

The Black-Scholes model considers several variables and assumptions in estimating the fair value of stock- based awards. These variables include the per share fair value of the underlying common stock, exercise price, expected term, risk-free interest rate, expected annual dividend yield and expected stock price volatility over the expected term. For all stock options granted, we calculated the expected term using the simplified method for standard stock option awards. After our IPO, the fair value of our common stock is determined by the closing price of our common stock on the date of grant as reported on the Nasdaq Global Select Market. The risk-free interest rate is based on the yield available on U.S. Treasury zero-coupon issues similar in duration to the expected term of the equity-settled award.

The following table summarizes the weighted-average assumptions used in estimating the fair value of stock options granted during each of the periods presented:

	Year Ended December 31,		
	2024	2023	2022
Expected term (in years)	6.00	5.96	5.91
Expected volatility	73 %	71 %	75 %
Risk-free interest rate	4 %	4 %	2 %
Dividend yield	—	—	—

Expected volatility—Expected volatility is estimated by analyzing the historical volatility of selected industry peers, and the Company's historical market data for the assessment corresponds to the expected term of the awards.

Expected term—Expected term represents the period that our stock-based awards are expected to be outstanding and is determined using the simplified method.

Risk-free interest rate—The risk-free interest rate is based on the U.S. Treasury zero-coupon issued in effect at the time of grant for periods corresponding with the expected term of the option.

Dividend yield— The expected dividend yield is zero as we have never declared or paid cash dividends and have no current plans to do so in the foreseeable future.

Recently adopted accounting pronouncements

See Note 2 to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K for a description of recent accounting pronouncements applicable to our financial statements.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk.

We are exposed to market risk in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily the result of fluctuations in foreign currency exchange rates.

Interest rate risk

The market risk inherent in our financial instruments and in our financial condition represents the potential loss arising from adverse changes in interest rates or exchange rates. As of December 31, 2024, we had cash and cash equivalents of $98.7 million, which consisted primarily of money market funds and bank deposits. The primary objective of our investment is to preserve principal and provide liquidity. These money market funds and bank deposits generate interest income at variable rates.

We therefore do not believe we are exposed to, nor do we anticipate being in the near future exposed to, material risk due to changes in interest rates because of the short-term nature of our cash and cash equivalents.

Foreign currency risk

Our revenue has been generated across the globe, mainly in the United States, Europe and Asia. Our foreign currency risk related to our revenue and operating expenses denominated in currencies other than the U.S. dollar, primarily the renminbi and the euro, causes both our revenue and our operating results to be impacted by fluctuations in the exchange rates.

As we expand our presence in international markets, our results of operations and cash flows may increasingly be subject to fluctuations due to changes in foreign currency exchange rates and may be adversely affected in the future due to changes in foreign exchange rates. To date, we have not entered into any hedging arrangements intended to minimize the impact of these fluctuations in the exchange rates. As our international operations grow, we intend to continue to reassess our approach to manage our risk relating to fluctuations in currency rates.

We do not believe that either inflation or foreign currency risk had a material effect on our business, financial condition, or results of operations during the periods presented. Please see the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations— Non-GAAP Financial Measure" for a presentation of revenue on a constant currency basis, which provides information regarding our operating performance excluding the effects of foreign currency volatility.

Item 8. Financial Statements and Supplementary Data.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of Cytek Biosciences, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Cytek Biosciences, Inc. and subsidiaries (the "Company") as of December 31, 2024 and 2023, the related consolidated statements of operations and comprehensive (loss) income, stockholders' equity, cash flows, for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 27, 2025, expressed an adverse opinion on the Company's internal control over financial reporting because of material weaknesses.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Inventories – Excess and Obsolete Inventories — Refer to Notes 2 and 5 to the financial statements

Critical Audit Matter Description

The Company records write-downs for excess and obsolete inventories based on the Company's estimate of demand for its products, potential obsolescence of technology, product life cycles, and whether pricing trends or forecasts indicate that the carrying value of inventory exceeds its estimated selling price. These factors are impacted by market and economic conditions, technology changes, and new product introductions and require estimates that may include elements that are uncertain. The Company's estimates of forecasted demand are based upon analysis and assumptions including, but not limited to, expected product lifecycles, product development plans and historical usage by product. The Company's inventories balance is $43.9 million as of December 31, 2024.

We identified excess and obsolete inventories as a critical audit matter because of the estimates and assumptions made by management to evaluate inventories for excess and obsolescence, especially considering the uncertainty present in these estimates and assumptions. This required a high degree of auditor judgment when performing audit procedures to evaluate the reasonableness of management's estimates and assumptions related to excess and obsolete inventories.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to excess and obsolete inventories included the following, among others:

- ◦ We tested the effectiveness of internal controls over management's estimates and assumptions used to evaluate excess and obsolete inventories, including internal controls over the estimates of demand for products.

- ◦ We evaluated the reasonableness of management's method, assumptions, and judgments used in developing their estimate of excess and obsolete inventories, which included estimates of demand for its products, potential obsolescence of technology, product life cycles, pricing trends and forecasts, and selling prices.

- ◦ We tested underlying data used and considered by management in making their estimates and assumptions related to excess and obsolete inventories, including the amount of inventory on hand, estimates of demand for products, and historical usage by product.

- ◦ We compared actual inventory usage and write-down activity in the current year to the excess and obsolete estimates made by management in the prior year to evaluate management's ability to make accurate estimates.

- ◦ We selected a sample of inventory items from a) those management determined to be excess and obsolete and b) those management did not determine to be excess and obsolete, and performed the following:

  - • We evaluated the reasonableness of management's estimates and assumptions by obtaining product-specific information.

  - • We inquired of management, including personnel with operational roles, regarding the estimates and assumptions specific to the selected inventory items.

- ◦ We considered inventory write-downs made subsequent to December 31, 2024 in evaluating the reasonableness of management's estimates and assumptions related to excess and obsolete inventories.

/s/ Deloitte & Touche LLP

San Jose, California
February 27, 2025

We have served as the Company's auditor since 2019.

Cytek Biosciences, Inc.
Consolidated Balance Sheets

(In thousands, except share and per share data)		December 31, 2024		December 31, 2023
Assets				
Current assets:				
Cash and cash equivalents	$	98,716	$	167,299
Restricted cash		29		331
Marketable securities		179,145		95,111
Trade accounts receivable, net		60,588		55,928
Inventories		43,893		60,877
Prepaid expenses and other current assets		14,075		12,514
Total current assets		396,446		392,060
Deferred income tax assets, noncurrent		33,374		30,487
Property and equipment, net		17,962		18,405
Operating lease right-of-use assets		10,168		10,853
Goodwill		16,663		16,183
Intangible assets, net		20,128		23,084
Other noncurrent assets		4,759		3,385
Total assets	$	499,500	$	494,457
Liabilities and stockholders' equity				
Current liabilities:				
Trade accounts payable	$	5,529	$	3,032
Legal settlement liability, current		1,705		2,561
Accrued expenses		21,443		20,035
Other current liabilities		13,494		7,903
Deferred revenue, current		25,492		22,695
Total current liabilities		67,663		56,226
Legal settlement liability, noncurrent		9,036		16,477
Deferred revenue, noncurrent		16,098		15,132
Operating lease liability, noncurrent		7,552		9,479
Long term debt		1,050		1,648
Other noncurrent liabilities		2,364		2,431
Total liabilities	$	103,763	$	101,393
Commitments and contingencies (Note 18)				
Stockholders' equity:				
Common stock, $0.001 par value; 1,000,000,000 authorized shares as of December 31, 2024 and December 31, 2023, respectively; 129,205,901 and 130,714,906 issued and outstanding shares as of December 31, 2024 and December 31, 2023, respectively.		129		131
Additional paid-in capital		430,791		423,386
Accumulated deficit		(35,199)		(29,178)
Accumulated other comprehensive gain (loss)		16		(1,275)
Total stockholders' equity		395,737		393,064
Total liabilities and stockholders' equity	$	499,500	$	494,457

The accompanying notes are an integral part of these consolidated financial statements

Cytek Biosciences, Inc.
Consolidated Statements of Operations and Comprehensive (Loss) Income

(In thousands, except share and per share data)		Year Ended December 31				
		2024		2023		2022
Revenue, net:						
Product	$	153,263	$	156,717	$	148,600
Service		47,190		36,298		15,436
Total revenue, net		200,453		193,015		164,036
Cost of sales:						
Product		69,088		65,327		49,955
Service		20,259		18,262		13,107
Total cost of sales		89,347		83,589		63,062
Gross profit		111,106		109,426		100,974
Operating expenses:						
Research and development		39,402		44,151		34,858
Sales and marketing		49,114		49,148		33,230
General and administrative		43,113		43,972		34,690
Total operating expenses		131,629		137,271		102,778
Loss from operations		(20,523)		(27,845)		(1,804)
Other income (expense):						
Interest income (expense), net (Notes 11, 12)		5,239		(2,071)		(2,573)
Interest income		5,121		6,413		4,619
Other income, net		4,463		7,794		1,018
Total other income, net		14,823		12,136		3,064
(Loss) income before income taxes		(5,700)		(15,709)		1,260
Provision for (benefit from) income taxes		320		(3,561)		(1,224)
Net (loss) income	$	(6,020)	$	(12,148)	$	2,484
Less: net loss allocated to noncontrolling interests		—		—		92
Net (loss) income attributable to common stockholders, basic and diluted	$	(6,020)	$	(12,148)	$	2,576
Net (loss) income attributable to common stockholders per share, basic	$	(0.05)	$	(0.09)	$	0.02
Net (loss) income attributable to common stockholders per share, diluted	$	(0.05)	$	(0.09)	$	0.02
Weighted-average shares used in calculating net (loss) income per share, basic		130,611,330		135,283,044		134,510,831
Weighted-average shares used in calculating net (loss) income per share, diluted		130,611,330		135,283,044		138,562,111
Comprehensive (loss) income:						
Net (loss) income	$	(6,020)	$	(12,148)	$	2,484
Foreign currency translation adjustment, net of tax		1,193		(549)		(1,611)
Unrealized gain (loss) on marketable securities		97		(29)		17
Net comprehensive (loss) income	$	(4,730)	$	(12,726)	$	890

The accompanying notes are an integral part of these consolidated financial statements

Cytek Biosciences, Inc
Consolidated Statements of Stockholders' Equity

(In thousands, except share data)	Common stock Shares	Common stock Amount	Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive (loss) income	Noncontrolling interest in consolidated subsidiary	Total stockholders' equity
Balances at December 31, 2021	133,749,663	$ 126	$ 423,625	$ (19,606)	$ 897	$ 343	$ 405,385
Shares issued in connection with employee stock plans	1,632,467	9	2,876				2,885
Shares of Common Stock withheld related to net share settlement	(16,749)	—	(209)				(209)
Stock-based compensation			16,595				16,595
Unrealized gain on marketable securities					17		17
Foreign currency translation adjustment, net of tax					(1,611)		(1,611)
Net income				2,576			2,576
Noncontrolling interest						(92)	(92)
Balances at December 31, 2022	135,365,381	$ 135	$ 442,887	$ (17,030)	$ (697)	$ 251	$ 425,546
Shares issued in connection with employee stock plans	1,723,511	2	1,465				1,467
Proceeds from Employee Stock Purchase Plan	296,236	—	1,855				1,855
Shares of Common Stock withheld related to net share settlement	(56,442)	—	(419)				(419)
Repurchase of shares	(6,613,780)	(6)	(44,465)				(44,471)
Stock-based compensation			22,048				22,048
Noncontrolling interest			15			(251)	(236)
Unrealized gain on marketable securities					(29)		(29)
Foreign currency translation adjustment, net of tax					(549)		(549)
Net Loss				(12,148)			(12,148)
Balances at December 31, 2023	130,714,906	$ 131	$ 423,386	$ (29,178)	$ (1,275)	$ —	$ 393,064
Shares issued in connection with employee stock plans	2,193,491	2	1,013				1,015
Proceeds from Employee Stock Purchase Plan	358,547	—	1,705				1,705
Shares of Common Stock withheld related to net share settlement	(89,419)	—	(554)				(554)
Repurchase of shares	(3,971,624)	(4)	(21,607)				(21,611)
Stock-based compensation			26,848				26,848
Unrealized loss on marketable securities					97		97
Foreign currency translation adjustment, net of tax					1,193		1,193
Net loss				(6,020)			(6,020)
Balances at December 31, 2024	129,205,901	$ 129	$ 430,791	$ (35,199)	$ 16	$ —	$ 395,737

The accompanying notes are an integral part of these consolidated financial statements

Cytek Biosciences, Inc
Consolidated Statements of Cash Flows

(In thousands)		Year Ended December 31,		
		2024	2023	2022
Cash flows from operating activities:				
Net (loss) income	$	(6,020) $	(12,148) $	2,484
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities:				
Depreciation and amortization		7,212	6,048	2,492
Amortization of operating lease-right-of use assets		3,278	3,182	3,167
Allowance for credit losses		(64)	269	102
Stock-based compensation		26,848	22,048	16,595
Loss on disposal of property and equipment		55	7	—
Provision for excess and obsolete inventory		1,646	1,468	756
Deferred income taxes		(2,886)	—	—
Gain on investments, accretion, and amortization, net		(5,211)	(6,661)	(77)
Interest expenses for accretion of the legal settlement liabilities		(7,192)	1,577	2,178
Change in operating assets and liabilities:				
Trade accounts receivable		(5,428)	(7,332)	(19,744)
Inventories		14,755	4,286	(17,653)
Prepaid expenses and other assets		(2,809)	(9,515)	(19,362)
Trade accounts payable		2,582	(1,784)	1,862
Accrued expenses and other liabilities		(817)	729	7,470
Legal settlement liabilities		(1,105)	(298)	373
Deferred revenue		3,737	6,520	9,411
Lease liabilities		(3,202)	(3,115)	(2,285)
Net cash provided by (used in) operating activities		25,379	5,281	(12,231)
Cash flows from investing activities:				
Purchases of marketable securities		(274,062)	(175,935)	(44,454)
Maturities of marketable securities		195,000	132,000	—
Purchase of property and equipment		(3,525)	(4,648)	(9,748)
Proceeds from sales of property and equipment		288	—	—
Acquisition of business		(471)	(44,896)	—
Purchase of intangible assets (patents)		(204)	(179)	(120)
Payment for investment		—	—	(1,587)
Payment for additional investment in Cytek Japan, net of cash acquired		—	(236)	—
Net cash used in investing activities		(82,974)	(93,894)	(55,909)
Cash flows from financing activities:				
Proceeds from line of credit		4,181	—	—
Payment for repurchase of shares		(21,611)	(44,151)	—
Proceeds from loan		—	—	2,983
Repayment of loan		(557)	(565)	(50)
Proceeds from Employee Stock Purchase Plan		1,704	1,855	1,585
Payments for taxes related to net share settlement of equity awards		(554)	(419)	(209)
Proceeds from issuance of common stock under employee stock plans		1,015	1,468	1,204
Net cash (used in) provided by financing activities		(15,822)	(41,812)	5,513
Effect of exchange rate changes on cash, cash equivalents and restricted cash		4,532	(1,445)	(2,491)
Cash, cash equivalents and restricted cash:				
Net decrease in cash, cash equivalents and restricted cash		(68,885)	(131,870)	(65,118)
Cash, cash equivalents and restricted cash at beginning of period		167,630	299,500	364,618
Cash, cash equivalents and restricted cash at end of period	$	98,745 $	167,630 $	299,500
Supplemental disclosure of cash flow information:				
Cash paid for taxes	$	3,828 $	5,305 $	10,390
Non-cash investing and financing activities:				
Fixed asset purchases in accounts payable at period end	$	177 $	40 $	67

89

Intangible asset in accrued expenses at period end	$	—	$	510	$	30
Accrued excise taxes for share repurchase	$	—	$	320	$	—
Derecognition of right-of-use assets	$	205	$	—	$	—
Stock option exercise in other receivables at period end	$	—	$	—	$	96
Operating Lease Right-of-use assets obtained in exchange for operating lease liabilities	$	2,716	$	—	$	—
Holdback amount in business acquisition	$	100	$	—	$	—

The accompanying notes are an integral part of these consolidated financial statements

1. Description of business

Cytek Biosciences, Inc. ("Cytek" or the "Company") is a leading cell analysis solutions company advancing the next generation of cell analysis tools with its novel technical approach of leveraging the full spectrum of fluorescence signatures from multiple lasers to distinguish fluorescent tags on single cells ("Full Spectrum Profiling" or "FSP" technology). The Company is focused on becoming the premier cell analysis company through continued innovation that facilitates scientific advances in biomedical research and clinical applications.

The Company has successfully developed and manufactured its full spectrum flow cytometry platform ("instrument(s)" or "product(s)"). The Company's FSP cell analyzers, the Cytek Aurora and Northern Lights systems, deliver high-resolution, high-content and high-sensitivity cell analysis. The Company also launched its Cytek Aurora cell sorter ("Aurora CS system"), which leverages FSP technology to further broaden potential applications across cell analysis. The Company's FSP platform includes instruments, accessories, reagents, software, and services to provide a comprehensive and integrated suite of solutions for its customers.

On February 28, 2023, the Company completed the acquisition of certain assets (the "FCI Acquisition") relating to the flow cytometry and imaging business of Luminex Corporation ("Luminex"), including relating to the business of manufacturing, marketing, selling, servicing and maintaining Amnis- and Guava-branded instruments, and flow cytometry reagent products and services (the "FCI Business"). The acquired FCI Business includes conventional flow and image-based flow cytometry instrumentation and related products and services (the "FCI Products").

The Company was incorporated in the state of Delaware in December 2014 and is headquartered in Fremont, California with offices, manufacturing facilities and distribution channels across the globe.

2. Basis of presentation and summary of significant accounting policies

The Company has prepared the accompanying consolidated financial statements in accordance with accounting principles generally accepted in the United States of America ("GAAP"). Any reference in these notes to applicable guidance is meant to refer to the authoritative GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASUs") of the Financial Accounting Standards Board ("FASB").

Principles of consolidation

The consolidated financial statements include the accounts of Cytek Biosciences, Inc., its wholly-owned subsidiaries, Cytek Biosciences B.V. (Netherlands), Cytek Biosciences GmbH (Germany), Cytek Biosciences Ltd (UK), Cytek Biosciences Pte. Ltd. (Singapore), Cytek Biosciences S.A.S. (France), Cytek Limited (Hong Kong), Cytek Japan Corporation ("Cytek Japan"), Cytek (Shanghai) Biosciences Co., Ltd., and Cytek (Wuxi) Biosciences Co., Ltd. ("Cytek Wuxi"). All intercompany accounts and transactions have been eliminated in consolidation.

Variable interest entities and voting interest entities

The Company determines whether it has a controlling financial interest in an entity by first evaluating whether the entity is a variable interest entity ("VIE") and therefore subject to the consolidation requirements under the VIE model. Only if the entity does not meet the definition of a VIE, the Company will apply the voting interest model ("VOE") or other applicable GAAP metric. VOEs are entities in which the total equity investment at risk is sufficient to enable the entity to finance itself independently and provides the equity holders with the obligation to absorb losses, the right to receive residual returns and the right to make decisions about the entity's activities. The Company consolidates VOEs in which it has greater than 50% of the voting shares and other equity holders do not have substantive voting, participating or liquidation rights. As defined in applicable accounting standards, VIEs are entities that lack one or more of the characteristics of a voting interest entity. A controlling financial interest in a VIE is present when an enterprise has both the power to direct the activities of the VIE that most significantly impact the VIE's economic performance and an obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE. The Company consolidates a VIE where it has been determined that the Company is the primary beneficiary of the entity's operations. The Company does not currently hold an interest in a VIE.

Use of estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses and the disclosure of contingent assets and liabilities in the Company's consolidated financial statements and accompanying notes as of the date of the consolidated financial statements. These estimates and assumptions are based on current facts, historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the recording of expenses that are not readily apparent from other sources. Actual results may differ materially and adversely from these estimates.

Operating segments

Operating segments are defined as components of an enterprise about which separate discrete information is available for evaluation by the chief operating decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance. The Company's Chief Executive Officer, who is the chief operating decision maker, reviews financial information on an aggregate basis for allocating and evaluating financial performance. The Company operates and manages its business as one reportable and operating segment.

Foreign currency translation and transactions

The Company has determined that the functional and reporting currency for its operations across the globe is the functional currency of the Company's international subsidiaries. Accordingly, all foreign balance sheet accounts have been translated into U.S. dollars using the rate of exchange at the respective balance sheet date. Components of the consolidated statements of operations and comprehensive (loss) income have been translated at the average exchange rate for the year or the reporting period. Translation gains and losses are recorded in accumulated other comprehensive (loss) income as a component of stockholders' equity. Gains or losses arising from currency exchange rate fluctuations on transactions denominated in a currency other than the local functional currency are included in the consolidated statements of operations and comprehensive (loss) income.

Cash, cash equivalents, and restricted cash

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash equivalents are carried at cost, which approximates fair value.

The Company's cash, cash equivalents, and restricted cash consist of money held in demand depository accounts and money market funds. The carrying amount of cash, cash equivalents, and restricted cash was $98.7 million and $167.6 million as of December 31, 2024 and 2023, respectively, which approximates fair value and was determined based upon Level 1 inputs. The money market account is valued using quoted market prices with no valuation adjustments applied and is categorized as Level 1. The Company limits its credit risk associated with cash and cash equivalents by maintaining its bank accounts at major and reputable financial institutions. The Company's cash and cash equivalents balance exceeded the federally insured limit of $250,000 as of December 31, 2024 and 2023.

The Company classifies restricted cash as current on the accompanying consolidated balance sheets based upon the term of the remaining restrictions.

The following is a summary of cash, cash equivalents and restricted cash on the consolidated balance sheets (in thousands):

	December 31, 2024	December 31, 2023
Cash	$ 32,251	$ 22,407
U.S. Treasury	4,743	—
Money market funds	61,722	144,892
Restricted cash	29	331
Total cash, cash equivalents and restricted cash as presented on the consolidated statements of cash flows	$ 98,745	$ 167,630

Short-term restricted cash

As of December 31, 2024, two bank guarantees to Cytek Biosciences B.V. totaled $29,000 (EUR 27,540). The restricted cash is related to two customers and is based on a 12-month period warranty security that will be released in 2025.

Investments

Available-for-sale investments. The Company's investments may consist of U.S. treasury and U.S. government agency securities, corporate notes and bonds, commercial paper, and money market funds. The Company has designated all investments as available-for-sale and, therefore, such investments are reported at fair value, with unrealized gains and losses recorded in accumulated other comprehensive (loss) income. The Company generally holds securities until maturity; however, they may be sold under certain circumstances including, but not limited to, when necessary for the funding of acquisitions and other strategic investments. Realized gains and losses on the sale of investments are recorded in interest and other income (expenses), net in the consolidated statements of operations. Investments with remaining maturities at date of purchase greater than 90 days and remaining maturities as of the reporting period less than one year are classified as short-term investments. Investments with remaining maturities greater than one year are classified as long-term investments.

Equity Investment. The Company's investment consists of non-marketable equity investments in a privately held company. The Company's non-marketable equity investments do not have readily determinable fair values. Therefore, the Company elects to apply the measurement alternative and record these investments at cost, less any impairment, plus or minus observable price changes in orderly transactions for identical or similar investments of the same issuer. Investment is included within other noncurrent assets on our consolidated balance sheets and adjustments to their carrying amounts are recorded in other income (expense), net in the consolidated statements of operations. There were no material events or circumstances impacting the carrying amount of our strategic investments during the year ended December 31, 2024.

Trade accounts receivable, net

The Company's accounts receivable consists principally of amounts due related to product sales of instrument systems and accessories, as well as installation and repair services. These receivables are generally due within 30 to 90 days of the period in which the corresponding sales occur, do not bear interest, and are classified as trade accounts receivable, net on the consolidated balance sheets. Trade accounts receivable are reported at their estimated net realizable value.

Allowance for credit losses

The Company adopted ASU 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments ("ASU 2016-13, Financial Instruments - Credit Losses") on December 31, 2022, which was retroactively applied as of the first day of fiscal year 2022, as further described within the section below titled Recently Adopted Accounting Pronouncements. This accounting standard requires companies to measure expected credit losses on financial instruments based on the total estimated amount to be collected over the lifetime of the instrument. Prior to the adoption of this accounting standard, the Company recorded incurred loss reserves against receivable balances based on current and historical information.

Expected credit losses for uncollectible receivable balances consider both current conditions and reasonable and supportable forecasts of future conditions. Current conditions considered include pre-defined aging criteria, as well as specified events that indicate the balance due is not collectible. Reasonable and supportable forecasts used in determining the probability of future collection consider publicly available macroeconomic data and whether future credit losses are expected to differ from historical losses.

The Company is not party to any off-balance sheet arrangements that would require an allowance for credit losses in accordance with this accounting standard.

The changes in the allowance for credit losses for the year ended December 31, 2024 were as follows (in thousands):

Allowance for credit losses		
Balance at December 31, 2022	$	102
Cumulative effect adjustment upon adoption of ASU 2016-13		—
Balance at January 1, 2023		102
Utilization of allowance for credit losses		—
Provision for credit losses		270
Balance at December 31, 2023	$	372
Utilization of allowance for credit losses		(197)
Provision for credit losses		135
Balance at December 31, 2024	$	310

Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is computed using standard cost, which approximates actual cost on a first-in, first-out basis. The Company regularly monitors inventory quantities on hand and records write-downs for excess and obsolete inventories based on an estimate of demand for products, potential obsolescence of technology, product life cycles, and whether pricing trends or forecasts indicate that the carrying value of inventory exceeds its estimated selling price. These factors are impacted by market and economic conditions, technology changes, and new product introductions and require estimates that may include elements that are uncertain. The Company's estimates of forecasted demand are based upon analysis and assumptions including, but not limited to, expected product lifecycles, product development plans and historical usage by product. If inventory is written down, a new cost basis is established that cannot be increased in future periods.

Property and equipment, net

Property and equipment are recorded at cost, net of accumulated depreciation. Depreciation is recorded using the straight-line method based on the estimated useful lives of the depreciable property or, for leasehold improvements, the remaining term of the lease, whichever is shorter. Assets not yet placed in use are not depreciated. The Company's estimated useful lives of its property and equipment are as follows:

	Estimated Useful Lives
Building	20 years
Furniture and fixtures	7 years
Laboratory equipment	5 years
Office and computer equipment	3 years
Leasehold improvements	Shorter of expected lease term or estimated useful life

Upon sale or retirement of the assets, the cost and related accumulated depreciation are removed from the accounts and the resulting gain or loss is recognized in the consolidated statement of operations and comprehensive (loss) income. Expenditures for general maintenance and repairs are expensed as incurred.

Goodwill and intangible assets, net

Goodwill represents the excess of the purchase price over the fair value of the net tangible and identifiable intangible assets acquired in a business combination. Intangible assets resulting from the acquisition of entities are estimated by management based on the fair value of assets received. Intangible assets are amortized on a straight-line basis over the estimated useful lives. The Company's estimated useful lives of its intangible assets are as follows:

	Estimated Useful Lives
Patent	20 years
Trademarks	10 years
Trade name	2 - 15 years
FCI developed technology	1 - 6 years
Customer relationship	7 - 9 years
Reagent licenses	7 years
IP license	5 years

Accounting for Impairment of Long-Lived Assets

Long-lived assets with finite lives include property and equipment and acquired intangible assets. The Company evaluates long-lived assets, including acquired intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets held and used is measured by comparison of the carrying amount of an asset or an asset group to estimated undiscounted future net cash flows expected to be generated by the asset or asset group. If the carrying amount of an asset exceeds these estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the assets exceeds the fair value of the asset or asset group.

Goodwill and indefinite-lived intangible assets are not amortized but rather tested for impairment at least annually in the fourth quarter, or more frequently if events or changes in circumstances indicate that impairment may exist. Goodwill impairment is recognized when the quantitative assessment results in the carrying value of the reporting unit exceeding its fair value, in which case an impairment charge is recorded to goodwill to the extent the carrying value exceeds the fair value, limited to the amount of goodwill. The Company did not recognize any impairment of goodwill for all periods presented.

Fair value of financial instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

Level 1—Quoted prices in active markets for identical assets or liabilities.

Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The categorization of a financial instrument within the valuation hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company recognizes transfers between levels of the fair value hierarchy on the date of the event or change in circumstances that caused the transfer.

The carrying amounts reflected in the consolidated balance sheets for cash and cash equivalents, trade accounts receivable, net, trade accounts payable and accrued expenses approximate their fair values.

Revenue recognition

The Company's product revenue consists of sales of its instrument systems and accessories. The Company recognizes product revenue at the point in time when control of the product is transferred to the customer.

The Company's service revenue primarily consists of post-warranty service contracts, installations and repairs, which are recognized over time. Post-warranty service contracts are recognized ratably over the term of the contract and installations and repair services are recognized as they are delivered to the customer.

Revenue is recognized when control of promised goods or services is transferred to a customer in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To determine revenue recognition for its arrangements with customers, the Company performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation.

Invoicing for products occurs upon shipment and is adjusted based on the applicable International Commercial Terms, and payment terms are 30 to 90 days. Service contracts are invoiced upfront and payment terms are generally 30 days. For those arrangements that have terms greater than one year, any payments received upfront are for reasons other than financing. Revenue is recognized only to the extent that it is probable that a significant reversal of the cumulative amount recognized will not occur in future periods. The Company does not typically offer discounts, rebates, incentives, or rights of return. Variable consideration is not material.

Certain of the Company's sales contracts involve the delivery or performance of multiple products and services within contractually binding arrangements. The Company has determined these performance obligations qualify as distinct performance obligations, as the customer can benefit from the good or service on its own or together with other resources that are readily available to the customer, and the Company's promise to transfer the good or service is separately identifiable from other promises in the contract. For these arrangements that contain multiple performance obligations, the Company allocates transaction price based on the relative standalone selling price ("SSP") method by comparing the SSP of each distinct performance obligation to the total value of the contract. The Company uses a range of amounts to estimate SSP for products and services sold together in a contract to determine whether there is a discount to be allocated based on the relative SSP of the various products and services. In instances where SSP is not directly observable, such as when the Company does not sell the product or service separately, the Company determines the SSP using information that may include market conditions and other observable inputs.

Sales, value-add and other taxes, collected from customers concurrent with revenue generating activities and remitted to governmental authorities are not included in revenue. Shipping and handling costs associated with outbound freight are accounted for as a fulfillment cost and are included in cost of sales.

The Company recognizes revenue in certain circumstances before product delivery occurs (commonly referred to as bill-and-hold transactions). When the Company enters into bill-and-hold arrangements, the Company determines if the customer obtains control of the product by determining (a) the reason for the bill-and-hold arrangement; (b) whether the product was identified separately as belonging to the customer; (c) whether the product was ready for physical transfer to the customer; and (d) whether the Company was unable to utilize the product or direct it to another customer. For bill-and-hold arrangements, the associated product inventory is identified separately by the Company as belonging to the customer and is ready for physical transfer.

During the twelve months ended December 31, 2024 and December 31, 2023, the Company recorded $0.0 million and $14.9 million, respectively, of revenue under bill-and-hold arrangements. As of December 31, 2024 and December 31, 2023, $0.0 million and $5.4 million, respectively, was included in revenue for products that had not yet shipped. As of December 31, 2022, revenue recorded under bill-and-hold arrangements was $12.1 million.

Product revenue

The Company's standard arrangement for sales to end users is a purchase order or an executed contract. Revenue is recognized upon transfer of control of the product to the customer, which occurs at a point in time depending on the shipping terms.

The Company's arrangements with its distributors include a purchase order. The purchase order is governed by terms and conditions set forth in the applicable distribution agreement. Revenue is recognized upon transfer of control of the products to the distributor, which occurs at a point in time depending on the shipping terms.

Service revenue

The Company's service revenue primarily consists of post-warranty service contracts, installations and repairs, which are recognized over time. Post-warranty service contracts are recognized ratably over the term of the contract and installations and repair services are recognized as they are delivered to the customer. Service contracts are typically between one and three years.

Contract liabilities

Contract liabilities consist of fees invoiced or paid by the Company's customers for which the associated services have not been performed and revenue has not been recognized based on the Company's revenue recognition criteria described above. Such amounts are reported as deferred revenue for service and customer deposits for instruments on the consolidated balance sheets. Deferred revenue that is expected to be recognized during the following 12 months is recorded as a current liability and the remaining portion is recorded as noncurrent.

Assurance-type product warranties

The Company provides a one year assurance-type warranty that is included with the sale of its instruments. At the time revenue is recognized for the products, the Company establishes an accrual for estimated warranty expense based on historical data and trends of product reliability and costs of repairing and replacing defective products. The Company exercises judgment in estimating the expected product warranty costs, using data such as the historical repair costs. While management believes that historical experience provides a reliable basis for estimating such warranty cost, unforeseen quality issues or component failure rates could result in future costs in excess of such estimates, or alternatively, improved quality and reliability in the Company's products could result in actual expenses that are below those currently estimated.

Deferred offering costs

Deferred offering costs, which consist of direct incremental legal, consulting, banking and accounting fees, are capitalized, and are offset against proceeds from an offering upon the effectiveness of the offering.

On August 26, 2022, the Company filed with the SEC an automatic shelf registration statement on Form S-3ASR (File No. 333-267118) (the "Registration Statement"). In connection with the filing of the Registration Statement, the Company also entered into a sales agreement (the "2022 Sales Agreement") with Piper Sandler & Co. ("Piper") as sales agent to sell from time to time up to $150 million of the Company's common stock through an "at-the-market" offering program as defined in Rule 415 promulgated under the Securities Act of 1933, as amended (the "Securities Act").

Pursuant to the terms of the 2022 Sales Agreement, the aggregate compensation payable to Piper is up to 3% of the gross proceeds from the sale of common stock sold by Piper pursuant to the 2022 Sales Agreement. Each party agreed in the 2022 Sale Agreement to provide indemnification and contribution against certain liabilities, including liabilities under the Securities Act, subject to the terms of the 2022 Sales Agreement. As of December 31, 2024, the Company has not made any sales of common stock pursuant to the 2022 Sales Agreement. Accordingly, $0.7 million in transaction expenses recorded as prepaid offering costs have not yet been expensed in transaction expenses recorded.

Research and development costs

Research and development costs are expensed as incurred. Research and development expenses to date consist primarily of salaries, benefits, stock-based compensation, independent contractor costs, laboratory supplies, equipment maintenance, materials expenses, and software license fees. Payments made prior to the receipt of goods or services to be used in research and development activities are recorded as prepaid expenses until the related goods or services are received.

Advertising costs

The cost of advertising, marketing and media is expensed as incurred. For the years ended December 31, 2024, 2023 and 2022 advertising, marketing and media expenses were $3.8 million, $3.4 million and $2.5 million, respectively.

Stock-based compensation

The Company maintains an equity incentive compensation plan under which incentive stock options and nonqualified stock options to purchase common stock, and restricted stock units for common stock, are granted to employees and non-employee consultants. Stock-based compensation cost is measured at the grant date, based on the fair value of the award, and is recognized as expense over the requisite service period. The fair value of stock options granted to employees is estimated using the Black-Scholes option pricing model. The Company records forfeitures as they occur. The weighted-average assumptions used in estimating the fair value of stock options granted during each of the periods presented are:

Expected Volatility—Expected volatility is estimated by analyzing the historical volatility of selected industry peers, and the Company's historical market data for the assessment corresponds to the expected term of the awards.

Expected Term—Expected term represents the period that the Company's stock-based awards are expected to be outstanding and is determined using the simplified method.

Dividend Yield— The expected dividend yield is zero as the Company has never declared or paid cash dividends and has no current plans to do so in the foreseeable future.

Risk-Free Interest Rate—The risk-free interest rate is based on the U.S. Treasury zero-coupon issued in effect at the time of grant for periods corresponding with the expected term of the option.

Income taxes

The Company accounts for income taxes under an asset and liability approach. Deferred income taxes comprise the impact of temporary differences between assets and liabilities recognized for financial reporting purposes and the amounts recognized for income tax reporting purposes, net operating loss carryforwards, and other tax credit carryforwards measured by applying currently enacted tax laws. A valuation allowance is provided when necessary to reduce deferred tax assets to an amount that is more likely than not to be realized.

The Company determines whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The Company uses a two-step approach to recognize and measure uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained upon tax authority examination, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon ultimate settlement. The Company's policy for interest and penalties related to uncertain tax positions is to recognize interest and penalties, if any, in interest expense and other expense, respectively, in the accompanying consolidated statement of operations. Accrued interest and penalties, if any, are included in accrued expenses in the consolidated balance sheet.

The Company files income tax returns in the U.S. federal jurisdiction, various U.S. state jurisdictions and foreign jurisdictions. The U.S. state and foreign jurisdictions have statutes of limitations that generally range from three to five years. The Company's federal, state and foreign income tax returns are subject to examination unless the statutes of limitations close. The Company is not currently under examination for federal, state, and foreign income tax purposes.

The Company intends to reinvest its undistributed earnings of its foreign operations. Following enactment of the 2017 Tax Cuts and Jobs Act, the repatriation of cash to the United States is generally no longer taxable for federal income tax purposes. However, the repatriation of cash held outside the United States could be subject to applicable foreign withholding taxes and state income taxes. The Company may remit foreign earnings to the United States to the extent it is tax efficient to do so. It does not expect the tax impact from remitting these earnings to be material. The Company adopted this guidance on January 1, 2021 on a prospective basis, and the adoption did not have a material impact to the Company's consolidated financial statements.

Net income (loss) attributable to common stockholders per share

Basic net income (loss) attributable to common stockholders per share and diluted net income (loss) attributable to common stockholders per share are computed using the weighted-average number of shares of common stock outstanding for the period. Net income (loss) per share attributable to common stockholders is calculated using the two-class method, which is an earnings allocation formula that determines net income (loss) per share for the holders of shares of the Company's common stock and participating securities. The Company's redeemable convertible preferred stock contains participation rights in any dividend paid by the Company and is deemed to be a participating security. The participating securities include a contractual obligation to participate in the income of the Company and are included in the calculation of net income (loss) per share in the periods in which net income (loss) is recorded.

Diluted net income (loss) attributable to common stockholders per share is computed using the more dilutive of (a) the two-class method or (b) the if-converted method. The Company allocates earnings first to preferred stockholders based on non-cumulative dividend rights if and when declared and then to common and preferred stockholders based on ownership interests. The weighted-average number of shares of common stock included in the computation of diluted net income attributable to common stockholders per share gives effect to all potentially dilutive common stock equivalents, including outstanding options and redeemable convertible preferred stock.

Common stock equivalents are excluded from the computation of diluted net income (loss) attributable to common stockholders per share if their effect is antidilutive.

Business Combinations

The Company uses the acquisition method of accounting under ASC 805, *Business Combinations*. Each acquired company's operating results are included in the Company's consolidated financial statements starting on the date of acquisition. The purchase price is equivalent to the fair value of consideration transferred. Tangible and identifiable intangible assets acquired and liabilities assumed as of the date of acquisition are recorded at the acquisition date fair value. Goodwill is recognized for the excess of purchase price over the net fair value of assets acquired and liabilities assumed.

Amounts allocated to assets and liabilities are based upon their estimated fair values. Such valuations require management to make significant estimates and assumptions, especially with respect to the identifiable intangible assets. Management makes estimates of fair value based upon assumptions believed to be reasonable and that of a market participant. These estimates are based on historical experience and information obtained from the management of the acquired companies and the estimates are inherently uncertain. The separately identifiable intangible assets generally include developed technology, customer relationships, trade names, and reagent licenses.

Supplier Finance Program

On May 17, 2024, Cytek Wuxi entered into a Kuaiyifu Business Cooperation Agreement with the Bank of Communications Co., Ltd. to implement a supplier financing program which enables certain Cytek Wuxi suppliers, at their sole discretion, to sell their Cytek Wuxi receivables (i.e., Cytek Wuxi's payment obligations to the suppliers) to the Bank of Communications Co., Ltd. on a non-recourse basis in order to be paid earlier than current payment terms provide.

Cytek Wuxi's payment terms to the Bank of Communications Co., Ltd., including the timing and amount of payments, are based on the original supplier invoices. Cytek Wuxi's current payment terms with a majority of its suppliers are typically between 30 and 90 days. Cytek Wuxi undertakes unconditional payment obligations with respect to the suppliers' account receivable transferred to the bank under the supplier finance program.

The program allowed for the transfer of supplier receivables up to an aggregate outstanding balance of $20.0 million Chinese renminbi (approximately US $2.8 million) through December 25, 2024. As of December 25, 2024, the program had no outstanding balance, and no supplier had transferred their receivables to the Bank of Communications Co., Ltd. The program expired on December 25, 2024.

Recently adopted accounting pronouncements

In November 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures ("ASU 2023-07"), which requires all public entities, including public entities with a single reportable segment, to provide in interim and annual periods one or more measures of segment profit or loss used by the chief operating decision maker to allocate resources and assess performance. Additionally, the standard requires disclosure of significant segment expenses and other segment items as well as incremental qualitative disclosures.

The Company adopted ASU 2023-07 effective December 31, 2024, on a retrospective basis. The adoption of 2023-07 did not change the way that the Company identifies its reportable segments and, as a result, did not have a material impact on the Company's segment-related disclosures. Refer to Note 22 for further information on the Company's reportable segment.

Recently Issued Accounting Pronouncements

In December 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures ("ASU 2023-09")*, which requires enhanced income tax disclosures, including specific categories and disaggregation of information in the effective tax rate reconciliation, disaggregated information related to income taxes paid, income or loss from continuing operations before income tax expense or benefit, and income tax expense or benefit from continuing operations. The requirements of the ASU are effective for annual periods beginning after December 15, 2024, with early adoption permitted. The Company is currently evaluating the impact of this pronouncement.

In November 2024, the FASB issued ASU 2024-03, *Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosure (Subtopic 220-40): Disaggregation of Income Statement Expenses* ("ASU 2024-03"), which requires disclosure about the types of costs and expenses included in certain expense captions presented on the income statement. The new disclosure requirements are effective for the Company's annual periods beginning after December 15, 2026, and interim periods beginning after December 15, 2027, with early adoption permitted. The Company is currently in the process of evaluating the impact of this pronouncement on our related disclosures.

3.   Concentrations of credit risk and other risks and uncertainties

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash, cash equivalents and marketable securities. The Company maintains accounts in federally insured financial institutions in excess of federally insured limits. Management believes the Company is not exposed to significant credit risk due to the financial position of the depository institutions in which these deposits are held and of the money market funds in which these investments are made. The Company holds marketable securities with high credit ratings.

4.   Revenue from contracts with customers

Disaggregation of revenue

The following table depicts the disaggregation of revenue by sales channel mix and customer mix as defined by the nature of workflows (in thousands):

		Year Ended December 31,				
		2024		2023		2022
Sales channel mix						
Direct sales channel	$	149,874	$	147,169	$	129,098
Distributor channel		50,579		45,846		34,938
Total revenue, net	$	200,453	$	193,015	$	164,036
Customer mix						
Academia and government	$	80,911	$	82,145	$	73,706
Biotechnology, pharmaceutical, distributor and contract research organizations		119,542		110,870		90,330
Total revenue, net	$	200,453	$	193,015	$	164,036

Revenue by geographical markets is presented in Note 22, *Segment Information and Geographic Data*.

Remaining performance obligations

The following table includes estimated revenues expected to be recognized in the future related to performance obligations that are unsatisfied (or partially satisfied) as of December 31, 2024 (in thousands):

		Less than 1 year		Greater than 1 year		Total
Product revenue	$	1,123	$	—	$	1,123
Service revenue		24,369		16,098		40,467
Total revenue	$	25,492	$	16,098	$	41,590

Contract balances

The Company had immaterial amounts of contract assets included within prepaid expenses and other current assets on the consolidated balance sheets. The following table provides information about deferred revenue from contracts with customers, and customer deposits (in thousands):

	December 31, 2024		December 31, 2023	
Contract liabilities:				
Deferred revenue, current	$	25,492	$	22,695
Deferred revenue, long-term	$	16,098	$	15,132
Customer deposits, which are included in 'Other current liabilities'		1,118		1,438
Total contract liabilities	$	42,708	$	39,265

The following provides a roll-forward of the contract liabilities (in thousands):

Contract liabilities		
Balance at December 31, 2021	$	17,889
Revenue recognized		(24,686)
Revenue deferred		34,462
Balance at December 31, 2022	$	27,665
Revenue recognized		(36,298)
Revenue deferred		47,898
Balance at December 31, 2023	$	39,265
Revenue recognized		(47,190)
Revenue deferred		50,633
Balance at December 31, 2024	$	42,708

5. Balance sheet details

Inventories

The following table shows the components of inventory (in thousands):

	December 31, 2024		December 31, 2023	
Raw materials	$	22,571	$	35,718
Work in progress		6,488		10,454
Finished goods		14,834		14,705
Total inventories	$	43,893	$	60,877

Prepaid expenses and other current assets

The following table shows the components of prepaid expenses and other current assets (in thousands):

	December 31, 2024	December 31, 2023
Prepaid expenses:		
Prepaid inventory	$ 115	$ 292
Prepaid rent	47	255
Prepaid insurance	804	990
Prepaid income tax	7,380	5,813
Other	3,786	2,742
Other current assets:		
Tax refund receivable	—	192
Other	1,943	2,230
Total prepaid expenses and other current assets	$ 14,075	$ 12,514

Accrued expenses

The following table shows the components of accrued expenses (in thousands):

	December 31, 2024	December 31, 2023
Accrued expenses:		
Accrued compensation and related benefits	$ 14,765	$ 13,748
Professional service fees	1,694	665
Purchases	1,851	1,871
Product warranty	1,796	2,805
Other	1,337	946
Total accrued expenses	$ 21,443	$ 20,035

For the product warranty analysis refer to Note 20.

Other current liabilities

The following table shows the components of other current liabilities (in thousands):

	December 31, 2024	December 31, 2023
Other current liabilities:		
Customer deposits	$ 1,118	$ 1,438
Income tax payable	1,516	1,297
Sales and use tax payable	2,043	1,763
Operating lease liability, current	3,756	2,444
Current portion of loan	4,658	565
Other	403	396
Total other current liabilities	$ 13,494	$ 7,903

6. Fair value of financial instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the reporting date. The categorization of a financial instrument within the valuation hierarchy is based on the lowest level of input that is significant to the fair value measurement. The following table sets forth the fair value of the Company's financial assets and liabilities by level within the fair value hierarchy (in thousands):

Description:	December 31, 2024		Quoted prices in active markets for identical assets (level 1)		Significant other observable inputs (level 2)		Significant unobservable inputs (level 3)	
Cash equivalents:								
Money market funds	$	61,722	$	61,722	$	—	$	—
U.S. Treasury		4,743		4,743		—		—
Short-term investments:								
U.S. Treasury		161,477		161,477		—		—
Corporate bonds		1,977				1,977		
Commercial paper		15,691		—		15,691		—
Total	$	245,610	$	227,942	$	17,668	$	—

	December 31, 2023		Quoted prices in active markets for identical assets (level 1)		Significant other observable inputs (level 2)		Significant unobservable inputs (level 3)	
Cash equivalents:								
Money market funds	$	144,892	$	144,892	$	—	$	—
Short-term investments:								
U.S. Treasury		47,366		47,366		—		—
Federal agency securities		35,818		—		35,818		—
Commercial paper		11,927		—		11,927		—
Total	$	240,003	$	192,258	$	47,745	$	—

The Company did not have any transfers of financial assets measured at fair value on a recurring basis to or from Level 1, Level 2 or Level 3 for any of the periods presented.

The table above does not include the Company's investments in privately held equity securities. Non-marketable equity investments of $1.6 million are included within Other noncurrent assets on the consolidated balance sheet as of December 31, 2024.

7. Investments

The following tables summarize the Company's investments in available-for-sale securities by significant investment category reported as short-term as of December 31, 2024 (in thousands):

	December 31, 2024							
	Amortized Cost		Gross Unrealized Gains		Gross Unrealized Loss		Estimated Fair Value	
Marketable securities:								
U.S. Treasury	$	161,401	$	88	$	(12)	$	161,477
Corporate bonds		1,976		1		—		1,977
Commercial paper		15,684		11		(4)		15,691
Total available-for-sale investments	$	179,061	$	100	$	(16)	$	179,145

The following table summarizes the contractual maturities of the Company's available-for-sale securities at December 31, 2024 (in thousands):

| | December 31, 2024 | |
	Amortized Cost	Fair Value
Mature in less than one year	$ 179,061	$ 179,145
Total	$ 179,061	$ 179,145

The following tables summarize the Company's investments in available-for-sale securities by significant investment category reported as short-term as of December 31, 2023 (in thousands):

| | December 31, 2023 | | | |
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Loss	Estimated Fair Value
Marketable securities:				
U.S. Treasury	$ 47,347	$ 19	$ —	$ 47,366
Federal agency securities	35,840	—	(22)	35,818
Commercial paper	11,937	—	(10)	11,927
Total available-for-sale investments	$ 95,124	$ 19	$ (32)	$ 95,111

The following table summarizes the contractual maturities of the Company's available-for-sale securities at December 31, 2023 (in thousands):

| | December 31, 2023 | |
	Amortized Cost	Fair Value
Mature in less than one year	$ 95,124	$ 95,111
Total	$ 95,124	$ 95,111

8. Property and equipment, net

The following table shows the components of property and equipment, net (in thousands):

	December 31, 2024	December 31, 2023
Laboratory equipment	$ 11,639	$ 9,472
Leasehold improvements	3,224	3,623
Building and land	7,763	7,653
Construction in progress	357	256
Office and computer equipment	1,495	1,235
Furniture and fixtures	2,198	2,086
Total property and equipment	26,676	24,325
Less: accumulated depreciation	(8,714)	(5,920)
Property and equipment, net	$ 17,962	$ 18,405

Total depreciation expense for the years ended December 31, 2024, 2023, and 2022 were $3.5 million, $2.8 million and $1.7 million, respectively.

9. Acquisition

On February 28, 2023, the Company completed the FCI Acquisition for an aggregate cash consideration of $44.9 million.

The FCI Acquisition expanded Cytek's product portfolio to include high-resolution cell images with the speed, sensitivity and phenotyping abilities of flow cytometry and added cost-effective, entry-level and personal instrument options to broaden the market and research areas it services.

The acquisition was accounted for as a business combination in accordance with ASC 805. The purchase price has been allocated to tangible assets and identifiable intangible assets acquired and liabilities assumed based upon their estimated fair values, with the exception of contract liabilities assumed which are recognized and measured in accordance with ASC 606, *Revenue from Contracts with Customers*. The Company finalized its accounting for the FCI Acquisition during the fourth quarter of 2023.

During the year ended December 31, 2024, the Company recorded the following changes as a result of measurement period adjustments to the fair value of the initial assets as follows:

- Property and equipment increased by $1.4 million

- Deferred tax assets increased by $0.6 million

- Customer relationships increased by $0.1 million

- Developed technologies increased by $0.7 million

- Trade names increased by $0.2 million

The measurement period adjustments noted above decreased goodwill by $3.0 million.

The following table summarizes the estimated fair value of assets acquired and liabilities assumed at the date of the FCI Acquisition:

	(in thousands)
Fair value of assets acquired and liabilities assumed:	
Inventories	$ 18,695
Property and equipment	3,040
Prepaid expenses	70
Deferred tax assets	570
Intangible assets	
Customer relationships	8,600
Amnis ImageStream developed technology	10,000
Guava easyCyte and Muse developed technology	140
Amnis FlowSight and CellStream developed technology	20
Amnis trade name	2,900
Guava trade name	90
Goodwill	6,039
Deferred revenue	(4,952)
Accrued warranty costs	(316)
Fair value of net assets acquired	$ 44,896

The $6.0 million of goodwill arising from the FCI Acquisition is primarily attributed to significant time-to-market advantages, as the Company gained immediate access to the FCI Products, existing relationships and business infrastructure and knowledgeable and experienced workforce. The goodwill is deductible for tax purposes. The Company has integrated the FCI Business into its existing business structure, which is comprised of a single reportable segment and a single reporting unit.

Intangible assets identified for recognition separate from goodwill were those that satisfied either the contractual or legal criterion or the separability criterion in the accounting guidance. The identifiable intangible assets acquired and their estimated useful lives for amortization are as follows:

	Fair Value	Useful life (years)
	(In thousands, except for years)	
Customer relationships	$ 8,600	9
Amnis ImageStream developed technology	10,000	6
Guava easyCyte and Muse developed technology	140	2
Amnis FlowSight and CellStream developed technology	20	1
Amnis trade name	2,900	15
Guava trade name	90	3
Total	$ 21,750	

The customer relationships intangible asset represents the fair value of the underlying relationships with existing customers of the FCI Business. The trade name intangible asset represents the fair value of brand and name recognition associated with the marketing of the FCI Products. The FCI developed technology intangible asset represents the fair value of access to certain imaging and microcapillary technologies.

The fair value of the intangible assets acquired were estimated using variations of the income approach. The fair value of the customer relationships intangible asset was determined based on the multi-period excess earnings method and the relief-from-royalty method was utilized to estimate the fair values of the trade name and FCI developed technology intangible assets. The key assumptions used in estimating the fair values of intangible assets included forecasted financial information; customer retention rates; factors for technological obsolescence; royalty rates and discount rates. The cash flow projections were discounted using rates ranging from 29.0% to 39.0% The cash flows were based on estimates used to price the transaction, including market participant considerations, and the discount rates applied were benchmarked with reference to the implied rate of return from the transaction model and the weighted average cost of capital.

All acquired intangibles are being amortized over their estimated useful lives using the straight-line method of amortization.

The fair value assigned to the assets acquired are based on reasonable assumptions and estimates that market participants would use. Actual results may differ from these estimates and assumptions.

The results of operations for the FCI Business are included in the consolidated financial statements of the Company from the date of the acquisition.

10. Goodwill and intangible assets, net

On October 28, 2024, Cytek Biosciences Ltd completed an immaterial acquisition of certain assets of Cytometric Engineering Ltd. (d.b.a. FlowCEL) for cash consideration of $571,732. The increase in goodwill and the customer relationships intangible during the year ended December 31, 2024 was primarily due to this acquisition.

The following table shows the components of intangible assets, net (in thousands):

	December 31, 2024	December 31, 2023
Patents and trademarks	$ 890	$ 638
Trade name	3,792	3,823
IP license	10,636	10,636
Customer relationships	11,351	10,800
Reagent license	1,800	1,800
Total intangible assets	28,469	27,697
Less: accumulated amortization	(8,341)	(4,613)
Intangible assets, net	$ 20,128	$ 23,084

Total amortization expense for the years ended December 31, 2024, 2023 and 2022 were approximately $3.7 million, $3.2 million, $0.8 million, respectively.

11. Legal settlement liability

On February 13, 2018, Becton, Dickinson, and Company ("BD") filed a lawsuit against the Company alleging trade secret misappropriation and copyright infringement. On October 6, 2020, the Company entered into a Settlement, License and Equity Issuance Agreement with BD pursuant to which the Company and BD agreed to a mutual release of all claims against each other as of the date thereof (the "BD Agreement"). Additionally, BD granted Cytek a non-exclusive, irrevocable, perpetual, worldwide and non-transferrable license to certain BD patents and covenanted that it would not enforce or permit or encourage the enforcement of BD patents against Cytek or its affiliates in connection with the development, manufacture, use, importation, offer for sale or sale of its then-current instruments. In exchange, the Company agreed that Cytek and its affiliates would not dispute or challenge in a legal proceeding the validity, enforceability or scope of the applicable BD patent claims and agreed to make certain payments to BD, including (i) a one-time upfront payment of $2.0 million, (ii) a low single digit royalty payment for ten years, based on net sales of certain of its products, (iii) $6.0 million milestone payment upon the occurrence of a certain sales threshold, and (iv) a specified payment upon the closing of a change of control transaction, if any. The Company also issued 2,087,545 shares of the Company's common stock to BD during the year ended December 31, 2020 in connection with the BD settlement. The Company achieved the sales milestone and made the milestone payment in the quarter ended December 31, 2021.

The Company separated the settlement agreement into two elements, the litigation settlement and future licensing rights. The Company could not readily determine the fair value of the litigation settlement of prior infringement claims between the Company and BD. Therefore, the Company applied the residual method and allocated the difference between the total present value consideration payable under the BD Agreement and the estimated fair value of the future licensing rights to the litigation settlement element. The Company determined the estimated fair value of the future licensing rights based on the relief from royalty method. The significant assumptions used were the market royalty rate estimated as a royalty rate that a market participant would pay to license the BD intellectual property, forecasted sales subject to the market royalty rate and the discount rate.

The patents in question were determined to have an average useful life of 18 months. Accordingly, beginning the second quarter of 2022, the remaining contractual payments were classified as operating expenses as they were considered deferred litigation settlement. The Company recorded $0.0 million, $0.0 million, and $0.6 million product cost of sales related to royalty expense for the years ended December 31, 2024, 2023, and 2022, respectively. The Company recorded $5.5 million of reduction in interest expense for the years ended December 31, 2024, and $1.6 million, and $2.2 million of interest expense for the years ended December 31, 2023, and 2022, respectively, to accrete the present value discount of the payment streams over the payment period of ten years from the settlement date using the effective interest rate method. The Company made a one-time upfront payment and issued 2,087,545 shares of the Company's common stock to BD during the year ended December 31, 2020. The Company recorded legal settlement liability on the consolidated balance sheets of $10.7 million and $19.0 million as of December 31, 2024 and December 31, 2023, respectively, and will record licensing expense in future periods.

In the fourth quarter of 2024, the Company determined that it was necessary to revise its long-term forecasted net sales subject to royalties under the BD settlement as a result of the current macroeconomic conditions and headwinds. As a result, the Company remeasured the fair value of the legal settlement liability presented in the Consolidated Balance Sheets as of December 31, 2024. Based on the updated forecast, the Company recorded a $7.3 million reduction of the legal settlement liability, with a corresponding change to interest income (expense), net in the Consolidated Statements of Operations and Comprehensive Income (Loss) for the year ended December 31, 2024.

The following table shows the components of the legal settlement liability (in thousands):

	December 31, 2024	December 31, 2023
Current:		
Legal settlement liability	$ 1,705	$ 2,561
Noncurrent:		
Legal settlement liability	9,036	16,477
Total legal settlement liability	$ 10,741	$ 19,038

12. Debt

On November 7, 2022, Cytek Wuxi entered a fixed asset loan agreement with Bank of Communications, China (the "Wuxi Loan"). The Wuxi Loan was denominated in Chinese renminbi and collateralized by Cytek Wuxi's cash deposit to the bank. The deposit was in a separate account with Cytek Wuxi's name, but the use of such account was restricted. The Company presented the deposit as restricted cash on the audited consolidated balance sheets as of December 31, 2022. In

April 2023, the restricted cash account was released. The purchased building in Wuxi serves as collateral for the Wuxi Loan. The total loan amount was $2.9 million and the loan term is five years. As of December 31, 2024, the total loan amount left is $1.6 million. The current portion of the loan, $0.5 million, is included in other current liabilities. The fixed interest rate on the loan was 4.5%.

On January 16, 2024, the Company signed a maximum credit agreement with Bank of Communications, China for 40 million Chinese renminbi (approximately US $5.7 million). This credit is collateralized by the Wuxi building purchased in November 2023. 20 million Chinese renminbi (approximately US $2.8 million) under the credit agreement serves as collateral for the Wuxi Loan. The remaining 20 million Chinese renminbi (approximately US $2.8 million) can be borrowed, as needed, as a short-term loan for normal business operation requirements. The line of credit is available from December 25, 2023 to December 25, 2024.

On February 28, 2024, based on the above mentioned line of credit, Cytek Wuxi entered into a one year loan agreement with Bank of Communications, China. The loan is denominated in Chinese renminbi and collateralized by the building purchased by Cytek Wuxi in November 2023. The total loan amount was 10 million Chinese renminbi (approximately US $1.4 million) and the interest rate is fixed at 3.45%. The loan effective term is February 28, 2024 to February 28, 2025. The interest expenses are paid on a monthly basis. The loan will be used for operating expenses. The current portion of the line of credit loan of 10 million Chinese renminbi (approximately US $1.4 million) is included in other current liabilities. Cytek Wuxi intends to pay off the total loan amount of 10 million Chinese renminbi (approximately US $1.4 million) that it borrowed from Bank of Communications, China, at the end of the loan term on February 28, 2025.

On October 24, 2024, the Company signed a maximum credit agreement with the Bank of China, Wuxi Branch, for 37 million Chinese renminbi (approximately US $5.2 million). This credit is collateralized by Cytek Wuxi's cash deposit to the bank. The 37 million Chinese renminbi (approximately US $5.2 million) can be borrowed, as needed, as a short-term loan for normal business operation requirements. The line of credit is available from October 24, 2024 to September 22, 2025. During the fourth quarter, the Company withdrew 10 million Chinese renminbi (approximately US $1.4 million) in November and an additional 10 million Chinese renminbi (approximately US $1.4 million) in December to support its operational needs. The outstanding balance as of December 31, 2024, was 17 million Chinese renminbi (approximately US $2.4 million).

13.   **Common stock**

As of December 31, 2024, the Company has authorized 1,000,000,000 shares of common stock at $0.001 par value. Holders of common stock are entitled to one vote per share, and to receive dividends, only and if declared by the Company's Board of Directors (the "Board") and, upon liquidation or dissolution, are entitled to receive all assets available for distribution to stockholders, subordinate to the rights, preferences and privileges of any outstanding preferred stock with respect to dividends and in connection with a liquidation, winding up and dissolution of the Company. The holders have no preemptive or other subscription rights.

On August 26, 2022, the Company filed with the SEC an automatic shelf registration statement on Form S-3ASR (File No. 333-267118) (the "Registration Statement"). In connection with the filing of the Registration Statement, the Company also entered into a sales agreement (the "2022 Sales Agreement") with Piper Sandler & Co. ("Piper") as sales agent to sell from time to time up to $150 million of the Company's common stock through an "at-the-market" offering program as defined in Rule 415 promulgated under the Securities Act.

Pursuant to the terms of the 2022 Sales Agreement, the aggregate compensation payable to Piper is up to 3% of the gross proceeds from the sale of common stock sold by Piper pursuant to the 2022 Sales Agreement. Each party agreed in the 2022 Sale Agreement to provide indemnification and contribution against certain liabilities, including liabilities under the Securities Act, subject to the terms of the 2022 Sales Agreement. As of December 31, 2024, the Company has not made any sales of common stock pursuant to the 2022 Sales Agreement. Accordingly, $0.7 million in transaction expenses recorded as prepaid offering costs have not yet been expensed in transaction expenses recorded.

On May 17, 2023, the Board approved a program for the repurchase by the Company of up to an aggregate of $50 million of its outstanding common stock. During the three months ended December 31, 2023, the Company repurchased 5,332,769 shares of its outstanding common stock for a total cost of approximately $34.6 million at an average price per share of $6.49. During the twelve months ended December 31, 2023, the Company repurchased 6,613,780 shares of its outstanding common stock for a total cost of approximately $44.2 million at an average price per share of $6.66. The commission costs related to the repurchases were $0.1 million for both the three months and twelve months ended December 31, 2023. The repurchase program was used to return capital to shareholders and to minimize the dilutive impact of stock options and other stock-based awards. The repurchased shares of common stock were retired. The repurchase program expired on December 31, 2023.

On June 6, 2024, the Board approved a program for the repurchase by the Company of up to an aggregate of $50 million of its outstanding common stock. During the three months ended December 31, 2024, the Company repurchased 1,332,950 shares of its outstanding common stock for a total cost of approximately $7.0 million at an average price per share of $5.21. During the twelve months ended December 31, 2024, the Company repurchased 3,971,624 shares of its outstanding common stock for a total cost of approximately $21.6 million at an average price per share of $ $5.41. As of December 31, 2024, the Company had a remaining authorized amount of $28.5 million in the repurchase program. The repurchase program was used to return capital to shareholders and to minimize the dilutive impact of stock options and other stock-based awards. The repurchased shares of common stock were retired. The repurchase program expired on December 31, 2024.

Under these two repurchase programs, the Company has purchased an aggregate of 10,585,404 shares of its outstanding common stock for a total cost of approximately $65.5 million at an average price per share of $6.19.

On December 11, 2024, the Board approved a new program for the repurchase by the Company of up to an aggregate of $50 million of its outstanding common stock commencing January 1, 2025, to succeed the expiration of the previous repurchase program on December 31, 2024.

On August 16, 2022, the Inflation Reduction Act of 2022, or IRA, was signed into law. Among other things, the IRA imposes a 15% corporate alternative minimum tax for tax years beginning after December 31, 2022, levies a 1% excise tax on net stock repurchases after December 31, 2022, and provides tax incentives to promote clean energy. Beginning in 2023, net stock repurchases are subject to the excise tax. As of December 31, 2024, we have accrued $0.4 million excise taxes related with our shares buy back.

14.   Stock-based compensation plan

Stock Plans

As of December 31, 2024, the Company had three stock-based compensation plans (the "Plans") which are described below.

2015 Equity Incentive Plan

In March 2015, the Board approved the 2015 Equity Incentive Plan ("2015 Plan"), which provided for the granting of stock options to employees, directors and consultants of the Company. As of the effective date of the 2021 Plan described below, the 2015 Plan was terminated and no further equity awards may be granted pursuant to the 2015 Plan. Outstanding stock options granted under the 2015 Plan will continue to be governed by the provisions of the 2015 Plan until expiration or exercise, whichever is earlier.

2021 Equity Incentive Plan

In July 2021, the Board approved the 2021 Equity Incentive Plan (the "2021 Plan"), which provides for the granting of stock options, stock appreciation rights, restricted stock awards, restricted stock unit ("RSU") awards, performance awards, and other awards to employees, directors and consultants of the Company. The 2021 Plan became effective on July 22, 2021 in connection with the IPO. Upon the 2021 Plan's effective date, there were 18,000,000 shares of the Company's common stock reserved for issuance thereunder. On January 1 of each year commencing after the effective date of the IPO and continuing through and including January 1, 2031, the number of shares of the Company's common stock reserved for issuance under the 2021 Plan will increase automatically by an amount equal to 4% of the number of shares of the Company's common stock outstanding on the preceding December 31, unless the Board elects to authorize a lesser number of shares prior to the applicable January 1. As of December 31, 2024, the total number of shares of common stock available for issuance under the 2021 Plan was 22,266,746 shares.

2021 Employee Stock Purchase Plan

In July 2021, the Board approved the 2021 Employee Stock Purchase Plan (the "ESPP"). The ESPP became effective on July 22, 2021 in connection with the IPO. Upon the ESPP's effective date, there were 2,000,000 shares of the Company's common stock reserved for issuance thereunder. On January 1 of each year commencing after the effective date of the IPO and continuing through and including January 1, 2031, the number of shares of the Company's common stock reserved for issuance under the ESPP will increase automatically by an amount equal to the lesser of (1) 1% of the number of shares of the Company's common stock outstanding on the preceding December 31, (2) 5,000,000 shares and (3) a number of shares determined by the Board. During the year ended December 31, 2024, 358,547 shares were issued pursuant to purchases under the ESPP. As of December 31, 2024, the total number of shares of common stock available for issuance under the ESPP was 5,150,823 shares.

Stock option valuation assumptions

The Company estimates the fair value of each stock option grant on the date of grant using the Black-Scholes option pricing model. The model assumptions include expected volatility, expected term, dividend yield, and the risk-free interest rate. The expected volatility was based on the volatility of a group of similar entities. The Company derived expected term by using the "simplified" method (the expected term is determined as the average of the time-to-vesting and contractual life of the option), as the Company has limited historical information to develop expectations about future exercise patterns and post vesting employment termination behavior. The Company based the risk-free rate on U.S. Treasury zero-coupon issues with remaining terms similar to the expected term of the option. The Company has never paid any dividends and does not anticipate paying dividends in the foreseeable future, and therefore used an expected dividend yield of zero in the valuation model.

Stock Options

The following table shows stock option activity during the periods indicated (in thousands except share and per share data):

	Number of options outstanding	Weighted-average exercise price	Weighted-average remaining contractual term (in years)	Aggregate intrinsic value
Balance as of December 31, 2022	7,578,635	$ 7.76	7.42	$ 37,200
Options granted	1,295,948	10.09		
Options exercised	(1,099,160)	1.33		
Options forfeited	(363,937)	12.36		
Options expired	(191,784)	14.60		
Balance as of December 31, 2023	7,219,702	$ 8.74	6.90	$ 23,574
Options granted	1,916,670	6.86		
Options exercised	(821,266)	1.23		
Options forfeited	(320,447)	9.63		
Options expired	(230,202)	13.59		
Balance as of December 31, 2024	7,764,457	$ 8.89	6.85	$ 10,810
Options exercisable as of December 31, 2024	5,296,767	$ 8.79	6.07	$ 10,587

The weighted-average grant date fair value of options granted during the years ended December 31, 2024, 2023, and 2022 were $4.61, $6.64, and $8.21 per share, respectively.

There was $14.2 million of unrecognized stock-based compensation expense related to unvested stock options as of December 31, 2024. The unrecognized stock-based compensation expense is estimated to be recognized over a period of 2.29 years as of December 31, 2024.

The Company currently uses authorized and unissued shares to satisfy option exercises.

The aggregate intrinsic value is calculated as the difference between the exercise price and the estimated fair value of the Company's common stock as of December 31, 2024.

RSU Awards

The following table shows RSU awards activity during the periods indicated:

	Shares	Weighted-average grant date fair value per share	Weighted-average remaining contractual term (in years)	Aggregate intrinsic value (in thousands)
Unvested balance at December 31, 2022	1,169,508	$ 13.36	1.59	$ 11,941
Granted	2,445,364	10.05		
Vested	(624,351)	12.20		
Forfeited	(382,264)	11.02		
Unvested balance at December 31, 2023	2,608,257	$ 10.88	1.51	$ 23,787
Granted	3,530,685	$ 6.92		
Vested	(1,372,225)	9.57		
Forfeited	(545,839)	9.12		
Unvested balance at December 31, 2024	4,220,878	$ 8.22	1.46	$ 27,393

There was $32.5 million of unrecognized stock-based compensation expense related to unvested RSU awards as of December 31, 2024. The unrecognized stock-based compensation expense is estimated to be recognized over a period of 2.80 years as of December 31, 2024.

Stock-based compensation expense

The following table shows the allocation of stock-based compensation expense related to the Company's stock-based awards (in thousands):

	Year Ended December 31,		
	2024	2023	2022
Cost of sales	$ 4,428	$ 3,212	$ 2,855
Research and development	6,427	6,676	5,035
Sales and marketing	4,766	4,290	3,419
General and administrative	11,227	7,870	5,286
Total stock-based compensation	$ 26,848	$ 22,048	$ 16,595

The following table shows the weighted-average valuation assumptions used in determining the fair value of employee stock options:

	Year Ended December 31,		
	2024	2023	2022
Expected term (in years)	6	5.96	5.91
Expected volatility	73 %	71 %	75 %
Risk-free interest rate	4 %	4 %	2 %
Dividend yield	—	—	—

The following table summarizes the weighted-average assumptions used in estimating the fair value of the ESPP for the current offering period using the Black-Scholes option-pricing model:

	Year Ended December 31,		
	2024	2023	2022
Expected term (in years)	0.5	0.5	0.5
Expected volatility	63 %	67 %	77 %
Risk-free interest rate	5 %	5 %	3 %
Dividend yield	—	—	—

15. Employee benefit plan

401(k) retirement savings plan

The Company currently maintains a 401(k) retirement savings plan that covers substantially all of its employees (the "401(k) Plan"). The 401(k) Plan permits voluntary contributions by employees, a portion of which are matched by the Company. The Company's contributions to the 401(k) Plan were approximately $1,823,000, $1,678,000, and $1,045,000 for the years ended December 31, 2024, 2023, and 2022, respectively.

16. Income taxes

For the years ended December 31, 2024, 2023, and 2022, income from continuing operations before taxes consisted of amounts related to U.S. operations and income associated with the Company's foreign operations. The geographical breakdown of the Company's income (loss) before provision for (benefit from) income taxes is as follows (in thousands):

		2024		2023		2022
Domestic	$	(12,778)	$	(16,899)	$	(1,347)
International		7,078		1,190		2,607
(Loss) income before income taxes	$	(5,700)	$	(15,709)	$	1,260

Income tax expense attributable to income from continuing operations consists of (in thousands):

		2024		2023		2022
Current provisions for income taxes:						
Federal	$	2,237	$	4,142	$	7,280
State		139		798		1,339
Foreign		830		1,528		1,442
Total current	$	3,206	$	6,468	$	10,061
Deferred tax expense (benefit):						
Federal	$	(2,551)	$	(8,777)	$	(9,164)
State		(651)		(1,170)		(1,910)
Foreign		316		(82)		(211)
Total deferred tax expense (benefit)	$	(2,886)	$	(10,029)	$	(11,285)
Total provision for (benefit from) income taxes	$	320	$	(3,561)	$	(1,224)

Tax rate reconciliation

The following table presents a reconciliation of the federal statutory rate to the Company's effective tax rate:

	2024	2023	2022
U.S. federal tax benefit at statutory rate	21.0 %	21.0 %	21.0 %
State income taxes, net of federal benefit	9.0	3.4	(60.0)
Foreign income taxed at different rates	10.0	(0.9)	(37.9)
Foreign-derived intangible income deduction	(5.2)	9.1	(39.2)
Research and development credits	14.4	12.9	(146.4)
Tax impact of foreign earnings and losses	(2.0)	(1.4)	89.4
Subpart F	1.8	(5.3)	67.2
Stock-based compensation	(44.4)	(12.2)	7.1
Other permanent adjustments	(2.2)	(0.8)	1.9
Prior year true up due to tax rate change	—	1.6	(47.1)
Change in valuation allowance, net	(9.3)	(6.5)	60.6
162M compensation	(2.7)	(0.7)	4.4
Foreign tax credit	4.2	2.1	(19.6)
Other	—	0.4	1.5
Effective tax rate	(5.4)%	22.7 %	(97.1)%

Significant components of deferred taxes

The tax effects of temporary differences and carryforwards that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2024 and 2023 are presented below (in thousands):

	2024	2023
Deferred tax assets		
Net operating loss carryforwards	$ 1,610	$ 1,414
Foreign tax credit carryforward	1,190	854
Research and development credit carryforward	2,201	1,647
Stock based compensation	4,473	3,171
Legal settlement	2,461	4,458
Deferred revenue	6,460	6,061
Research and development capitalization	13,287	10,135
Inventory reserve	1,736	1,760
Accrued bonus	1,477	1,292
Lease liability	2,362	2,631
Other accruals	1,497	2,544
Gross deferred tax assets	38,754	35,967
Valuation allowance	(2,800)	(2,268)
Net deferred tax assets	$ 35,954	$ 33,699
Deferred tax liabilities		
ROU assets	$ (2,107)	$ (2,392)
Depreciation and amortization	(473)	(820)
Net deferred tax liabilities	$ (2,580)	$ (3,212)
Net deferred tax assets (liabilities)	$ 33,374	$ 30,487

The Company assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to utilize the existing deferred tax assets. The Company believes its deferred tax assets are more likely than not to be realized except for one entity in China which is expected to incur tax losses due to research and development deductions available.

As of December 31, 2024, the Company maintained a valuation allowance with respect to one of its foreign subsidiary's net operating loss that the Company believes is not more likely than not to be realized. The Company will continue to reassess the valuation allowance annually and if future evidence allows for a partial or full release of the valuation allowance, a tax benefit will be recorded accordingly.

As of December 31, 2024 and 2023, the Company had state tax credit carryforwards of $4.0 million and $3.1 million, respectively, to offset future tax liability. The credit carryforwards are not subject to expiration. As of December 31, 2024 and 2023, the Company had foreign tax credit for Cytek (Shanghai) Biosciences Co., Ltd of $1.2 million and $0.9 million, respectively, which expires in 2027 if not utilized.

Section 382 of the Internal Revenue Code, as amended, places a limitation on the amount of taxable income that can be offset by net operating loss carryforwards and tax credit carryforwards after a greater than 50% change in control in ownership. California has similar rules. The Company had performed a Section 382 analysis and determined that its capitalization have resulted in such a change in prior year and current year. Utilization of the net operating loss carryforwards and tax credit carryforwards had been subject to the annual limitations under IRC Section 382 and similar state provisions. The annual limitation may result in the expiration of the state net operating loss carryforwards before utilization.

Uncertain Tax Positions

The following is a tabular reconciliation of the total amounts of unrecognized tax benefits (in thousands):

	2024	2023	2022
Unrecognized tax benefits as of the beginning of the year	$ 3,635	$ 2,235	$ 1,321
(Decrease) increase related to prior year tax provisions	(897)	217	298
Increase related to current year tax provisions	861	1,183	616
Unrecognized tax benefits as of the end of the year	$ 3,599	$ 3,635	$ 2,235

The Company accounts for uncertain tax positions under ASC 740. As of December 31, 2024, 2023 and 2022, there was approximately $3.6 million, $3.6 million and $2.2 million, respectively, of unrecognized tax benefits. Of the unrecognized tax benefits, $3.3 million, $3.4 million and $2.0 million represents the amount that if recognized, would favorably affect the effective income tax rate in 2024, 2023 and 2022, respectively. The Company does not expect a significant change to its unrecognized tax benefits or recorded liabilities over the next twelve months. The unrecognized tax benefits may increase or change during the next year for items that arise in the ordinary course of business.

The Company files income tax returns in U.S. federal jurisdiction, various U.S. state jurisdictions and foreign jurisdictions. The U.S., state and foreign jurisdictions have statutes of limitations that generally range from three to five years. The Company's federal, state and foreign income tax returns are subject to examination unless the statutes of limitations close. The Company is not currently under examination for federal, state or foreign income tax purposes.

As of December 31, 2024, the Company's management asserted that it was their intent to indefinitely reinvest unremitted foreign earnings for all its foreign entities.

17. Lease

The Company determines if an arrangement is or contains a lease at inception, which is the date on which the terms of the contract are agreed to, and the agreement creates enforceable rights and obligations. Under Topic 842, a contract is or contains a lease when (i) explicitly or implicitly identified assets have been deployed in the contract and (ii) the customer obtains substantially all of the economic benefits from the use of that underlying asset and directs how and for what purpose the asset is used during the term of the contract. The Company also considers whether its service arrangements include the right to control the use of an asset.

The Company leases office facilities and equipment from unrelated parties under operating lease agreements that have initial terms ranging from 1 to 8 years. Some leases include one or more options to renew, generally at the Company's sole discretion, with renewal terms that can extend the lease term up to five years. In addition, certain leases contain termination options, where the rights to terminate are held by either the Company, the lessor, or both parties. These options to extend or terminate a lease are included in the lease terms when it is reasonably certain that the Company will exercise that option. The Company's leases generally do not contain any material restrictive covenants. The Company is a sub-lessor in an agreement with a term of three years.

Operating lease cost is recognized on a straight-line basis over the lease term. The components of lease expense are as follows (in thousands):

	Year Ended December 31, 2024	Year Ended December 31, 2023
Operating lease cost	$ 3,385	$ 3,182
Short-term lease cost	625	910
Total lease cost	$ 4,010	$ 4,092

For the year ended December 31, 2024, sublease loss was $10,647, recorded as other income.

Supplemental cash flow information related to leases is as follows (in thousands):

	Year Ended December 31, 2024	Year Ended December 31, 2023
Cash paid for amounts included in measurement of lease liabilities:		
Operating cash outflows - payments on operating leases	$ 3,273	$ 3,274
Right-of-use assets obtained in exchange for new lease obligations:		
Operating leases	$ 2,716	$ 178

Supplemental balance sheet information related to leases is as follows (in thousands):

	December 31, 2024	December 31, 2023
Operating lease right-of-use assets	$ 10,168	$ 10,853
Included in other current liabilities:		
Operating lease liabilities, current	$ 3,756	$ 2,444
Operating lease liabilities, noncurrent	7,552	9,479
Total operating lease liabilities	$ 11,308	$ 11,923
Weighted-average remaining lease term - operating leases:	3.49	4.68
Weighted-average discount rate - operating leases:	3.4%	2.7%

Future undiscounted cash flows for each of the next five years and thereafter and reconciliation to the lease liabilities recognized on the balance sheet as of December 31, 2024 is as follows (in thousands):

2025	$ 3,998
2026	2,887
2027	2,519
2028	2,062
2029	363
Thereafter	38
Total lease payments	$ 11,867
Less imputed interest	(559)
Total present value of lease liabilities	$ 11,308

18. Commitments and contingencies

Purchase Obligations

The Company has entered into non-cancelable arrangements with third parties, primarily related to cloud computing and other information technology services. As of December 31, 2024, future payments under these contractual obligations were as follows (in thousands):

2025	$	2,092
2026		2,620
2027		1,121
Thereafter		17
Total Purchase Obligations	$	5,850

Legal proceedings

From time to time, the Company is involved in legal proceedings and claims. On August 14, 2024, Beckman Coulter, Inc. ("Beckman Coulter") sued the Company in federal court in the District of Delaware, alleging that the Company's Aurora flow cytometers, Aurora CS cell sorters, and Northern Lights and Northern Lights-CLC products infringe U.S. Patent Nos. 10,330,582 and 11,703,443, each titled "Flow Cytometer." On October 7, 2024, the Company filed an answer denying any liability and including a counterclaim against Beckman Coulter for false marking. On October 28, 2024, Beckman Coulter filed an answer to the counterclaim, denying liability. On January 9, 2025, Beckman Coulter filed a first amended complaint, further alleging that the Company's Aurora flow cytometers, Aurora CS cell sorters, and Northern Lights and Northern Lights-CLC products also infringe U.S. Patent Nos. 12,174,106 and 12,174,107, each of which is also titled "Flow Cytometer" and related to the earlier asserted patents. On February 6, 2025, the Company filed an answer to the first amended complaint, denying any liability and including a counterclaim against Beckman Coulter for false patent marking. A claim construction hearing is currently scheduled for July 16, 2025, briefing on dispositive motions is currently scheduled in March and April of 2026, and a trial is scheduled for August 17, 2026. The Company intends to vigorously defend itself and pursue the counterclaim.

The Company evaluates the status of each legal matter, if any, and assesses potential financial exposure. If the potential loss from any legal proceedings or litigation is considered probable and the amount can be reasonably estimated, the Company accrues a liability for the estimated loss. Significant judgment is required to determine the probability of a loss and whether the amount of the loss is reasonably estimated. The outcome of any proceeding is not determinable in advance. As a result, the assessment of a potential liability and the amount of accruals recorded are based on the information available at the time.

19. Investment in Cytek Japan

In May 2019, the Company jointly formed Cytek Japan with TOMY Digital Biology ("TOMY"). Cytek Japan was created for the purpose of expanding the Company's presence in Japan. The Company and TOMY each purchased $46,000 of common stock of Cytek Japan. The Company previously accounted for its 50% interest in Cytek Japan as an equity method investment. The Company recorded $40,000 for its proportionate share of Cytek Japan's earnings prior to its additional investment, which is included in other income (expense), net in the consolidated statements of operations and comprehensive (loss) income for the year ended December 31, 2022.

In March 2021, the Company purchased an additional $688,000 of common stock of Cytek Japan and TOMY purchased an additional $229,000 of common stock of Cytek Japan. The Company's interest in Cytek Japan increased from 50% to 73% giving the Company controlling interest. The Company consolidated Cytek Japan as of March 31, 2021.

The Company recognized net assets of $1.1 million, consisting primarily of $1.0 million cash. The Company recorded noncontrolling interest of $315,000 on the unaudited interim consolidated financial statements as of March 31, 2021.

In January 2023, the Company purchased an additional $235,000 of common stock of Cytek Japan. Cytek Japan became a wholly-owned subsidiary of the Company.

20. Product warranty

The following table shows the activity in the product warranty accrual included in accrued expenses on the consolidated balance sheets (in thousands):

	December 31, 2024	December 31, 2023
Balance, beginning of the period	$ 2,805	$ 2,126
Accrual for current year warranties	949	3,540
Warranty cost incurred	(1,958)	(2,861)
Balance, end of period	$ 1,796	$ 2,805

21. Net (loss) income attributable to common stockholders per share

The following table sets forth the computation of the Company's basic and diluted net (loss) income attributable to common stockholders per share for the years ended December 31, 2024, 2023, and 2022 (in thousands except share and per share data):

	Year Ended December 31,		
	2024	2023	2022
Numerator			
Net (loss) income	$ (6,020)	$ (12,148)	$ 2,484
Less: net loss (income) allocated to noncontrolling interests	—	—	92
Net (loss) income attributable to common stockholders, basic and diluted	$ (6,020)	$ (12,148)	$ 2,576
Denominator			
Weighted-average common shares outstanding, attributable to common stockholders, basic	130,611,330	135,283,044	134,510,831
Effect of employee stock plans	—	—	4,051,280
Weighted-average common shares outstanding, attributable to common stockholders, diluted	130,611,330	135,283,044	138,562,111
Net (loss) income attributable to common stockholders per share, basic	$ (0.05)	$ (0.09)	$ 0.02
Net (loss) income attributable to common stockholders per share, diluted	$ (0.05)	$ (0.09)	$ 0.02

Stock-based compensation awards of approximately $7.2 million, $9.0 million, and $3.5 million shares for the years ended December 31, 2024, 2023, and 2022, respectively, were outstanding but were not included in the computation of diluted net income (loss) per share attributable to Cytek Biosciences, Inc. common stockholders, because the effect of including such shares would have been anti-dilutive in the periods presented.

22. Segment Information and Geographic Data

Segment Information

The Company operates and manages its business activities on a consolidated basis and has one operating and reportable segment, as defined under ASC 280, Segment Reporting. Operating segments are defined as components of an enterprise where separate financial information is evaluated regularly by the Chief Operating Decision Maker ("CODM"), who decides how to allocate resources and assess performance. The Company's Chief Executive Officer serves as the CODM and is responsible for evaluating the Company's financial performance and allocating resources. The CODM uses net income as the measure of profit or loss to allocate resources, assess performance, and monitor budgets against actual results.

Further, the CODM reviews the significant segment expenses in the table below on net (loss) income when assessing performance and allocating resources, as well as those used for strategic decisions related to headcount and capital expenditures. The measure of segment assets is reported on the balance sheet as total assets. The CODM does not review segment assets at a level other than that presented in the Company's consolidated balance sheets.

The following table reflect the Company's significant segment expenses:

(In thousands)		2024		2023		2022
Revenue, net:						
Product	$	153,263	$	156,717	$	148,600
Service		47,190		36,298		15,436
Total revenue, net		200,453		193,015		164,036
Cost of sales (excluding stock-based compensation)		82,922		78,655		59,024
Amortization - license & IP expense		1,997		1,721		1,183
Sales (excluding stock-based compensation)		29,320		25,510		17,120
Marketing (excluding stock-based compensation)		15,028		19,349		12,692
Research and development (excluding stock-based compensation)		32,975		37,475		29,823
General and administrative (excluding stock-based compensation)		31,885		36,102		29,403
Stock-based compensation expense		26,848		22,048		16,594
Other segment items		(14,504)		(15,696)		(4,288)
Net (loss) income	$	(6,020)	$	(12,148)	$	2,484

Other segment items include other income (expenses) and interest income (expenses).

Revenue by geographic location

The Company sells its products worldwide and attributes revenue to the geography where the product is delivered. The geographical distribution of revenue for the years ended December 31, 2024, 2023, and 2022 was as follows (in thousands):

		Year Ended December 31,				
		2024		2023		2022
United States	$	92,610	$	102,085	$	94,592
EMEA		62,341		53,178		43,958
APAC		35,770		31,598		22,523
Other		9,732		6,154		2,963
Total revenue, net	$	200,453	$	193,015	$	164,036

EMEA includes Europe, the Middle East and Africa; APAC includes Asia and the Pacific countries; Other includes Canada and Latin America.

The Company had no major customers and no individual country represented more than 10% of total revenues for the years ending December 31, 2024, 2023, and 2022.

Long-lived assets by geographic location

As of December 31, 2024 and December 31, 2023, the Company's long-lived assets by geographic area were as follows (in thousands):

	December 31, 2024	December 31, 2023
United States	$ 8,228	$ 8,814
EMEA	435	325
APAC	9,299	9,266
Total	$ 17,962	$ 18,405

As of December 31, 2024 and December 31, 2023, most of the Company's long-lived assets were located in the United States and in Wuxi, China.

23. Subsequent Events

Credit Agreement

On January 6, 2025, Cytek (Shanghai) Biosciences Co., Ltd. signed a maximum credit agreement with Bank of Ningbo, for 10 million Chinese renminbi (approximately US $1.4 million). Cytek Wuxi collateralizes this credit to the bank, and the interest rate is fixed at 3.1%. The line of credit is available from January 7, 2025 to January 9, 2026. On January 15, 2025, Cytek (Shanghai) Biosciences Co., Ltd. withdrew $2.0 million Chinese renminbi (approximately US $0.3 million) to support its operational needs. As of February 27, 2025, the outstanding balance was 8 million Chinese renminbi (approximately US $1.1 million).

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

Not applicable.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of the end of the period covered by this Annual Report on Form 10-K. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objective and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as a result of the material weaknesses in our internal control, our disclosure controls and procedures were not effective as of December 31, 2024.

Management's Annual Report on Internal Control Over Financial Reporting

Management, including our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a- 15(f) and 15d-15(f) under the Exchange Act and based upon the criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("the COSO framework"). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of our financial statements for external purposes in accordance with U.S. GAAP.

An effective internal control system, no matter how well designed, has inherent limitations, including the possibility of human error or overriding of controls, and therefore can provide only reasonable assurance with respect to reliable financial reporting. Because of its inherent limitations, our internal control over financial reporting may not prevent or detect all misstatements, including the possibility of human error, the circumvention or overriding of controls, or fraud. Effective internal controls can provide only reasonable assurance with respect to the preparation and fair presentation of financial statements.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we have conducted an evaluation of the effectiveness of our internal control over financial reporting based on the COSO framework. Based on evaluation under these criteria, management determined, based upon the existence of the material weaknesses described below, that we did not maintain effective internal control over financial reporting as of December 31, 2024. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that a reasonable possibility exists that a material misstatement of our annual or interim financial statements would not be prevented or detected on a timely basis.

We identified deficiencies in the control environment and control activities components of the COSO Framework that constitute material weaknesses, either individually or in the aggregate.

- Control environment – Management did not maintain an effective control environment based on the criteria established in the COSO framework and identified deficiencies in the principles associated with the control environment of the COSO framework. Specifically, the Company's resources within its accounting and IT function require additional time to perform their assigned responsibilities for a sufficient period of time to evidence an effective control environment.

- Control activities – Management did not design and implement effective control activities based on the criteria established in the COSO framework and identified deficiencies in the principles associated with the control activities component of the COSO framework. Specifically, these related to: (i) selecting and developing control activities that contribute to the mitigation of risks and support achievement of objectives; (ii) selecting and developing general control activities over technology to support the achievement of objectives; and (iii) deploying control activities through policies that establish what is expected and procedures that put policies into action and relate to substantially all financial statement accounts and disclosures.

The following material weaknesses were contributing factors: (i) inadequate general information technology controls (GITCs) in the areas of access security and program change-management over certain information technology systems that support the Company's financial reporting processes. Some of our business process controls (automated and manual) are dependent on the affected GITCs; they too were deemed ineffective because they could have been adversely impacted; and (ii) ineffective design and/or review procedures for journal entries and balance sheet account reconciliations.

Deloitte & Touche LLP, our independent registered public accounting firm, has audited the effectiveness of our internal control over financial reporting as of December 31, 2024 and has issued an attestation report on our internal controls over financial reporting, which is included herein.

Remediation Plan and Status

We remain committed to remediating the control deficiencies that constituted the above material weaknesses by continuing to enhance our internal control over financial reporting. Management has put in place measures aimed at addressing these deficiencies to ensure the material weaknesses are remediated. such that these controls are designed, implemented and operating effectively. Throughout 2024, we have executed, and we will continue to execute the following steps intended to remediate the material weaknesses described above and strengthen our internal control over financial reporting:

- We have augmented our workforce with qualified personnel in both our accounting and information technology functions. We have appointed personnel that are qualified to assume responsibility for the design and operation of internal control over financial reporting and monitor the progress for remediation.

- We are continuing to revise and improve the design of our controls, implement reviews and monitor the effectiveness of our internal control environment with external consultants with subject matter expertise, including GITCs.

- We are committed to an ongoing process to revise and implement new controls, update documentation.

- We will continue to expand education and training, enforce accountability, and strengthen supervisory reviews by our management.

- We will continue to focus on control execution and monitoring internal controls within our revenue and inventory processes.

- We are committed to further strengthen GITCs related to financial accounting and reporting systems including implementing monitoring controls as appropriate. We invested in redesigning of our IT systems in 2024 through early 2025 to get those systems in compliance.

We plan to continue to devote significant time and attention to remediate the above material weaknesses as soon as reasonably practicable. As we continue to evaluate our controls, we will make the changes described above as well as any others needed to enhance our control environment and remediate the material weaknesses. We believe these actions will be sufficient to remediate the identified material weaknesses and strengthen our internal control over financial reporting; however, there can be no guarantee that such remediation will be sufficient. We will continue to evaluate the effectiveness of our controls and will make any further changes management determines appropriate.

Changes in Internal Control over Financial Reporting

We are taking actions to remediate the material weaknesses relating to our internal control over financial reporting. Other than the changes intended to remediate the material weaknesses noted above, there was no change in our internal control over financial reporting that occurred during the quarter ended December 31, 2024 that materially affected, or were reasonably likely to materially affect, our internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of Cytek Biosciences, Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Cytek Biosciences, Inc. and subsidiaries (the "Company") as of December 31, 2024, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, because of the effect of the material weaknesses identified below on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2024, of the Company and our report dated February 27, 2025, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Material Weaknesses

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses have been identified and included in management's assessment:

Control environment – Management did not maintain an effective control environment based on the criteria established in COSO and identified deficiencies in the principles associated with the control environment of COSO. Specifically, the Company's resources within its accounting and IT function require additional time to perform their assigned responsibilities for a sufficient period of time to evidence an effective control environment.

Control activities – Management did not design and implement effective control activities based on the criteria established in the COSO framework and identified deficiencies in the principles associated with the control activities component of COSO. Specifically, these related to: (i) selecting and developing control activities that contribute to the mitigation of risks and support achievement of objectives; (ii) selecting and developing general control activities over technology to support the achievement of objectives; and (iii) deploying control activities through policies that establish what is expected and procedures that put policies into action and relate to substantially all financial statement accounts and disclosures.

The following material weaknesses were contributing factors: (i) inadequate general information technology controls in the areas of access security and program change-management over certain information technology systems that support the Company's financial reporting processes. Some of the Company's business process controls (automated and manual) are dependent on the affected general information technology controls; they too were deemed ineffective because they could have been adversely impacted; and (ii) ineffective design and/or review procedures for journal entries and balance sheet account reconciliations.

These material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the consolidated financial statements as of and for the year ended December 31, 2024, of the Company, and this report does not affect our report on such financial statements.

/s/ Deloitte & Touche LLP

San Jose, California
February 27, 2025

Item 9B. Other Information

None.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

The information required by this item is incorporated by reference to the definitive Proxy Statement for the 2025 Annual Meeting of Stockholders, which will be filed with the SEC no later than 120 days after December 31, 2024, under the captions "Information Regarding the Board of Directors and Corporate Governance," "Election of Directors," and "Executive Officers."

Information regarding our Code of Business Conduct and Ethics, or the Code of Conduct, required by this item will be contained in our 2025 Proxy Statement under the caption "Information Regarding the Board of Directors and Corporate Governance - Code of Ethics," and is hereby incorporated by reference. If we make any substantive amendments to the Code of Conduct or grant any waiver from a provision of the Code of Conduct to any executive officer or director, we will promptly disclose the nature of the amendment or waiver on its website. The full text of our Code of Conduct is available at the Investor Relations section of our website at https://investors.cytekbio.com. The reference to our website address does not constitute incorporation by reference of the information contained at or available through our website, and you should not consider it to be part of this Annual Report.

We have adopted an insider trading policy governing the purchase, sale, and other dispositions of our securities by our directors, officers and employees and by the Company itself. We believe this policy is reasonably designed to promote compliance with insider trading laws, rules and regulations and the listing standards of the Nasdaq Stock Market. A copy of our Insider Trading Policy is filed with this Annual Report on Form 10-K as Exhibit 19.1.

Item 11. Executive Compensation.

The information required by this item is incorporated by reference to the definitive Proxy Statement for the 2025 Annual Meeting of Stockholders, which will be filed with the SEC no later than 120 days after December 31, 2024, under the captions "Executive Compensation" and "Director Compensation."

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information required by this item is incorporated by reference to the definitive Proxy Statement for the 2025 Annual Meeting of Stockholders, which will be filed with the SEC no later than 120 days after December 31, 2024, under the caption "Security Ownership of Certain Beneficial Owners and Management.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The information required by this item is incorporated by reference to the definitive Proxy Statement for the 2025 Annual Meeting of Stockholders, which will be filed with the SEC no later than 120 days after December 31, 2024, under the captions "Transactions with Related Persons" and "Independence of the Board of Directors."

Item 14. Principal Accountant Fees and Services.

The information required by this item is incorporated by reference to the definitive Proxy Statement for the 2025 Annual Meeting of Stockholders, which will be filed with the SEC no later than 120 days after December 31, 2024, under the caption "Ratification of Selection of Independent Registered Public Accounting Firm."

Item 15. Exhibits and Financial Statement Schedules

(a) The following documents are filed as part of this Annual Report on Form 10-K:

    (1) Consolidated Financial Statements

The consolidated financial statements filed as part of this Annual Report on Form 10-K are included in Part II, Item 8 of this Annual Report on Form 10-K.

Report of Independent Registered Public Accounting Firm (PCAOB ID No. 34)

Consolidated Balance Sheet

Consolidated Statements of Operations and Comprehensive (Loss) Income

Consolidated Statements of Redeemable Convertible Preferred Stock and Stockholders' Equity

Consolidated Statements of Cash Flows

Notes to consolidated financial statements

    (2) Financial Statement Schedules

Financial statement schedules have been omitted in this Annual Report on Form 10-K because they are not applicable, not required under the instructions or the information requested is set forth in the financial statements or related notes thereto in Part II, Item 8 of this Annual Report on Form 10-K.

    (3) List of Exhibits required by Item 601 of Regulation S-K

Number	Exhibit Title	Incorporated by Reference				Filed Herewith
		Form	File No.	Exhibit	Filing Date	
2.1+	Asset Purchase Agreement, dated February 13, 2023, by and between Cytek, Inc. and Luminex Corporation	10-K	001-40632	10.16	03/01/2023	
3.1	Amended and Restated Certificate of Incorporation	8-K	001-40632	3.1	07/27/2021	
3.2	Amended and Restated Bylaws	8-K	001-40632	3.2	07/27/2021	
4.1	Reference is made to Exhibits 3.1 and 3.2.					
4.2	Form of common stock certificate of Cytek Biosciences, Inc.	S-1/A	333-257663	4.1	07/19/2021	
4.3	Description of Securities.	10-K	001-40632	4.3	03/01/2023	
10.1	Cytek Biosciences, Inc. 2015 Equity Incentive Plan, as amended.	S-1	333-257663	10.2	07/02/2021	
10.2	Forms of Option Agreement, Notice of Stock Option Grant and Exercise Notice under Cytek Biosciences, Inc. 2015 Equity Incentive Plan.	S-1	333-257663	10.3	07/02/2021	
10.3	Cytek Biosciences, Inc. 2021 Equity Incentive Plan.	S-1/A	333-257663	10.4	07/19/2021	
10.4	Forms of Option Agreement and Notice of Stock Option Grant under 2021 Equity Incentive Plan.	S-1/A	333-257663	10.5	07/19/2021	
10.5	Forms of Restricted Stock Unit Grant Notice and Restricted Stock Unit Award Agreement under the 2021 Equity Incentive Plan	10-Q	001-40632	10.2	11/12/2021	
10.6	Forms of Option Agreement and Notice of Stock Option Grant under 2021 Equity Incentive Plan, effective August 23, 2022.	10-Q	001-40632	10.1	11/09/2022	

10.7	Forms of Restricted Stock Unit Grant Notice and Restricted Stock Unit Award Agreement under the 2021 Equity Incentive Plan, effective August 23, 2022.	10-Q	001-40632	10.2	11/09/2022	
10.8	Cytek Biosciences, Inc. 2021 Employee Stock Purchase Plan.	S-1/A	333-257663	10.6	07/19/2021	
10.9	Form of Indemnification Agreement, by and between Cytek Biosciences, Inc. and each of its directors and executive officers.	S-1/A	333-257663	10.7	07/19/2021	
10.10	Offer letter, by and between Cytek Biosciences, Inc. and Valerie Barnett, dated January 12, 2021.	10-Q	001-40632	10.1	05/09/2023	
10.11	Offer letter, by and between Cytek Biosciences, Inc. and Allen Poirson, Ph.D., dated March 23, 2021.	10-Q	001-40632	10.2	05/08/2024	
10.12	Offer letter, by and between Cytek Biosciences, Inc. and William McCombe, dated March 18, 2024.	8-K	001-40632	10.1	03/19/2024	
10.13	Cytek Biosciences, Inc. Second Amended and Restated Severance Benefit Plan.	10-Q	001-40632	10.1	05/08/2024	
10.14+	Supply Agreement between the Registrant and Cytek (Wuxi) Biosciences Co., Ltd, a China subsidiary of Cytek Biosciences, Inc., and Coherent NA, Inc. dated August 25, 2021.	10-Q	001-40632	10.1	11/12/2021	
10.15+	Supply and License Agreement, by and between Biotium, Inc. and Cytek Biosciences, Inc., dated as of September 1, 2020.	S-1	333-257663	10.11	07/02/2021	
10.16+	Settlement, License, and Equity Issuance Agreement, by and between Becton, Dickinson and Company and Cytek Biosciences, Inc., dated October 5, 2020.	S-1	333-257663	10.12	07/02/2021	
10.17	Lease, by and between SNH Medical Office Properties Trust and Cytek Biosciences, Inc., dated November 20, 2020.	S-1	333-257663	10.14	07/02/2021	
10.18	First Amendment to Lease, by and between DHC ZB Properties LLC and Cytek Biosciences, Inc., dated October 28, 2024.					X
10.19	Equity Distribution Agreement, by and between the Company and Piper Sandler & Co. dated August 26, 2022.	S-3	333-267118	1.2	08/26/2022	
19.1	Insider Trading Policy					X
21.1	List of Subsidiaries of the Registrant					X
23.1	Consent of Deloitte & Touche LLP, independent registered public accounting firm.					X
24.1	Power of Attorney (incorporated by reference to the signatures page of this Annual Report on Form 10-K)					X
31.1	Certification of Principal Executive Officer required by Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					X

31.2	Certification of Principal Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					X
32.1*	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*					X
32.2*	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*					X
97.0	Cytek Biosciences, Inc. Incentive Compensation Recoupment Policy	10-K	001-40632	97	03/13/2024	
101.INS	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because XBRL tags are embedded within the Inline XBRL document.					X
101.SCH	Inline XBRL Taxonomy Extension Schema Document.					X
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.					X
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.					X
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.					X
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.					X
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibits 101).					X

_____

+ Pursuant to Item 601(b)(10) of Regulation S-K, portions of this exhibit have been omitted as the Registrant has determined that the omitted information is both not material and is the type that the Registrant treats as private and confidential.

* As contemplated by SEC Release No. 33-8212, these exhibits are furnished with this Annual Report on Form 10-K and are not deemed filed with the SEC and are not incorporated by reference in any filing of Cytek Biosciences, Inc. under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date hereof and irrespective of any general incorporation language contained in such filings.

The agreements and other documents filed as exhibits to this report are not intended to provide factual information or other disclosure other than with respect to the terms of the agreements or other documents themselves, and you should not rely on them for that purpose. In particular, any representations and warranties made by us in these agreements or other documents were made solely within the specific context of the relevant agreement or document and may not describe the actual state of affairs as of the date they were made or at any other time.

Item 16. Form 10-K Summary.

Not provided.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Cytek Biosciences, Inc.

Date: February 27, 2025   By: /s/ Wenbin Jiang
                                                                    Wenbin Jiang, Ph.D.
                                                        President and Chief Executive Officer
                                                            (Principal Executive Officer)

Date: February 27, 2025   By: /s/ William McCombe
                                                                    William McCombe
                                                            Chief Financial Officer
                                                (Principal Financial and Accounting Officer)

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Wenbin Jiang, William McCombe and Valerie Barnett, and each or any one of them, his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to this report, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-facts and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his or her substitutes or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Name	Title	Date
/s/ Wenbin Jiang Wenbin Jiang, Ph.D.	President, Chief Executive Officer and Director *(Principal Executive Officer)*	February 27, 2025
/s/ William McCombe William McCombe	Chief Financial Officer *(Principal Financial and Accounting Officer)*	February 27, 2025
/s/ Ming Yan Ming Yan, Ph.D.	Chief Technology Officer and Director	February 27, 2025
/s/ Jack Ball Jack Ball	Director	February 27, 2025
/s/ Don Hardison Don Hardison	Director	February 27, 2025
/s/ Deborah Neff Deborah Neff	Director	February 27, 2025
/s/ Michael Holder Michael Holder	Director	February 27, 2025
/s/ Vera Imper Vera Imper, Ph.D.	Director	February 27, 2025

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BOARD AND MANAGEMENT

Directors

Wenbin Jiang, Ph.D.
Jack Ball
Don Hardison
Michael Holder
Vera Imper, Ph.D.
Deborah Neff
Ming Yan, Ph.D.

Executive Officers

Wenbin Jiang, Ph.D.
Chief Executive Officer and President

Ming Yan, Ph.D.
Chief Technology Officer

William McCombe
Chief Financial Officer

Valerie Barnett
Chief Legal Officer and Corporate Secretary

Philippe Busque, Ph.D.
Senior Vice President, Global Sales and Services

ANNUAL REPORT ON FORM 10-K

Stockholders may receive a copy of our Annual Report on Form 10-K, including the financial statements and the financial statement schedules, free of charge upon written request. Please send such requests to:

Cytek Biosciences, Inc.
47215 Lakeview Boulevard
Fremont, California 94538
Attention: Corporate Secretary

CORPORATE INFORMATION

Corporate Headquarters

Cytek Biosciences, Inc.
47215 Lakeview Boulevard
Fremont, California 94538

Annual Meeting

Our 2025 Annual Meeting will be held virtually through a live webcast on June 18, 2025 at 11 a.m. Pacific Time.

You will be able to attend the Annual Meeting, submit questions and vote during the live webcast by visiting www.virtualshareholdermeeting.com/CTKB2025.

Shareholder Services

You may contact our transfer agent by writing to Equiniti Trust Company, LLC at 55 Challenger Road, 2nd Floor, Ridgefield Park, New Jersey 07660. You may also contact our transfer agent by calling (800) 937-5449 or helpAST@equiniti.com.

Stock Exchange Information

Our common stock is traded on The Nasdaq Stock Market under the symbol "CTKB".

Internet Address Information

Visit us online at www.cytekbio.com for more information about us and our products and services. This 2024 Annual Report is available online by visiting www.proxyvote.com and typing in the control number as set forth either on the proxy card as to stockholders of record, or on the voting instruction form as to individuals who hold shares through a broker, bank, trustee, or other nominee.

STATEMENT REGARDING USE OF NON-GAAP FINANCIAL INFORMATION

We have presented certain financial information in accordance with generally accepted accounting principles in the United States ("GAAP") and also on a non-GAAP basis for the year ended December 31, 2024 and December 31, 2023. Management believes that non-GAAP financial measures, including "adjusted EBITDA" and "constant currency revenue," taken in conjunction with GAAP financial measures, provide useful information for both management and investors by excluding certain non-cash and other expenses, or the effects of foreign currency volatility, that are not indicative of the company's core operating results. Management uses non-GAAP measures to compare the company's performance relative to forecasts and strategic plans and to benchmark the company's performance externally against competitors. Non-GAAP information is not prepared under a comprehensive set of accounting rules and should only be used to supplement an understanding of the company's operating results as reported under GAAP. Cytek encourages investors to carefully consider its results under GAAP, as well as its supplemental non-GAAP information and the reconciliation between these presentations, to more fully understand its business. Reconciliations between GAAP and non-GAAP operating results are presented under "Reconciliation of GAAP to Non-GAAP Measures" and "Management's Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measure" above.

FORWARD LOOKING STATEMENTS

This 2024 Annual Report contains forward- looking statements that are based on our management's beliefs and assumptions and on information currently available to our management. Forward-looking statements include statements that are not historical facts and can be identified by terms such as "anticipates," "believes," "contemplates", "continues," "could," "estimates," "expects," "intends," "may," "plans," "potential,"
"predicts," "projects," "should," "targets," "will," "would" , "become", "forecast", or similar terms or expressions and the negatives of those terms. These forward-looking statements include, among others, statements regarding our future results of operations, financial condition and business strategy; plans and objectives for future operations; our stock repurchase program; anticipated continued demand growth for our products; our ability to mitigate potential impacts from tariffs, export controls, licensing requirements and funding policies on our business; future organic and inorganic business growth and profitability; our market opportunities and the growth potential of the markets for our products; product development; potential expansion of clinical applications; and the potential for accretive acquisitions.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Given these uncertainties, you should not place undue reliance on any forward-looking statements.

Factors that could materially affect future results include, but are not limited to, global geopolitical, economic and market conditions; our ability to manage the impacts of recent and future export controls and licensing requirements, tariffs and NIH funding policies on our business; our ability to evaluate our prospects for future viability and predict future performance; our ability to accurately forecast customer demand and adoption of our products; our ability to recognize the anticipated benefits of collaborations; our dependence on certain sole and single source suppliers; competition; market acceptance of our current and potential products; our ability to manage the growth and complexity of our organization, maintain relationships with customers and suppliers and hire and retain key employees; our ability to manufacture our products in high-quality commercial quantities successfully and consistently to meet demand; our ability to increase penetration in our existing markets and expand into adjacent markets; our ability to secure additional distributors or maintain good relationships with our existing distributors; our ability to successfully develop and introduce new products; our ability to maintain, protect and enhance our intellectual property; our ability to continue to stay in compliance with our material contractual obligations, applicable laws and regulations; and foreign currency exchange impacts. You should review the more detailed discussions of risks and uncertainties affecting our business described under the caption "Risk factors" in our Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 28, 2025 and supplemented in our subsequent Quarterly Reports on Form 10-Q.

Except as required by law, we assume no obligation to update these forward-looking statements or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

